VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04012238

04 JAN -5 AM 7:21

18 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Deborah Bucher

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Ms D Bucher
Corporate Administrator

dlw 1/20

VRL 422

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 10 November 2003 9:22
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

94110.pdf (130 KB)

```
ASX confirms the release to the market of Doc ID: 94110 as follows:
Release Time: 10-Nov-2003  09:21:11
ASX Code: VRL
File Name: 94110.pdf
Your Announcement Title: Preference Share Scheme adjournment
```

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

10 November 2003

VILLAGE ROADSHOW LIMITED – Preference Scheme

The hearing of the Supreme Court of Victoria to approve the proposed scheme of arrangement between the Company and holders of its A class preference shares as well as to clarify and determine issues relating to voting on resolution 1 in the Notice of General Meeting was held last Friday 7 November 2003.

As expected following a failed attempt to adjourn the meetings through an injunction application the previous Friday, Boswell Filmgesellschaft mbH, a recent acquirer of 1,000 preference shares and 1,000 ordinary shares in the Company, objected to the Scheme. Not unusually when a Scheme faces objection, the Court has reserved its judgment.

As a result, the timetable for the implementation of the Scheme as set out on page 3 of the Scheme Booklet will be delayed pending the Courts approval and ruling.

A further announcement will be made when the Court hands down its decision and will include, where appropriate, an amended timetable for implementation of the Scheme.

In addition, the General Meeting has been further adjourned from 7 November 2003 and will be reconvened at 12 noon Melbourne time on Monday, 17 November 2003 in Minter Ellison's offices at Level 23 in the South Tower, 525 Collins Street, Melbourne, Victoria, 3000.

VRL 423

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 12 November 2003 3:01
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

94939.pdf (120 KB)

ASX confirms the release to the market of Doc ID: 94939 as follows:
Release Time: 12-Nov-2003 15:01:01
ASX Code: VRL
File Name: 94939.pdf
Your Announcement Title: Preference Share Scheme

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 November 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED – PREFERENCE SHARE SCHEME

The Company announced on 10 November 2003 that at the hearing of the Court to approve the Scheme held on Friday 7 November 2003, the Court had reserved its judgment and that the General Meeting of the Company held on 3 November 2003 had been adjourned until 12.00 noon Melbourne time on Monday, 17 November 2003.

The Company has today been informed that the Court will hand down its judgment on Friday 14 November 2003. A further announcement will be made when judgment is handed down.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141. PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 November 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Dianna Higgins

04 JAN -5 AM 7:21

BY FACSIMILE 07 3832 4114

Dear Ms Higgins

Request for Trading Halt

The Company hereby requests an immediate trading halt on its securities pending the decision of the Supreme Court of Victoria this afternoon in relation to the Preference Share Scheme of Arrangement.

The Company will issue an announcement to the market as soon as practicable, following which the trading halt can be lifted.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Phil Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 November 2003

Village Roadshow Limited Preference Share Scheme

Further to our announcement on 12 November 2003, at the Supreme Court of Victoria hearing today in relation to the Scheme, the Court decided as follows:

1. It was not prepared to approve the Scheme at the present time because of concerns with one only of the three resolutions put to shareholders (Resolution 2.1 of the General Meeting – the Buyback approval).

2. It held that all shareholders (whether they held ordinary shares, preference shares, or both) should have been entitled (should they have wished) to vote in respect of Resolution 2.1 of the General Meeting (Buyback approval).

3. It further held that those shareholders were entitled to vote in the following manner only under the Corporations Act and the constitution of the Company in respect of Resolution 2.1 of the General Meeting (Buyback approval):

   - Ordinary shareholders (who held no preference shares): may have voted **in favour** or **against**;
   - Combined shareholders* (who held both ordinary and preference shares): may only have voted (should they have wished) **against** but not in favour;
   - Preference shareholders* (who held no ordinary shares): may only have voted (should they have wished) **against** but not in favour.

   *The Court held that no votes cast **in favour** by combined shareholders and preference shareholders who held no ordinary shares may be counted.

4. It confirmed that the interests of combined shareholders are not dissimilar, or not sufficiently dissimilar, to the interests of preference shareholders who hold no ordinary shares, as would justify separate class meetings. Therefore, no additional class meetings were required.

5. The Court has jurisdiction to exercise its discretion to approve the Scheme but was not prepared to do so today in light of these findings. However, the Court has raised the possibility of reconvening the general meeting in respect of Resolution 2.1 (Buyback approval), upon the Company giving appropriate notice to all ordinary and all preference shareholders, and to put the buyback resolution (Resolution 2.1) and any other appropriate resolutions to them afresh. The Court considered submissions in respect of this proposal this afternoon and will consider further submissions next Tuesday 18 November 2003. If

approved, the present application for approval of the Scheme will be adjourned until that has been done.

The Company remains committed to a restructure of its capital for the benefit of all shareholders. The Company believes it is important to note that:

1. The Scheme resolutions have, in the Company's view, been overwhelmingly supported by shareholders (including the preference shareholders). The Court's concerns relate to Resolution 2.1 of the General Meeting only.

2. The voting exclusions adopted by the Company in the Scheme booklet in respect of Resolution 2.1 of the General Meeting (Buyback approval) were consistent with those adopted by a number of Top 100 ASX listed companies for their buybacks in recent years.

3. The objecting shareholder, Boswell Filmgesellschaft mbH, acquired 1,000 ordinary shares and 1,000 preference shares approximately one week before the Scheme meeting. In the Company's opinion, it would have purchased those shares in full knowledge of the information provided to shareholders in the Scheme Booklet. No other shareholder, and specifically no other preference shareholder, has appeared in support of Boswell's position.

The Company remains committed to ensuring the will of shareholders (as demonstrated by the Scheme Meetings) is achieved.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

18 November 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Dianna Higgins

BY FACSIMILE 07 3832 4114

Dear Ms Higgins

Request for Trading Halt

The Company hereby requests an immediate trading halt on its securities following the decision of the Supreme Court of Victoria today to reject the Company's submissions in relation to the Preference Share Scheme of Arrangement. The Company submitted that the currently adjourned General Meeting of shareholders be held on 8 December 2003 to enable the Company to re-conduct a poll on the Buy-Back Resolution in accordance with the shareholder voting entitlements as determined by the Court.

The Company is now considering alternative courses of action and will issue an announcement to the market as soon as practicable, following which the trading halt can be lifted.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Phil Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

18 November 2003

VILLAGE ROADSHOW LIMITED PREFERENCE SHARE SCHEME

On 14 November 2003 Justice Mandie of the Supreme Court of Victoria declined to approve the Scheme because of concerns, in his judgment, with one of the three resolutions put to shareholders (Resolution 2.1 of the General Meeting – the Buyback Approval).

Today, Justice Mandie further declined to re-convene the General Meeting to allow Resolution 2.1 to be put to shareholders afresh.

Based on Justice Mandie's judgment, Resolution 2.1 would require a 75% approval by shareholders but with a maximum of only approximately 140 million shares able to vote in favour of the Resolution (based on the share register as at 1 November 2003, the record date for the previous meeting) and approximately 485 million shares able to vote against. This approach raises difficulties not just for Village Roadshow Limited but for any Australian company with preference shares on issue wishing to buy back shares.

Despite the overwhelming support of all resolutions by Village Roadshow's shareholders at the meetings on 3 November 2003, the proposed scheme has been subject to vigorous objection by Boswell Filmgesellschaft mbH, which acquired 1,000 ordinary shares and 1,000 preference shares approximately one week before the scheme meeting. Village Roadshow is unaware of Boswell's motivations.

Village Roadshow intends to appeal Justice Mandie's decision. In the meantime the Company will consider re-submitting the Scheme of Arrangement to shareholders subject to market conditions and subject to being satisfied that there is a very strong likelihood that shareholders will again support all resolutions.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

20 November 2003

VILLAGE ROADSHOW LIMITED
INTENTION TO RE-SUBMIT PREFERENCE SHARE SCHEME

On Tuesday 18 November 2003, following the order of Justice Mandie of the Supreme Court of Victoria declining to approve the Scheme put to shareholders on 3 November 2003 ("Prior Scheme"), the Company advised that it would consider re-submitting the Scheme of Arrangement to shareholders subject to market conditions and subject to being satisfied that there is a very strong likelihood that shareholders will again support all resolutions.

Since Tuesday evening, the Company has undertaken extensive market soundings as to the support of both ordinary and preference shareholders in Australia and overseas for a new Scheme of Arrangement for the buy back of A Class Preference Shares, on the same terms as the Prior Scheme other than in relation to voting on Resolution 2.1 of the General Meeting.

The Company is satisfied that there is currently an overwhelming desire by shareholders to have the Scheme re-submitted for approval.

Notwithstanding what it views as an inequity arising out of the judgment in regard to the voting on Resolution 2.1, the Company believes that the current support would be sufficient to easily carry such resolution.

Documentation for the new Scheme is currently being prepared and provided that support for the Scheme continues in its opinion to be overwhelming, the Company will proceed to seek the necessary approvals to implement the new Scheme.

The new Scheme will allow for the application of the voting requirements stipulated in Justice Mandie's judgment. It is expected that the new Scheme Booklet will be dispatched to shareholders in the 2nd or 3rd week of December 2003 with new meetings in the 2nd or 3rd week of January 2004.

In addition, the Company will vigorously pursue an appeal of Justice Mandie's judgment.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

CHAIRMAN'S ADDRESS TO

VILLAGE ROADSHOW LIMITED

ANNUAL GENERAL MEETING

28 NOVEMBER, 2003

Ladies & Gentlemen before we plough into the detail of our meeting let me review our year's activity and give the board's perspective of the immediate future.

In the 2003 financial year we recorded an overall loss of $26m - our first loss in our history.

No-one can be happy with a loss, whether caused by accounting adjustments, asset write-downs, etc. However, we believe that shareholders can take some genuine comfort and confidence from the effective underlying health of an increasing operating cash flow. Excluding specific items and discontinued businesses, operating profit after tax was $61.1m - 10% up on the previous year. Despite their recent requirement for capital support, our businesses remain strong and viable.

This past year has not been an easy environment for our businesses - attacks have come in many forms; from SARS and terrorism impacting Parks and Cinemas, new Radio licences, video piracy, frustration of our Preference capital restructure initiative. But there have been highlights and some strong new positive future foundations, including:

- Consummation of our $1 billion US production finance and very importantly structural and simplification to an on-balance sheet 100% owned entity.
- Increasing our equity to 50% of the highly successful Australian multiplex cinema circuit.
- Extraordinary growth of the DVD market worldwide, underpinning the value of our production and distribution businesses and ultimately breeding new and wider audiences for cinema.
- Major cinema asset sales in Korea and the United Kingdom

Now a summary of the status of each of our businesses.

CINEMA
Cinema profit before tax increased 10.5% over the previous year to $12.0m. On a like for like basis sites open for a full year experienced a 2% increase in admissions.

This result was supported by a strong flow of films from *Harry Potter* last Christmas to *The Matrix Reloaded* in May; counterbalanced by SARS, floods in the Czech Republic, partial collapse of screen advertiser Val Morgan and the sale of our UK joint venture cinema circuit; in these circumstances our increased profit and admissions was a reassuringly resilient result.

Current cinema trading looks good and the line up of product running through Christmas is excellent, including the industry phenomenon, the final film in the *Lord of the Rings* trilogy of which we, Roadshow, are the proud distributors.

DISTRIBUTION
Distribution is enjoying a halcyon period, driven by an extraordinary product line up that has dominated the industry - *My Big Fat Greek Wedding, Austin Powers, Harry Potter, The Matrix* and of course, *Lord of the Rings.*

This current year, if anything, looks even stronger and certainly the momentum and growth of DVD will continue unabated.

PRODUCTION
As I mentioned, the simplification of structure to an on-balance sheet 100% owned entity, the $1 billion US finance which gives us a solid base from which to build this division of the group. As you, of course, know your company co-owns the MATRIX franchise together with Warner Bros. *The Matrix Reloaded* which was released earlier this year has grossed at the box office more than $US280m in the US and $US455m international for a world wide total of more than $US735m. *The Matrix Revolutions* which has only been in release for 3 weeks has grossed over $US125m in the US and $US235m internationally for a total to date of over $US360m

On present indications *The Matrix Revolutions* is likely to be the 3rd or 4th highest world wide grossing film of all pictures released this year. These are the foundations of financial strength and visible market success to drive our long term vision of a valuable film library and operating profits.

Now let me show you some trailers of our current production line up - *Mystic River,* the Clint Eastwood directed film which we believe should be nominated for best film at next year's Academy Awards and is already a box office success worldwide; *Torque* is a high energy, high potential youth movie from the producers of *The Fast and the Furious*; and *Taking Lives,* with the beautiful Angelina Jolie is also set for release early next year.

RADIO
Radio has had a year to remember, but not necessarily repeat! What business can withstand a simultaneous industry wide revenue downturn and a dramatic new competitive landscape. Austereo's EBITDA was $83.1m, down only $5.3m from the previous year.

Austereo finished the financial year the number one all people or number one FM Station in each of its markets throughout Australia.

THEME PARKS
Theme Parks also demonstrated resilience, down only 16.7% in profit this past year even in the face of the combined impact of SARS, the Bali bombing and the Iraq war. With strong management discipline, EBITDA was a respectable $20.8m - down 9.2%.

The new Scooby Doo ride was a terrific success here at Warner Bros. Movie World and the new Shark Bay attraction at Sea World in 2004 will be sensational.

We are very encouraged by current trading and the Christmas/New Year period should be excellent.

Now, let me dwell briefly on other corporate matters.

We have had discussions with the Australian Shareholders Association about quite a number of corporate governance matters. This dialogue will continue as we search for a more positive market image; always recognising that Village Roadshow does have a unique character and history.

We cannot change who we are and your executive directors, Graham Burke, John Kirby, Peter Foo, Peter Harvie and I are the people who created the businesses that are Village Roadshow today. In a similar context we depend on and gain specific value from Bill Conn in his merchant banking background, Peter Jonson for a vast background in finance and Barry Reardon in the whole spectrum of the film and entertainment industry especially in Film Distribution and Exhibition.

Finally, we are all very aware of the intention, subject to continuing support, to re-submit the preference share scheme for shareholder approval.

Based on the votes cast, the original shareholder meetings on Monday November 3 in Brisbane resulted in an overwhelming approval of all resolutions.

Unfortunately the court endorsement did not follow as a matter of course. A new shareholder out of Germany purchased 1000 ordinary and 1000 preference shares 7 days before the vote and objected to the scheme.

Of those who voted on Resolutions 1 and 2 at the General Meeting, ordinary shareholders approved them by 89% and 92% of votes respectively. Importantly, preference shareholders approved the scheme by 172 million votes to 4.6 million - by 97%.

Re-submission of the scheme was not an automatic decision. The cost is not insignificant and enormous executive energy diverted from traditional business activity in the most crucial trading period. However, the wish of shareholders to see this scheme completed was expressed vociferously and compellingly by both Australian and overseas shareholders. The continued strength of both preference and ordinary share prices are indicative of this support. This has not been an easy process.

However, this simplification and rationalisation of our capital structure is a priority we will pursue as long as the current shareholder support remains.

Beyond this structural change, we believe Village Roadshow will be judged and appreciated in market as are other companies. With renewed focus on our business operations we are confident and optimistic 2004 will be our year of stability.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 November 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Manager, Companies Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Pursuant to Listing Rule 3.13.2, we confirm that all resolutions put to the annual general meeting of shareholders today were duly passed.

Attached is a schedule of proxy information as required by Section 251AA of the Corporations Act 2001.

Yours sincerely

Shaun Driscoll
Co Company Secretary

VILLAGE ROADSHOW LIMITED

PROXY VOTES RECEIVED FOR RESOLUTIONS PUT TO 2003 ANNUAL GENERAL MEETING

No.	Description	Instructions	No. of Shares
B.(i)	RE-ELECTION OF W.J CONN	FOR	164,854,152
		AGAINST	1,669,576
		OPEN	3,424,700
		ABSTAIN	24,956
B.(ii)	RE-ELECTION OF P. JONSON	FOR	165,930,957
		AGAINST	420,857
		OPEN	3,600,614
		ABSTAIN	20,956

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

12 December 2003

VRL SCHEME OF ARRANGEMENT SHAREHOLDERS' MEETINGS TO PROCEED

The Supreme Court of Victoria has today made orders convening a meeting of Village Roadshow Limited preference shareholders, to consider and, if thought fit, to approve the proposed Scheme of Arrangement announced to the Australian Stock Exchange on 20 November 2003. The Company will also hold a Class Meeting and a General Meeting on the same day as the Court convened meeting of preference shareholders.

The Scheme Booklet, including the Independent Expert's Report prepared by Grant Samuel, will shortly be released to the Australian Stock Exchange.

The shareholder meetings will be held on 21 January 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane, commencing at 2pm Brisbane time. Other important dates and times are outlined in the Scheme Booklet. The Scheme Booklet is expected to be mailed to shareholders on or before 17 December 2003.

Following dispatch of the Scheme Booklet, any questions in relation to the Scheme of Arrangement can be directed to the VRL Information Line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

For further information contact: Mr. Graham Burke
Managing Director
Telephone (03) 9667 6696

VILLAGE ROADSHOW LIMITED

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Scheme Booklet

relating to a scheme of arrangement under section 411 of the Corporations Act between Village Roadshow Limited ACN 010 672 054 and the holders of its A Class Preference Shares.

Dated 12 December 2003

This Scheme Booklet contains notice of:

- a General Meeting to be held on 21 January 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 2pm Brisbane time;
- a Class Meeting of Preference Shareholders which will commence promptly following the conclusion or adjournment of the General Meeting; and
- a Scheme Meeting which will commence promptly following the conclusion or adjournment of the Class Meeting.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

This is an important document and requires your immediate attention.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting, the Class Meeting and the Scheme Meeting.

Table of Contents

1. Key dates and timetable

Date of this Scheme Booklet	12 December 2003
Last time by which proxy forms for the General Meeting, the Class Meeting and the Scheme Meeting can be lodged	7pm Melbourne time on 19 January 2004
Time for determining entitlements to vote at the General Meeting, the Class Meeting and the Scheme Meeting	7pm Melbourne time on 19 January 2004
General Meeting at which Shareholders vote on the Buy-Back and Constitution Modifications	2pm Brisbane time on 21 January 2004
Class Meeting at which Preference Shareholders vote on the Buy-Back	Promptly after the conclusion or adjournment of the General Meeting
Scheme Meeting at which Preference Shareholders vote on the Scheme	Promptly after the conclusion or adjournment of the Class Meeting
Court Order to approve the Scheme	30 January 2004
Scheme Lodgment: • lodgment of office copy of the Court Order with ASIC; • Scheme becomes effective on this date; and • Trading on ASX of the Preference Shares is suspended at the close of trading on this date. Despite Preference Shares not being capable of being traded on ASX after this date (assuming the Scheme is implemented in accordance with its terms) they will remain quoted securities until the dispatch date	24 February 2004
Record Time: • time for determining who are holders of Preference Shares for the purposes of the Buy-Back; and • Buy-Back offers made and accepted and Buy-Back Agreements entered into	7pm Melbourne time on 2 March 2004
Expected dispatch date: • Preference Shareholders registered as Unsecured Note holders; • holding statements in respect of the Unsecured Notes dispatched; and • cheques for cash component of the Buy-Back Consideration dispatched	9 March 2004
Date it is expected trading in the Unsecured Notes will commence on ASX	10 March 2004

Date cash proceeds from the sale of Foreign Preference Shareholders Unsecured Notes expected to be dispatched (This date may be deferred if the Nominee, who will be appointed to sell Foreign Preference Shareholders Unsecured Notes, defers selling some or all of the Unsecured Notes to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX)	20 March 2004
First interest payment date in respect of the Unsecured Notes	9 September 2004

The timetable above is indicative only.

VRL may vary any or all of the dates and times without notifying Ordinary Shareholders or Preference Shareholders.

Certain dates and times are conditional on the approval of the Buy-Back and the Constitution Modifications by Shareholders and the Scheme by Preference Shareholders and the Court.

None of the events listed to occur after 21 January 2004 will occur unless the Buy-Back and the Constitution Modifications are approved at the General Meeting and the Scheme is approved at the Scheme Meeting.

None of the events listed to occur after 30 January 2004 will occur unless the Scheme is approved by the Court.

The Court Order approving the Scheme will not be lodged until 24 February 2004, which is more than one month after the Rights Effect as a result of the resolution to approve the Buy-Back (resolution 2.1 in the General Meeting). This date will be delayed further if an objection to that Rights Effect is made before that date by the holders of at least 10% of the Preference Shares. See **sections 5.3, 5.4** and **7.4(b)** for further details.

2. Important notices

2.1 Defined terms

Terms in this Scheme Booklet are defined in the Glossary in **section 14** of this Scheme Booklet.

2.2 Status of Scheme Booklet

This Scheme Booklet constitutes the explanatory statement required:

(a) in respect of the Scheme under section 412(1) of the Act; and

(b) in respect of the Buy-Back under section 257D(2) of the Act.

2.3 Lodgment with ASIC and ASX

A copy of this Scheme Booklet has been lodged with:

(a) ASIC in accordance with sections 257D(3), 257E and 257F(2) of the Act and registered by ASIC under section 412(6) of the Act; and

(b) ASX in accordance with Listing Rule 15.1.3.

Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this Scheme Booklet.

ASIC will be requested to provide a statement under section 411(17)(b) of the Act that ASIC has no objection to the Scheme.

If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.

2.4 Input from other parties

Grant Samuel has prepared the Independent Expert's Report and takes responsibility for that report.

The remainder of this Scheme Booklet has been prepared by VRL and its advisers and is the responsibility of VRL.

2.5 Voting decisions

This Scheme Booklet does not take into account the investment objectives, financial situation or particular needs of any Ordinary Shareholder or Preference Shareholder or any other person.

This Scheme Booklet should not be relied on as the sole basis for any decision in relation to how to vote on the proposed resolutions to be considered at the General Meeting, the Class Meeting and the Scheme Meeting.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting, the Class Meeting and the Scheme Meeting.

You should read this Scheme Booklet in its entirety before making a decision.

2.6 Forward looking statements

Certain statements in this Scheme Booklet relate to the future.

Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of VRL to be materially different from future results, performance or achievements expressed or implied by such statements.

Such risks, uncertainties and other important factors include among other things, general economic conditions, specific market conditions, exchange rates, interest rates and regulatory changes.

These statements reflect the expectations of relevant parties' views only as of the date of this Scheme Booklet.

Subject to **section 13.6** of this Scheme Booklet and any obligations under the Act or the Listing Rules, VRL has no obligation and will not disseminate after the date of this Scheme Booklet any updates or revisions to any such statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any of those statements are based.

2.7 Preference Shareholders with non-Australian addresses

Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

3. Chairman's letter

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 December 2003

Dear Ordinary and Preference Shareholders

On 28 July 2003 the Board of Directors of VRL announced its intention to propose and recommend that VRL implement a scheme of arrangement (**Original Scheme**) with its Preference Shareholders involving the buy-back of all Preference Shares.

On 3 November 2003 shareholders supported the resolutions necessary to give effect to the Original Scheme but on 18 November 2003, the Supreme Court of Victoria declined to give approval to the Original Scheme as required by section 411 of the Corporations Act. The principal reason for refusing approval was that the Court held that Preference Shareholders were entitled to vote (in respect of both of their Preference Shares and their Ordinary Shares) and that Ordinary Shareholders who were Associates of Preference Shareholders were entitled to vote (in respect of their Ordinary Shares) against the general meeting resolution to approve the terms of the buy-back agreements relating to the Original Scheme, but had been excluded from doing so.

VRL is appealing against the decision of the Court. See **section 13.7** of this Scheme Booklet for further details about the appeal. In the meantime, the Board announced on 20 November 2003 that it had decided to submit to Shareholders a further scheme of arrangement (**Scheme**) substantially in the same terms as the Original Scheme but structured in accordance with the view of voting entitlements expressed by the Court in relation to the Original Scheme.

This new Scheme Booklet is being provided to you pursuant to an order of the Court in relation to this Scheme. You should read it in its entirety. Although the terms of the Scheme are substantially the same as the Original Scheme, there is an additional meeting for you to consider in relation to this Scheme and the financial and other information contained in this Scheme Booklet has been updated. The booklet issued in relation to the Original Scheme should not be relied on in deciding how to vote on this Scheme.

Out of an abundance of caution following the decision of the Court in relation to the Original Scheme, VRL is asking Preference Shareholders also to vote at a separate Class Meeting in respect of the General Meeting resolution to approve the terms of the Buy-Back Agreements.

The Scheme again entails a scheme of arrangement with Preference Shareholders involving the buy-back of all Preference Shares (**Buy-Back**). The consideration for the Buy-Back will be $1.25 in cash for every Preference Share held (**Buy-Back Consideration**). Out of every $1.25 of Buy-Back Consideration, $0.25 will be paid in cash and $1 will be applied under the Scheme on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

The following approvals will be required for the Scheme to become effective:

- approval of the Buy-Back by Shareholders present and voting (in person, by attorney, by corporate representative or by proxy) by special resolution at the General Meeting with any votes cast in favour of such special resolution by Preference Shareholders or Associates of Preference Shareholders (in respect of any Preference Shares and any Ordinary Shares they hold) being disregarded;
- approval of the Constitution Modifications by Ordinary Shareholders by special resolution at the General Meeting;
- approval of the Scheme by:
  - a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and
  - 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting; and
- approval of the Scheme by the Court (which is expected to be sought on 30 January 2004).

The General Meeting will be held on 21 January 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes.

The Class Meeting has been convened out of an abundance of caution following the decision of the Court in relation to the Original Scheme. The meeting will commence promptly following the conclusion or adjournment of the General Meeting and will also be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane.

The Scheme Meeting will commence promptly following the conclusion or adjournment of the Class Meeting and will also be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane.

The Directors of VRL unanimously recommend that:

- Ordinary Shareholders (who do not hold Preference Shares and are not Associates of a Preference Shareholder) vote in favour of the Buy-Back;
- Shareholders who are Preference Shareholders or Associates of Preference Shareholders do not vote (either Ordinary or Preference Shares) against the Buy-Back;
- Ordinary Shareholders vote in favour of the Constitution Modifications;
- Preference Shareholders vote in favour of the Rights Effect; and
- Preference Shareholders vote in favour of the Scheme.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

Based on Grant Samuel's valuation of the Buy-Back Consideration of $1.21 to $1.24, the Buy-Back Consideration represents a substantial premium to the price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Original Scheme and a premium to the price of the Preference Shares on ASX in the period commencing on the date of announcement of the Original Scheme (28 July 2003) and ending on 19 November 2003 being the Trading Day before the announcement of this Scheme on 20 November 2003 (see **section 5.6** and **Part A** of **Appendix C** to this Scheme Booklet and sections 6.1 and 6.3 of the Independent Expert's Report).

Further reasons for the Directors' recommendations are set out in **section 5** of this Scheme Booklet.

This Scheme Booklet contains information that will assist you in making an informed decision on how to vote and I encourage you to read it carefully.

If, after reading this Scheme Booklet, you have any questions about the proposal, please call the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia) or contact your financial, legal or other professional adviser.

Accompanying this Scheme Booklet is a Direct Credit Authority Form that will enable Preference Shareholders to elect to receive the $0.25 cash referred to above by direct payment to their nominated Australian bank or other account. The form will also apply to payments of interest on, and repayments of, Unsecured Notes unless VRL is otherwise notified or the Unsecured Notes are sold or transferred.

I look forward to seeing you at the meetings on 21 January 2004 to vote on the proposal or to receiving your proxy vote in advance of the meetings.

Yours sincerely

Robert Kirby
Chairman

4. Frequently asked questions about the proposal

Set out below are summary answers to some basic questions that Shareholders may have in relation to the proposal. This information is a summary only, and should be read in conjunction with the remainder of this Scheme Booklet.

QUESTIONS ABOUT YOUR ENTITLEMENTS	
Will I be entitled to the Buy-Back Consideration?	You will be entitled to the Buy-Back Consideration if you are registered as a Preference Shareholder at the Record Time.
When is the Record Time?	7pm Melbourne time on the Record Date which is 2 March 2004.
What is the Buy-Back Consideration?	$1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.
When will I receive the Buy-Back Consideration?	If the Scheme is approved and certain conditions are satisfied, it is expected the Buy-Back Consideration will be paid (that is, for each Preference Share held at the Record Time, 25 cents cash will be paid to you and the balance of $1 will be applied on your behalf under the Scheme to acquire an Unsecured Note) on 9 March 2004, after the lodgment of the Order of the Court approving the Scheme.
Will I have to pay brokerage fees or stamp duty?	No brokerage fees or stamp duty will be payable by you in connection with the Scheme.
What are the tax implications of the Scheme?	A guide to the general taxation implications of the Scheme is set out in **section 10** of this Scheme Booklet. *The description is expressed in general terms and is not intended to provide* taxation advice in respect of the particular circumstances of any Preference Shareholder. You should seek your own specific taxation advice for your individual circumstances.
Am I a Foreign Preference Shareholder?	You are a Foreign Preference Shareholder if your address as noted with the Company is outside Australia and the Directors determine that it would be unreasonable for VRL to comply with the laws of the jurisdiction in which you reside to enable it to offer and issue the Unsecured Notes to you under the Scheme. As at the date of this Scheme Booklet, the Directors have determined that a Shareholder with an address on the Company's register of members other than Australia or any of New Zealand, United Kingdom, Belgium, Czech Republic, Denmark, France, Greece, Hong Kong, Indonesia or United Arab Emirates will be deemed to be a "Foreign Preference Shareholder" for the purposes of the Scheme.

What if I am a Foreign Preference Shareholder?	Any Unsecured Note which would otherwise be issued to you will be issued to the Nominee who has been appointed by the Board. The Nominee will as soon as practical sell the Unsecured Notes and distribute to you your proportion of the cash proceeds of the sale after deducting the costs and expenses of the sale and of their appointment and any amount to be deducted by law or a government authority. It is expected that a cheque for your proportion of the cash proceeds will be dispatched to you on or about 20 March 2004. However, the Nominee may defer selling some or all of the Unsecured Notes to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

QUESTIONS ABOUT THE SCHEME

What is the rationale for the Scheme?	The rationale for the Scheme is discussed in **sections 5.6** to **5.9** of this Scheme Booklet. You are encouraged to read these **sections** carefully.
What will be the effect of the Scheme?	All holders of Preference Shares as at the Record Time will have their Preference Shares bought back by VRL and cancelled. In exchange, each Preference Shareholder will receive $1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1 and 25 cents of the $1.25 being paid in cash to the Preference Shareholder. Following the Buy-Back, VRL will have two classes of securities quoted on ASX, Ordinary Shares and Unsecured Notes.
What are VRL's intentions in relation to the company if the Scheme proceeds?	Information relating to VRL's intentions regarding the business, assets and employees of VRL is set out in **section 8.17** of this Scheme Booklet.
What are the key conditions and approvals required for the Scheme to proceed?	The Scheme will only proceed if: • the Shareholder Approvals are obtained; • the Court approves the Scheme; and • the various conditions of the Scheme are satisfied. The Class Meeting is also proposed out of an abundance of caution following the decision of the Court in relation to the Original Scheme.
What would be the effect of the Scheme on VRL's capital structure?	250,215,147 Preference Shares will be bought back and cancelled and 250,215,147 Unsecured Notes will be issued.
How have Preference Shares performed over recent times?	Information regarding the performance of Preference Shares in recent times is set out in **section 5.6** of and **Part A** of **Appendix C** to this Scheme Booklet and sections 3.7 and 6.3 of the Independent Expert's Report.
How have Ordinary Shares performed over recent times?	Information regarding the performance of Ordinary Shares is set out in **Part B** of **Appendix C** to this Scheme Booklet and section 3.7 of the Independent Expert's Report.
Are there any risks associated with the Scheme?	Yes. The risk factors associated with the Scheme are discussed in **section 9** of this Scheme Booklet and section 6 of the Independent Expert's Report. You should read the risk factors in their entirety before making a decision.

QUESTIONS ABOUT THE UNSECURED NOTES

How much will be outstanding on the Unsecured Notes when they are issued?	$1
When will the Unsecured Notes be repaid?	Unsecured Notes will be repaid in 3 instalments: • 33 cents cash on the first anniversary of the Issue Date; • 33 cents cash on the second anniversary of the Issue Date; and • 34 cents cash on the third anniversary of the Issue Date.
Will there be a market for trading the Unsecured Notes?	VRL will apply to ASX to have the Unsecured Notes quoted on ASX. If that application is granted, it is expected that the Unsecured Notes will *commence trading on ASX on 10 March 2004.*
What interest is payable on the Unsecured Notes?	Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum (or 15% per annum if a Conversion Event occurs), the first interest payment being due 6 months after the Issue Date.
Will I be entitled to Company discounts as a holder of Unsecured Notes?	You will be entitled to participate in the Shareholder Discount Plan if you hold 500 Unsecured Notes or 500 Ordinary Shares or a combination of 500 Unsecured Notes and Ordinary Shares. This is substantially the same as your current entitlement as a Preference Shareholder. Information regarding the Shareholder Discount Plan is contained on VRL's website: www.villageroadshow.com.au. You should note that the Board has absolute discretion to discontinue or change the Shareholder Discount Plan at any time without notice.
Will I be entitled to attend and vote at general meetings as a holder of Unsecured Notes?	As an Unsecured Note holder, you may attend general meetings of the Company but you will not be entitled to vote. You may only vote at general meetings if, in addition to holding Unsecured Notes, you hold Ordinary Shares.

QUESTIONS ABOUT VOTING

What meetings are being held? When and where are they being held?	There are three meetings, the General Meeting, the Class Meeting and the Scheme Meeting. The General Meeting will be held on 21 January 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes. The Class Meeting will commence promptly following the conclusion or adjournment of the General Meeting and will also be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane. The Scheme Meeting will commence promptly following the conclusion or adjournment of the Class Meeting and will also be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane. All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Class Meeting and the Scheme Meeting are admitted to the room. The notices convening each meeting are contained in **Appendices D, E** and **F** of this Scheme Booklet. **Please refer to section 6 of this Scheme Booklet for instructions on how to vote.**
Can I vote on the Buy-Back? **(Resolution 2.1 at the General Meeting)**	***If you only hold Ordinary Shares*** If you are registered as an **Ordinary Shareholder** at the Voting Entitlement Time (7pm Melbourne time on 19 January 2004) you are entitled to vote **as you wish** at the General Meeting on the Buy-Back. ***If you hold only Preference Shares or hold both Preference Shares and Ordinary Shares*** If you are registered as a Preference Shareholder at the Voting Entitlement Time (whether or not you are also at that time registered as an Ordinary Shareholder) you are only entitled to vote (if you wish to vote) at the General Meeting **against** the resolution on the Buy-Back. You will be able to cast votes **against** the resolution on the Buy-Back in respect of both the Preference Shares and any Ordinary Shares of which you are registered as the holder at the Voting Entitlement Time. Any votes you cast in favour of the resolution will not be counted and will be disregarded. ***If you hold Ordinary Shares and are an Associate of a Preference Shareholder*** If you are registered as an Ordinary Shareholder at the Voting Entitlement Time and you are an Associate of a Preference Shareholder you are only entitled to vote (if you wish to vote) at the General Meeting **against** the resolution on the Buy-Back. Any votes you cast in favour of the resolution will not be counted and will be disregarded.
Can I vote on the Constitution Modifications? **(Resolution 2.2 at the General Meeting)**	If you are registered as an **Ordinary Shareholder** at the Voting Entitlement Time (7pm Melbourne time on 19 January 2004) you are entitled to vote, in respect of the Ordinary Shares you hold at that time, on the Constitution Modifications, **whether or not** you are also a Preference Shareholder or are an Associate of a Preference Shareholder.

Can I vote at the Class Meeting?	If you are registered as a **Preference Shareholder** at the Voting Entitlement Time (7.00pm Melbourne time on 19 January 2004) you are entitled to vote, in respect of the Preference Shares you hold at that time, at the Class Meeting. You may vote for or against the Rights Effect whether or not you are or an Associate is also an Ordinary Shareholder. Ordinary Shareholders who do not hold Preference Shares at the Voting Entitlement Time will not be permitted to attend the Class Meeting.
Can I vote at the Scheme Meeting?	If you are registered as a **Preference Shareholder** at the Voting Entitlement Time (7pm Melbourne time on 19 January 2004) you are entitled to vote, in respect of the Preference Shares you hold at that time, at the Scheme Meeting. **You may vote for or against the Scheme whether or not you are or an Associate is also an Ordinary Shareholder.** Ordinary Shareholders who do not hold Preference Shares at the Voting Entitlement Time will not be permitted to attend the Scheme Meeting.
How is the Class Meeting related to the General Meeting?	The Class Meeting is a special purpose meeting of Preference Shares only. This meeting has been convened in the event that rights attached to Preference Shares may be varied or abrogated by the resolution to approve the terms of the Buy-Back Agreements (resolution 2.1 in the General Meeting) or the Scheme and it is necessary to comply with the Constitution by using this procedure. Although VRL does not concede that those rights are so varied or abrogated or that such compliance is necessary, the Class Meeting has been convened out of an abundance of caution to cover this prospect.
How is the Scheme Meeting related to the General and Class Meetings?	The Scheme Meeting is a special purpose meeting of Preference Shareholders only which has been convened by the Court. The order of the Court convening the Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court of, the Scheme.
What approvals are required at the General Meeting?	Approval of the Buy-Back by Shareholders by special resolution with no votes cast (ie counted) in favour of the resolution by Preference Shareholders or Associates of Preference Shareholders (in respect of any Preference Shares and/or any Ordinary Shares they hold). Approval of the Constitution Modifications by Ordinary Shareholders by special resolution.
What approvals are sought at the Class Meeting?	The sanction and approval of the Rights Effect by Preference Shareholders by special resolution.
What approvals are required at the Scheme Meeting?	For the Scheme to be approved, votes in favour of the Scheme must be received from: • a majority in number (more than 50%) of Preference Shareholders present and voting at the Scheme Meeting (whether in person, by attorney, by corporate representative or by proxy); and • Preference Shareholders who together hold at least 75% of the total number of Preference Shares voted at the Scheme Meeting.

Are Preference Shareholders entitled to vote at each meeting?	***Scheme Meeting*** Only Preference Shareholders can vote at the Scheme Meeting. ***Class Meeting*** Only Preference Shareholders can vote at the Class Meeting. ***General Meeting*** *Buy Back* Preference Shareholders (whether or not they also hold Ordinary Shares) will only be entitled to vote (in respect of both their Ordinary Shares and their Preference Shares) **against** the resolution to approve the Buy-Back. Any votes cast by Preference Shareholders including those who also hold Ordinary Shares and their Associates at the General Meeting in favour of the Buy-Back will not be counted and will be disregarded. *Constitution Modifications* Any Preference Shareholder or its Associates who also holds Ordinary Shares may vote at the General Meeting in respect of those Ordinary Shares on the Constitution Modifications.
Are Ordinary Shareholders entitled to vote at each meeting?	***Scheme Meeting*** The Scheme is only between VRL and holders of Preference Shares. Ordinary Shareholders who are not Preference Shareholders will **not** be entitled to attend or vote at the Scheme Meeting. ***Class Meeting*** The Rights Effect relates to Preference Shares. Ordinary Shareholders who are not Preference Shareholders will **not** be entitled to attend or vote at the Class Meeting. ***General Meeting*** Ordinary Shareholders and Preference Shareholders will be entitled to attend the General Meeting. *Buy Back* Ordinary Shareholders who are not also Preference Shareholders or Associates of Preference Shareholders will be entitled to vote as they wish at the General Meeting in relation to the Buy-Back. Ordinary Shareholders who are also Preference Shareholders or Associates of Preference Shareholders will only be entitled to vote (in respect of both their Ordinary Shares and their Preference Shares) **against** the resolution to approve the Buy-Back. Any votes cast in favour of the resolution by such Ordinary Shareholders will not be counted and will be disregarded. *Constitution Modifications* All Ordinary Shareholders (irrespective of whether they hold Preference Shares or are an Associate of a Preference Shareholder) may vote (in respect of their Ordinary Shares only) as they wish on the Constitution Modifications.

What happens if I do not vote or if I vote against the Scheme?	If the Scheme is approved by the requisite majorities and all the other conditions of the Scheme are satisfied, including the passing of the relevant resolutions at the General Meeting, all Preference Shares will be bought back by VRL and you will receive the Buy-Back Consideration, even if you have voted against the Scheme or did not vote at all.
What happens if the Scheme is not approved?	If the Scheme is not approved: • the Buy-Back will not be implemented and the Constitution Modifications will not be effected; and • VRL will continue to have two classes of shares on issue, Ordinary Shares and Preference Shares.
Is voting compulsory?	No. However, your vote is important. If you believe that the Scheme should proceed but you do not vote, it is possible that the Scheme may not be approved or the resolutions to approve the Buy-Back, the Constitution Modifications or the Rights Effect may not be passed and the Buy-Back of Preference Shares will not take effect.

QUESTIONS ABOUT YOUR DIRECTORS' RECOMMENDATION AND INTENTIONS

What is the Board's recommendation?	Your Directors unanimously recommend that: • all Ordinary Shareholders vote in favour of the Constitution Modifications; • all Ordinary Shareholders (other than those who are also Preference Shareholders or Associates of Preference Shareholders) vote in favour of the Buy-Back; • Preference Shareholders vote in favour of the Rights Effect; • Preference Shareholders vote in favour of the Scheme; and • Shareholders holding Preference Shares (whether or not they also hold Ordinary Shares) and Associates of Preference Shareholders do not vote against the Buy-Back.
How do the Directors intend to vote at the meetings?	Each Director who is entitled to vote on the Buy-Back, the Constitution Modifications, the Rights Effect and the Scheme intends to vote in favour of those resolutions.
Is there an independent expert's opinion?	Yes. Grant Samuel has prepared the Independent Expert's Report contained in **Appendix A** to this Scheme Booklet. Grant Samuel has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not. You should read the Independent Expert's Report in full.
Who should I call if I have any questions about the Scheme?	If you have any questions about the Scheme or the meetings, please contact the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

5. Key features of the proposal

5.1 Summary

If the Scheme becomes effective, VRL and Preference Shareholders at the Record Time will, by operation of the Scheme, enter into Buy-Back Agreements under which:

(a) VRL will buy-back the Preference Shares; and

(b) the Preference Shares will be cancelled.

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 in cash for every 1 Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

5.2 Approvals required

The following approvals will be required for the Scheme to become effective:

(a) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act and the Constitution Modifications under section 136(2) of the Act by special resolutions passed at the General Meeting;

(b) approval of the Scheme by:

(i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

(ii) 75% of the votes cast by Preference Shareholders,

at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act; and

(c) approval of the Scheme by the Court under section 411(4)(b) of the Act.

5.3 Other Approvals Sought

Approval of the Rights Effect by special resolution of Preference Shareholders at the Class Meeting is sought out of an abundance of caution following the decision of the Court in relation to the Original Scheme. Although the Scheme is not conditional on the Preference Shareholders passing the resolution at the Class Meeting, it is possible that, if this approval is not given at the Class Meeting, the validity of other resolutions may be impugned and that the Scheme will not take effect.

The quorum for the Class Meeting is two Preference Shareholders holding or representing by proxy one-quarter of all Preference Shares.

Given that it is most unlikely that all Preference Shareholders will unanimously agree to the Rights Effect, under section 246D of the Act:

(a) Preference Shareholders with at least 10% of the votes in the class may apply to a court to have the Rights Effect set aside; and

(b) the Rights Effect takes effect one month after it is made, or, if an application is made to a court to have it set aside, when the application is withdrawn or finally determined. This may in turn have the effect of delaying the implementation of the Scheme after Scheme Lodgment for that period. Assuming all Shareholder Approvals are obtained on 21 January 2004 and no such application is made, VRL considers that the period will expire on 21 February 2004.

If the approvals referred to in **sections 5.2(a)** and **(b)** are obtained and the special resolution at the Class Meeting is passed, VRL will apply to the Court for approval of the Scheme under section 411(4)(b) of the Act as soon as practicable thereafter but will undertake not to proceed to Scheme Lodgment until after the period referred to in **paragraph (b)** above of this **section 5.3** has elapsed.

5.4 Scheme effective date

If the Court Order approving the Scheme is obtained and the period referred to in paragraph (b) of **section 5.3** has elapsed, VRL will lodge a copy of the order with ASIC under section 411(10) of the Act (**Scheme Lodgment**).

The Scheme will become legally effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on 24 February 2004 in the absence of an application to a court to have the Rights Effect set aside.

The Scheme will lapse if Scheme Lodgment does not occur on or before 30 June 2004 or such later date as the Court approves.

5.5 Outline of key tax considerations

Refer to **section 10** of this Scheme Booklet which outlines certain tax implications arising from the Scheme.

5.6 Reasons to vote in favour of the Buy-Back and Scheme

The Board believes that there are several factors which shareholders should consider in voting to support the Scheme:

(a) the Independent Expert has concluded that, in its view, the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not;

(b) the current capital structure of VRL is a significant impediment to the reflection of VRL's underlying value in share market prices (both for Ordinary Shares and Preference Shares). If the Scheme is not approved this structure will be perpetuated. The Scheme and Buy-Back proposal facilitate a staged return of capital on the Preference Shares within VRL's financial capabilities and at the same time provide an attractive coupon to the existing Preference Shareholders;

(c) Preference Shareholders seeking additional VRL ordinary equity can reinvest the cash component of the Buy Back Consideration in Ordinary Shares;

(d) payment of dividends on Preference Shares is not assured:

  (i) under the Constitution of VRL, dividends are only payable if they are declared. Directors need to determine what, if any, recommendation they should make each year, having regard to VRL's circumstances and needs that exist at that time. As a result, in any year, there is no guarantee that a dividend will be paid to the Preference Shareholders;

  (ii) in addition, the dividend right is expressed in the Constitution to be non-cumulative and so, no dividend is payable in any year it is not declared. Under the proposed Scheme, the Unsecured Notes issued to Preference Shareholders will bear interest at 10% per annum (with a Default Rate of 15% per annum) on the amount outstanding on the Unsecured Notes;

  (iii) dividends can only be paid out of profits. Interest payments are supported by the full financial resources of VRL irrespective of profits; and

  (iv) dividends on the Preference Shares, when declared, have only been paid once per year (in November) in respect to the prior financial year ending 30 June. Interest on the Unsecured Notes will be payable 6 monthly in arrears in respect of the immediately preceding 6 month period;

(e) interest on the Unsecured Notes is cumulative and, in the event of certain defaults, the interest rate rises to 15% per annum;

(f) Preference Shares are not redeemable by VRL. Consequently a sale on ASX is the only way for Preference Shareholders to receive back their capital. Under the Scheme, each Preference Shareholder will receive 25 cents cash per share and, having acquired the Unsecured Notes out of the balance of the Buy Back Consideration, will receive $1 cash per Unsecured Note over the next 3 years. In addition, as it is expected that the Unsecured Notes will be listed on ASX, Noteholders will also be able to sell their Notes on ASX;

(g) the Unsecured Notes will rank in priority to all issued shares of VRL, including any issued Ordinary or Preference Shares. The Preference Shares currently rank in priority to Ordinary Shares only with respect to the return of the first 50 cents of capital. By contrast, the Unsecured Notes will have priority for all of their outstanding face value;

(h) the Board considers the proposal is also in the best interests of Ordinary Shareholders because it simplifies VRL's capital structure;

(i) the net tangible asset backing of the Ordinary Shares (based on VRL's financial statements as at 30 June 2003) is expected to increase from $1.81 to $2.39 per share;

(j) if the Scheme does not proceed, the price of the Preference Shares on ASX may fall from its present levels. The Preference Shares did not trade at prices higher than $1.05 during the year prior to 28 July 2003. Since the announcement of the proposal for the Original Scheme on 28 July 2003 to the announcement of the Scheme on 20 November 2003, approximately 107% of the total number of issued Preference Shares have traded on ASX at prices well in excess of the historic levels of the last 12 months and at or about the peak for that period;

(k) the Independent Expert has valued an Unsecured Note at $0.96 to $0.99.

Based on this valuation, the Buy-Back Consideration represents:

(i) a 45.8% to 49.4% premium to the volume weighted average price of the Preference Shares on ASX during the 3 months prior to the announcement of the Original Scheme on 28 July 2003 of 83.0 cents;

(ii) a 55.7% to 59.6% premium to the volume weighted average price of the Preference Shares on ASX during the 6 months prior to the announcement of the Original Scheme on 28 July 2003 of 77.7 cents;

(iii) a 50.3% to 54.0% premium to the volume weighted average price of the Preference Shares on ASX during the 12 months prior to the announcement of the Original Scheme on 28 July 2003 of 80.5 cents; and

(iv) a 11.0% to 13.4% premium to the volume weighted average price on ASX during the period commencing on 28 July 2003 and ending on the Trading Day prior to the announcement of this Scheme (19 November 2003).

(l) **Part A** of **Appendix C** shows the volume weighted average price of the Preference Shares on ASX during the following periods:

(i) 28 July 2003 to 19 November 2003, being the Trading Day before the Scheme was announced on 20 November 2003;

(ii) 1 July 2002 to 25 July 2003, being the Trading Day before the Original Scheme was announced on 28 July 2003;

(iii) 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares for the 2003 financial year, to 25 July 2003; and

(iv) 1 July 2002 to 14 May 2003; and

(m) Preference Shareholders will pay no brokerage in respect of the buy back under the Scheme.

5.7 Reasons to vote against the Buy-Back and Scheme

Although:

(a) the Directors unanimously recommend that:

(i) Ordinary Shareholders (other than those who are also Preference Shareholders or associates of Preference Shareholders) approve the Buy-Back;

(ii) other Shareholders do not vote against the Buy-Back;

(iii) Ordinary Shareholders approve the Constitutional Modifications;

(iv) Preference Shareholders approve the Rights Effect; and

(v) Preference Shareholders approve the Scheme; and

(b) the Independent Expert has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not, factors which may lead you to vote against the Scheme include the following:

(c) you may believe that the Scheme is not in the best interests of Preference Shareholders or may be detrimental to the interests of Ordinary Shareholders;

(d) the proposed Scheme fixes the value of the Preference Shares and by approving the Scheme, the former Preference Shareholders (in their capacity as Noteholders) will not participate in any possible increase in the Preference Share price in the future;

(e) interest on the Unsecured Notes will not carry any franking credits whereas dividends on Preference Shares, where declared, are likely to be franked to some extent;

(f) the Independent Expert has determined that the value of each Preference Share is $2.14 to $2.73. The Scheme will result in the crystallisation of the value of Preference Shares at well below the value attributed to them by the Independent Expert and, as a result, Preference Shareholders will be giving up access to upside potential, which could be significant. Although Preference Shares have not traded at this level since 2000 ($2.14 to $2.57) and 1999 ($2.58 to $2.73), there is a possibility that they may again reach this level some time in the future if the proposal is not implemented;

(g) depending on economic and other factors beyond the control of VRL that may impact on value in the future, it is always possible that the market price of the Unsecured Notes on ASX could fall to levels below their face value;

(h) you may consider that it is better for you to have Preference Shares rather than Unsecured Notes or that there is a superior alternative;

(i) the Scheme will increase the financial risk of VRL and, although VRL's forecasts indicate VRL should be able comfortably to fund repayment of the Unsecured Notes, forecasts are inherently uncertain. Implementation of the Scheme may reduce VRL's financial flexibility and increase its vulnerability to external and internal business shocks;

(j) holders of Unsecured Notes will be exposed to VRL credit risk and the value of the Unsecured Notes could fluctuate; and

(k) any amount owing in relation to Unsecured Notes (except interest overdue more than 30 business days) is subordinated to debts owing to VRL's secured, unsecured and other subordinated creditors.

You are also referred to the risk factors set out in **section 9** of this Scheme Booklet and in section 6 of the Independent Expert's Report.

5.8 Implications for VRL if Scheme implementation proceeds

If the Scheme is implemented, all Preference Shares on issue will be bought back by VRL and cancelled. VRL will repatriate divisional working capital to pay the initial payment of 25 cents cash per Preference Share as part of the Buy-Back Consideration and the balance of such consideration will be applied to the issue of the Unsecured Notes on the Issue Date.

Interest on the Unsecured Notes and the cash required to redeem the Unsecured Notes over the 3 years following the Issue Date will be funded from cash reserves, repatriation of divisional working capital, potential surplus asset sales and existing undrawn finance facilities.

Section 8.14 of this Scheme Booklet contains a pro forma Balance Sheet of VRL as at 30 June 2003 on the basis that the Scheme is implemented.

5.9 Implications for VRL if Scheme not implemented

If the Scheme is not implemented:

(a) Preference Shareholders will retain their Preference Shares;

(b) Preference Shareholders will not receive any Buy-Back Consideration;

(c) the Scheme steps outlined in **section 7.4** of this Scheme Booklet will not occur;

(d) it is expected Preference Shares will continue to be quoted on ASX;

(e) the possible advantages of the Scheme outlined in **section 5.6** of this Scheme Booklet may not otherwise be realised. However, the possible disadvantages of the Scheme outlined in **section 5.7** of this Scheme Booklet may likewise not materialise;

(f) transaction costs (including those of the Original Scheme) of approximately $2.5 million will still be incurred, together with expended management time and resources; and

(g) the Board will continue to monitor the capital needs of VRL and the dividend policy commensurate with those needs.

6. Voting

6.1 Directors' recommendations and voting

The Directors unanimously recommend that:

(a) Ordinary Shareholders (other than those who are also Preference Shareholders or associates of Preference Shareholders) vote in favour of the Buy-Back;

(b) Shareholders other than those described in paragraph (a) do not vote against the Buy-Back;

(c) Ordinary Shareholders vote in favour of the Constitution Modifications;

(d) Preference Shareholders vote in favour of the Rights Effect; and

(e) Preference Shareholders vote in favour of the Scheme.

The reasons the Directors have made the above recommendations include those set out in **sections 5.6** to **5.9** inclusive of this Scheme Booklet.

Each Director who is entitled to vote on the Buy-Back, Constitution Modifications, Rights Effect and Scheme intends to vote in favour of those resolutions.

6.2 Entitlement to vote

Who may vote at the General Meeting?

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time, but who is not at that time registered as a Preference Shareholder on the Register or an Associate of a person who is registered on the Register as a Preference Shareholder on the Register may vote in favour of or against the special resolution to approve the Buy-Back.

VRL will disregard any votes cast at the General Meeting in favour of this special resolution by any person registered as a Preference Shareholder or by an Associate of a Preference Shareholder. Any such person may only cast votes (in respect of both their Preference Shares and their Ordinary Shares) against this special resolution.

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time may vote (in respect of their Ordinary Shares) in favour of or against the special resolution to approve the Constitution Modifications.

Ordinary Shareholders and Preference Shareholders may attend the General Meeting.

Who may vote at the Class Meeting?

Any person who is registered as a Preference Shareholder on the Register at the Voting Entitlement Time, whether or not they also hold Ordinary Shares at that time.

Only Preference Shareholders are entitled to attend and vote in favour of or against the special resolution at the Class Meeting.

Who may vote at the Scheme Meeting?

Any person who is registered as a Preference Shareholder on the Register at the Voting Entitlement Time, whether or not they also hold Ordinary Shares at that time.

Only Preference Shareholders are entitled to attend and vote in favour of or against the resolution at the Scheme Meeting.

VRL will, for the purposes of reporting to the Court, record and maintain a record of votes cast at the Scheme Meeting by:

(a) Preference Shareholders who also hold Ordinary Shares; and

(b) Preference Shareholders who do not hold Ordinary Shares.

6.3 How to vote

If you are entitled to vote at the General Meeting, the Class Meeting or the Scheme Meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

The notices convening the General Meeting, the Class Meeting and the Scheme Meeting are contained in **Appendices D, E** and **F** respectively.

6.4 Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the relevant meeting.

Persons are asked to arrive at least 30 minutes prior to the time the relevant meeting is to commence, so that their shareholding may be checked against the relevant register and their attendance noted.

Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

6.5 Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the appropriate personalised proxy form or forms in accordance with the instructions on the forms prior to 7pm Melbourne time on 19 January 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555,

Proxy forms for the meetings are enclosed with this Scheme Booklet.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than 1 proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not or the proxies do not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of each meeting intends to vote all undirected proxies from Shareholders (who are eligible to vote in favour of the resolutions) in favour of the resolutions to be voted on at the meeting.

The Chairman of each meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of the resolutions.

6.6 Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

7. Details of proposal

7.1 Scheme

Subject to the conditions to the Scheme set out in **Section 7.3** of this Scheme Booklet having been satisfied, VRL will, without the need for any further act, be taken by operation of the Scheme to have made a Buy-Back Offer at the Record Time to each person registered on the Register as holding Preference Shares at the Record Time.

To establish whether a person is registered on the Register as holding Preference Shares at the Record Time, dealings in Preference Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares before the Record Time; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

Effective immediately on VRL making a Buy-Back Offer to a Preference Shareholder, without the need for any further act, each Preference Shareholder will be taken by operation of the Scheme to have:

(a) accepted the Buy-Back Offer; and

(b) entered into a Buy-Back Agreement with VRL; and

(c) irrevocably appointed VRL as that Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to the Scheme; and

(d) agreed to the application of part of the consideration payable under the Buy-Back Agreement towards the issue, and to the issue, to the Preference Shareholder of the Unsecured Notes to be issued to it and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(a) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(b) register that transfer;

(c) provide the Buy-Back Consideration to the Preference Shareholder;

(d) apply the relevant parts of the Buy-Back Consideration in applying for Unsecured Notes on behalf of the Preference Shareholder;

(e) comply with the terms of the Unsecured Notes as set out in the Unsecured Notes Trust Deed and described in **section 11** of this Scheme Booklet; and

(f) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes issued to the Preference Shareholder.

7.2 Buy-Back Consideration

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 cash for every Preference Share held (**Buy-Back Consideration**), with $1 of every $1.25 of the Buy-Back Consideration being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

That part of the Buy-Back Consideration not applied to the acquisition of Unsecured Notes will be paid by cheque. However, Preference Shareholders may request payment by direct credit to an account nominated by them by completing and returning the Direct Credit Authority Form included in this Scheme Booklet. VRL reserves the right to disregard the request and continue to pay by cheque. Any such request will apply to payments of interest on, and repayments of, Unsecured Notes unless or until VRL is otherwise advised or the Unsecured Notes are sold or transferred. If the details of the nominated account are inconsistent with account details provided on a form previously lodged with VRL, the account details nominated on the form later lodged with VRL will prevail.

The Directors have proposed the Buy-Back Consideration and initial face value of the Unsecured Notes on the basis of the matters disclosed in this Scheme Booklet.

7.3 Conditions

The Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

(i) temporary restraining order;

(ii) preliminary or permanent injunction;

(iii) other order issued by any court of competent jurisdiction; or

(iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations to Ordinary Shareholders and Preference Shareholders in **section 6.1** of this Scheme Booklet;

(c) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(d) **Court Order:** the Court Order being made on or before 23 June 2004 or such other date as the Court approves; and

(e) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 30 June 2004 or such other date as the Court approves.

7.4 Implementation steps

(a) Court Order

If :

(i) the Buy-Back and the Constitution Modifications are approved at the General Meeting;

(ii) the Scheme is approved at the Scheme Meeting; and

(iii) all of the other conditions set out in **section 7.3** of this Scheme Booklet (except the conditions in **section 7.3(d)** and **(e)**) are satisfied,

VRL will apply to the Court for the Court Order.

It is expected that the Court will consider whether or not to make the Court Order at a hearing on or about 30 January 2004.

(b) Rights Objection Period

Given that it is most unlikely that all Preference Shareholders will unanimously agree to the Rights Effect under section 246D of the Act:

(i) Preference Shareholders with at least 10% of the votes in the class may apply to a court to have the Rights Effect set aside; and

(ii) the Rights Effect takes effect one month after it is made, or, if an application is made to a court to have it set aside, when the application is withdrawn or finally determined (**Rights Objection Period**). Assuming all Shareholder Approvals are obtained on 21 January 2004, and no such application is made, VRL considers that the Rights Objection Period will expire on 21 February 2004, after which date the Scheme may be implemented.

(c) Scheme Lodgment

If the Court Order is made and the Rights Objection Period elapses, VRL will lodge an office copy of the order with ASIC under section 411(10) of the Act (**Scheme Lodgment**).

The Scheme will become effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on or about 24 February 2004 in the absence of an application to a court to have the Rights Effect set aside.

The Scheme will lapse if Scheme Lodgment does not occur on or before 30 June 2004, or such later date as the Court approves.

(d) End of trading and quotation of Preference Shares

Subject to the conditions in **section 7.3** of this Scheme Booklet having been satisfied, trading and quotation of the Preference Shares on the financial market conducted by ASX will end at the close of trading on the Scheme Lodgment Date.

(e) Buy-Back

Subject to the conditions of the Scheme having been satisfied, the steps set out in **section 7.1** of this Scheme Booklet will occur commencing at the Record Time.

(f) Trading in the Unsecured Notes

It is expected that:

(i) Preference Shareholders will be registered as Unsecured Note holders; and

(ii) holding statements in respect of the Unsecured Notes and cheques for cash component of the Buy-Back Consideration dispatched,

9 Business Days after Scheme Lodgment.

It would have been VRL's preference to have deferred settlement trading in the Unsecured Notes, but ASX has advised that this is not possible.

The effect is that there are 9 Trading Days between the date trading and quotation of the Preference Shares is expected to end (Scheme Lodgment Date) and the date trading in Unsecured Notes is expected to commence.

7.5 Outline of terms of Unsecured Notes

The terms of the Unsecured Notes to be issued under the Scheme under the Unsecured Notes Trust Deed and the Conditions are summarised below.

Issuer	VRL
Issue price	$1 per Unsecured Note
Issue Date	Currently expected to be 9 March 2004
Maturity Date	3 years after issue date, that is, 9 March 2007 assuming an Issue Date of 9 March 2004.
Principal outstanding	Initially, $1 per Unsecured Note. Reduced (repaid) by 33 cents cash on each of the first and second anniversaries of the issue date and repaid in full by a final cash payment of 34 cents on the third anniversary of the issue date.
Interest Rate	10% per annum payable semi-annually in arrears. The rate will increase to 15% per annum if a Conversion Event occurs (**Default Rate**).
Interest Payment Dates (assuming an issue date of 9 February 2004)	9 March (commencing 9 March 2005) and 9 September (commencing 9 September 2004) each year
Quotation	VRL will apply to ASX to have the Unsecured Notes quoted on ASX.
Subordination	The principal amount of and interest on the Unsecured Notes will be subordinated to VRL's secured, unsecured and other subordinated creditors other than in relation to debts disputed by VRL in good faith and will rank in priority to all of VRL's shares on a winding up. However, interest on the Unsecured Notes which is overdue more than 30 Business Days will rank equally with the unsecured creditors of VRL.
Conversion Events	Subject to force majeure or legal, administrative or technical problems, Unsecured Note holders may by notice convert all of their Unsecured Notes into Preference Shares, if a payment of interest is not made within 30 Business Days of becoming due or any principal repayment on the Unsecured Notes is not made when due. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal. Interest stops accruing on a Noteholder's Unsecured Notes from the date of the conversion notice.
Conversion	Conversion occurs 20 Business Days after the Conversion Event. Each Unsecured Note converts into a number of Preference Shares calculated by dividing the sum of the amount outstanding and interest (including overdue interest) accrued on the Unsecured Note as at the conversion date by $1. All overdue interest is calculated at the default rate of 15% per annum. Fractions of shares will be disregarded.
Default interest	If a payment of interest is not made within 30 Business Days of being due or any principal repayment on the Unsecured Notes is not made when due:

	(a) an Unsecured Note holder may demand the overdue interest on the Unsecured Note be paid immediately; and (b) the interest rate will increase to the Default Rate as long as any Unsecured Notes are outstanding. Overdue interest will be compounded every 6 months. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.
Repayment of principal outstanding	Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where: (a) VRL is wound up; (b) without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which materially adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions to be paid any moneys or convert any Unsecured Notes; (c) without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares (other than the Constitution Modifications); or (d) certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.
Payment methods	Payments in respect of Unsecured Notes will be paid by direct credit to a nominated Australian bank account, by cheque, as otherwise agreed by VRL and the holder of the Unsecured Notes or in such other manner as VRL determines.
Other	VRL must not pay a dividend or make a return of capital or any other distribution to shareholders while any interest payment or principal repayment on the Unsecured Notes is overdue. The Unsecured Notes carry no participation rights in VRL. The Unsecured Notes carry no rights to vote at VRL's general meetings.

Please refer to **section 11** of this Scheme Booklet for more detail on the terms of the Unsecured Notes and the rights and liabilities attaching to them.

7.6 Sources of finance for cash consideration

The payment of the Buy-Back Consideration will require VRL to pay Preference Shareholders 25 cents cash for every Preference Share held.

The total cash payment by VRL for all Preference Shares will be approximately $62.6 million.

This total amount will be funded out of the repatriation of divisional working capital and cash reserves of VRL. Specifically, VRL intends to fund the cash component (being the 25 cents per Preference Share) of the above Buy-Back Consideration which is to be paid directly to each Preference Shareholder, after application of the component to acquire the Unsecured Note, using cash obtained from within the VRL corporate group (and in particular through the repatriation of divisional working capital). The funds available to VRL from this source are sufficient to fund this component of the Buy-Back Consideration together with all transaction costs (including fees, expenses and duties relating to the buy-back of the Preference Shares).

The terms of the Unsecured Note require that 33 cents will be repaid in cash on the first 2 anniversaries of the Issue Date of the Unsecured Note with the balance of 34 cents to be repaid in cash on the third anniversary of the Issue Date. In addition, each Unsecured Note attracts interest at the rate of 10% per annum (increased to 15% per annum in certain circumstances), payable semi-annually in arrears on the outstanding face value. The principal and interest payments for each Unsecured Note will be funded from cash reserves, repatriation of divisional working capital, potential sale of surplus assets and/or access to VRL's existing undrawn finance facilities.

7.7 Listing Rules

ASX has confirmed to VRL that:

(a) ASX does not consider the Unsecured Notes to be 'equity securities' for the purposes of the Listing Rules; and

(b) as a result VRL is not required to obtain approval for the issue of the Unsecured Notes under Listing Rule 7.1.

7.8 Changes to the Constitution

When VRL adopted its Constitution on 21 June 1996, Article 2.4(a)(i) conferred voting rights on holders of Preference Shares in accordance with the requirements of the Listing Rules in force at that time.

The Listing Rules have subsequently been amended and now have the effect that once all of the Preference Shares have been bought back under the Scheme, new Preference Shares issued by VRL on conversion of Unsecured Notes (see **section 11.3** of this Scheme Booklet) must confer certain additional voting rights on their holders which, under the Listing Rules, do not currently apply to the Preference Shares.

Accordingly, to ensure that any new Preference Shares that might be issued on conversion of Unsecured Notes will confer on their holders all of the voting rights required under the Listing Rules for a fresh issue of Preference Shares as contemplated by the Scheme, Ordinary Shareholders will be asked to approve by special resolution at the General Meeting that the Constitution be modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.4(a)(i)(F) and (G) after Article 2.4(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.

The effect of the modifications will be as follows:

(a) Article 2.4(a)(j)(B) currently has the effect that the holder of a Preference Share is entitled to vote during a period during which a dividend on the share authorised by the Directors for payment and declared following a Directors' recommendation is more than 6 months in arrears. The modification to Article 2.4(a)(j)(B) will have the effect that the holder of a new Preference Share issued on conversion of Unsecured Notes will be entitled to vote during the period commencing immediately (rather than 6 months) after a dividend authorised by the Directors for payment and declared following a Directors' recommendation is in arrears.

Note that no dividend is payable on Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(b) Article 2.4(a)(i)(E) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal for the sale of the Company's undertaking. The modification to this Article will have the effect of clarifying that the holder of a new Preference Share will be entitled to vote on a proposal for the sale of the whole of the Company's property, business and undertaking;

(c) Article 2.4(a)(i)(D) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal to wind up the Company. The addition of new Article 2.4(a)(1)(F) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote at all times during the winding up of the Company and not just on the resolution to wind up the Company; and

(d) the addition of new Article 2.4(a)(1)(G) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote on a resolution to approve the terms of a buy-back agreement, whether or not the buy-back agreement constitutes a proposal that affects rights attaching to the Preference Shares or a proposal to reduce the share capital of the Company.

Unsecured Notes do not confer an automatic right to convert into new Preference Shares. Conversion is possible at the option of the relevant Noteholder if and only if a Conversion Event has occurred.

The Constitution Modifications will not take effect until after all of the existing Preference Shares have been cancelled following the Buy-Back.

8. Overview of VRL

8.1 Background

VRL is an Australian public company with both Ordinary Shares and Preference Shares quoted on ASX. The Company was listed on ASX in 1986 as De Laurentiis Entertainment Limited and changed its name to Village Roadshow Limited in September 1988.

Since listing, VRL has developed into a global company that owns and operates a portfolio of complementary media and entertainment businesses. VRL, through its various divisions and subsidiaries, has operations in Australia, New Zealand, Fiji, Mauritius, United States of America, British Virgin Islands, Singapore, Malaysia, Taiwan, Hong Kong, United Kingdom, Guernsey, Germany, Netherlands, Greece, Italy, Luxembourg, Hungary, Czech Republic, Austria and Argentina.

Based on VRL's closing share prices of:

(a) $1.80 (Ordinary Shares); and

(b) $1.11 (Preference Shares),

on 8 December 2003, VRL had a market capitalisation of approximately $700.6 million.

8.2 VRL group structure

VRL's operations are diversified and encompass radio, cinema exhibition, theme parks, film distribution and film production.


Village Roadshow Limited
Radio
Cinema exhibition
Theme parks
Film distribution
Film production

8.3 Business overview

VRL is a vertically integrated entertainment company with operations in radio, exhibition, theme parks, distribution and production.

VRL opened its first cinema in 1954 and steadily grew its cinema exhibition business in Australia. In 1968, the Company started in theatrical distribution by establishing Roadshow and in the mid 1980s added home video distribution. Since that time, VRL has expanded its exhibition business across Australia and internationally, and has added film production, radio and theme parks to its mix of businesses. The Kirby family and Graham Burke control approximately 50% of VRL's Ordinary Shares.

VRL is:

(a) Australia's leader in radio, with currently about 42.0% market share of the key 'Under 40' demographic across all mainland capital cities;

(b) one of the biggest international cinema exhibitors, with 1,136 screens in 11 countries;

(c) the market leader in theme parks in Australia since 1991, with three major parks;

(d) a market leader in Australian and New Zealand film distribution; and

(e) a significant international producer of Hollywood films.

8.4 Strategic partner

VRL has been in partnership with AOL Time Warner (**Warner Bros.**) in several parts of the world for over thirty years. The relationship began in 1971 when VRL commenced distribution of Warner Bros.' theatrical product in Australia and New Zealand. Today, strategic partnerships with Warner Bros. include: the film co-production program and the corresponding distribution arrangement; all theatrical film distribution in Australia and New Zealand; cinemas in Italy and Taiwan; the Movie Network pay television channels in Australia and interests in theme parks in Australia.

8.5 Business segments

VRL's diversification in radio, exhibition, theme parks, distribution and production provides substantial operating synergies. VRL is adept at exploiting cross-promotion and marketing opportunities available between the group's different divisions. VRL's divisions are described in greater detail immediately below.

8.6 Radio division

VRL's radio division, Austereo, is the market leader in Australia with the country's consistently successful networks, Today and Triple M. Austereo owns the number 1 ranked FM station in all of its five major markets. Outside Australia, the division operates stations in Greece, Malaysia, the United Kingdom and India. *In March 2001, VRL established Austereo as a stand-alone publicly listed company through the spin*-off of a 42.5% stake, retaining 57.5% ownership of the division. Currently VRL's ownership of Austereo is 59.8%.

Austereo's radio management team is responsible for its strong historical profitability. They have successfully acquired licenses and built and developed stations to form two pre-eminent national networks. Their strategy has been based on acquiring licences and creating formats and sales strategies to maximise revenue share and return on investment. In Australia Austereo is the ratings leader and has successful programming tailored to each market. The division has continued to achieve both strong revenue and audience shares in the face of a tight advertising market and increased competition from new commercial radio broadcasting licences.

8.7 Cinema exhibition division

VRL operates one of the most modern theatre circuits in some of the world's best locations. VRL is a leader in cinema design, incorporating stadium seating, digital surround sound and advanced projection technologies into all of its complexes.

Approximately 74 million customers were entertained in the year ending 30 June 2003 on VRL's network of 1,125 screens at 131 locations in ten countries spanning four continents from continuing operations. The current operating countries are Australia, New Zealand, Fiji, Singapore, Taiwan, UK, Greece, Italy, Czech Republic, Austria (discontinuing as VRL is actively seeking to exit this country) and Argentina. In Taiwan and Italy, VRL operates in partnership with Warner Bros. When choosing territories to establish theatres, VRL focuses on low multiplex penetration, potential to grow, high attendance per capita, low country risk, strong profit potential and the availability of a strong local management team.

In May 2003 VRL, together with its partner Warner Bros., sold the jointly owned theatres in the UK. VRL continues to hold five wholly owned sites in the UK. Total world wide screen numbers (including 18 in Austria) decreased to 1,143 following the sale.

Exhibition has been enjoying a period of revenue growth generated from the release of strong box office hits such as the *Harry Potter*, and *Lord of the Rings* franchises. Strong product is expected to continue into the 2004 financial year with two *Matrix* sequels (*The Matrix Reloaded* was released in May 2003 and *The Matrix Revolutions* in November 2003). In addition, *Lord of the Rings : The Return of the King* is set for a December 2003 release with *Last Samurai* in January 2004.

Growth in profitability for the division slowed in the last quarter of the financial year ended 30 June 2003 due, in part, to the SARS virus in Asia affecting admission levels especially in Taiwan and Singapore. This is not expected to have a material effect on profitability of the exhibition division in the longer term.

8.8 Theme parks division

Through its joint venture (50%/50%) with Warner Bros., VRL owns and operates Australia's most popular theme parks, namely Warner Bros. Movie World, Sea World, and Wet'n'Wild Water World. These world class theme parks entertain over three million visitors per year.

Warner Bros. Movie World's key attractions include the Lethal Weapon Ride, the Wild West Adventure Ride, Batman 2 The Ride and Scooby-Doo Spooky Coaster. Polar Bear Shores, Dolphin Cove, Quest for the Golden Seal and the Bermuda Triangle Ride are just four of the many attractions to enjoy at Sea World with the new Shark Bay attraction now scheduled for opening in the first quarter of 2004.

Wet'n'Wild Water World caters predominantly to local and domestic tourists. It is rated in the top ten water parks in the world.

Warner Roadshow Movie World Studios features eight sound stages and is the largest studio facility in the Southern Hemisphere. In addition to soundstages and onsite production support, the studio also encompasses post production and administration facilities. Typical productions include feature films and television series. Feature films produced at the studios include *Scooby Doo, Ghost Ship, The Great Raid* and *Peter Pan.*

8.9 Film distribution division

Roadshow Films encompasses VRL's distribution activities in Australia and New Zealand across all filmed entertainment windows, including theatrical, free-to-air and pay-TV, and rental and sell-through home video. Roadshow also distributes recorded music. In 1971, VRL became responsible for the theatrical distribution of all Warner Bros. films in Australia and New Zealand, and has entered into a joint venture with Warner Bros. to distribute its product theatrically in Greece.

Roadshow also distributes product (both exclusively and non-exclusively) for a number of other producers. Roadshow handles on average 50 films annually, and generally seeks to acquire the rights for all release windows. Roadshow consistently maintains a market on average of 30% of the total Australian box office irrespective of the source of supply.

Roadshow is also the largest independent supplier of product to the free-to-air and pay TV broadcasters in Australia and New Zealand. In the video distribution market in Australia, the Roadshow group has a market share of on average 21%.

8.10 Film production division

Village Roadshow Pictures (**VRP**), the film production division of VRL, develops, produces, finances and acquires feature length commercial motion pictures for exhibition in international theatrical markets and for subsequent worldwide release in all international media, including home video and pay and free television. VRP's strategy is to develop, produce and distribute high quality, theatrical motion pictures that have worldwide commercial appeal and that deliver superior financial returns. VRP's motion pictures are developed and co-produced through strategic relationships with major US motion picture studios, predominantly with Warner Bros., and typically feature major motion picture talent who appeal to worldwide motion picture audiences.

While VRL began producing Australian films in the 1970s, the co-production agreement between VRP and Warner Bros, which began in 1998, has expanded VRL's film production activities into larger budget, traditional Hollywood films for the global marketplace. The program has been successful to date, with the 34 films released to date grossing a combined global box office of over A$6.5 billion. Whilst the majority of the films have been produced in partnership with Warner Bros., VRP has also co-produced four films with Sony Pictures Entertainment, Paramount and Fox/New Regency.

In February 2003, VRL moved to 100% ownership of Village Roadshow Films (BVI) Limited (from 19.9% previously) and increased the revolving finance facility available to it to US$900m. This provides funding for the acquisition and distribution of films in 'Foreign' markets (i.e. countries outside the US and Canada).

The facility has a revolving period of approximately three years to February 2006 with debt amortisation scheduled on a quarterly basis to January 2011.

8.11 Summarised historical financial information

A summary of the audited financial statements for VRL for the years ended 30 June 2002 ("Previous corresponding period" or "As shown in 2002 annual report") and 30 June 2003 ("Current period") is set out below.

Condensed consolidated statement of financial performance	Current period $A'000	Previous corresponding period $A'000
Continuing operations		
Revenues from ordinary activities	1,610,369	787,253
Expenses from ordinary activities	(1,621,443)	(664,832)
Borrowing costs	(46,533)	(25,447)
Share of net profits (losses) of associates and joint venture entities	34,273	(6,095)
Profit (loss) from ordinary activities before tax	**(23,334)**	**90,879**
Income tax on ordinary activities	53,331	29,746
Profit (loss) from ordinary activities after tax	(76,665)	**61,133**
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	(76,665)	61,133
Net Profit (loss) attributable to outside equity interests	17,227	24,018
Net Profit (loss) for the period attributable to members - continuing operations	**(93,892)**	**37,115**
Discontinuing operations		
Profit (loss) from ordinary activities before tax	**61,777**	**14,432**
Income tax on ordinary activities	(3,422)	225
Profit (loss) from ordinary activities after tax	65,199	14,207
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	65,199	14,207
Net Profit (loss) attributable to outside equity interests	(2,677)	221
Net Profit (loss)for the period attributable to members – discontinuing operations	**67,876**	**13,986**
Net profit (loss) for the period attributable to members	**(26,016)**	**51,101**

Profit (loss) from ordinary activities attributable to members – continuing operations	Current period $A'000	Previous corresponding period $A'000
Profit (loss) from ordinary activities after tax	(76,665)	61,133
Less (plus) outside equity interests	17,227	24,018
Profit (loss) from ordinary activities after tax, attributable to members – continuing operations	**(93,892)**	**37,115**

Reconciliation of profit from continuing operations excluding specific/significant Items	Current period $A'000	Previous corresp. Period $A'000
Net Profit (loss) for the period attributable to members - continuing operations	(93,892)	37,115
Less: Specific/significant Items after tax	(154,942)	(18,195)
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**61,050**	**55,310**

Consolidated statement of financial position

	At end of current period $A'000	As shown in 2002 annual report $A'000
Current assets		
Cash	177,730	265,661
Receivables	298,298	217,643
Film Library (net)	472,772	-
Inventories	2,835	2,773
Current tax assets	377	2,271
Other (includes production work in progress)	21,018	29,032
Total current assets	**973,030**	**517,380**
Non-current assets		
Receivables (refer note 1 below)	205,665	342,125
Investments (equity accounted)	116,492	332,333
Other financial assets	7,643	15,710
Other property, plant and equipment (net)	280,758	448,791
Intangibles (net)	77,301	50,557
Deferred tax assets	25,644	9,104
Radio Licences (net) (refer note 2 below)	464,658	465,032
Film Library (net)	640,129	-
Security deposits	110,878	3,525
Other	2,453	6,800
Total non-current assets	**1,931,621**	**1,673,977**
Total assets	**2,904,651**	**2,191,357**
Current liabilities		
Payables	307,982	377,229
Interest bearing liabilities	514,786	17,880
Current tax liabilities	9,927	6,977
Provisions (excluding tax liabilities)	23,406	44,922
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430	10,139
Total current liabilities	**862,531**	**457,147**
Non-current liabilities		
Payables	62,480	77,424
Interest bearing liabilities - excl. convertible notes	727,594	267,937
- convertible notes	25,598	25,643
Deferred tax liabilities	125,403	76,973
Provisions (excluding tax liabilities)	15,435	9,188
Other (includes unearned income)	7,617	75,436
Total non-current liabilities	**964,127**	**532,601**
Total liabilities	**1,826,658**	**989,748**
Net assets	**1,077,993**	**1,201,609**
Equity		
Parent entity interest:		
Capital/contributed equity- excl. convertible notes	925,221	932,004
- convertible notes	14,866	14,866
Reserves	(88,133)	(14,914)
Retained profits (accumulated losses)	105,353	126,952
Equity attributable to members of the parent entity	**957,307**	**1,058,908**
Outside equity interests in controlled entities	120,686	142,701
Total equity	**1,077,993**	**1,201,609**

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25 million, based on the 30 June 2003 exchange rate. The carrying value of this loan *is susceptible to further changes in the Peso/AUD exchange rate.*

Note 2. As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

Consolidated statement of cash flows	Current period $A'000	Previous corresponding period $A'000
Cash flows related to operating activities		
Receipts from customers	1,197,372	853,366
Payments to suppliers and employees (note 2)	(1,256,860)	(648,011)
Dividends and distributions received from associates	37,897	11,974
Other dividends received	-	-
Interest and other items of similar nature received	15,474	24,289
Interest and other costs of finance paid	(47,241)	(26,002)
Income taxes paid	(14,506)	(26,832)
Other (partnership profits, exchange profits)	2,617	686
Net operating cash flows (refer notes 1 and 2 below)	**(65,247)**	**189,470**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(52,745)	(91,316)
Proceeds from sale of property, plant and equipment	134,337	11,540
Payment for purchases of equity investments	(53,898)	(48,573)
Proceeds from sale of equity investments	298,207	20,426
Loans to other entities	(582,119)	(151,707)
Loans repaid by other entities	177,318	113,946
Other	(106)	(3,673)
Net investing cash flows	**(79,006)**	**(149,357)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	-	19,779
Proceeds from borrowings	498,535	93,612
Repayment of borrowings	(387,315)	(127,672)
Dividends paid	(39,498)	(53,747)
Other (incl. payments for buyback of shares)	(15,400)	(9,718)
Net financing cash flows	**56,322**	**(77,746)**
Net increase (decrease) in cash held	**(87,931)**	**(37,633)**
Cash at beginning of period	265,661	303,294
Exchange rate adjustments.	-	-
Cash at end of period	**177,730**	**265,661**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period from 11 February 2003 to 30 June 2003, $257.5 million was expended on copyright assets.

The audited financial statements of VRL for the year ended 30 June 2003 were lodged with ASIC on 15 September 2003.

To the knowledge of the Directors, other than as set out elsewhere in this Scheme Booklet, there has been no material change to the financial position of VRL since 30 June 2003, being the date of the balance sheet laid before VRL's 2003 Annual General Meeting on 28 November 2003.

VRL recorded an overall loss for the 2003 financial year of $26.0 million. This loss is attributable to the write down in recoverable value of international cinema assets and the expensing of finance restructure costs relating to the film production division, VRP, which were partly offset by a profit on sale of Korea.

Excluding specific items and discontinuing businesses, operating profit after tax was $61.1 million for the year ended 30 June 2003 represents an increase of 10.4% over the prior year of $55.3 million.

During the 2003 financial year, the foreign currency exchange reserve was negatively impacted by $73.2 million mainly due to movement in the USD and GBP exchange rates. Impact of the movement in the USD is largely as a result of consolidation of Village Roadshow Films (BVI) Limited since February 2003. The negative foreign currency exchange movement attributable to the USD was $41.1 million.

There were a number of restructuring initiatives undertaken during the 2003 financial year, including:

- completion of the finance restructuring for VRP and a move to 100% ownership of Village Roadshow Films (BVI) Limited;
- the sale of the 50% owned Warner Village Cinema circuit in the UK;
- the sale of VRL's interest in the Korean cinema operations at a profit of $84 million; and
- increasing the Company's interest in the Australian multiplex circuit from 33% to 50%.

OPERATIONAL PERFORMANCE FOR YEAR TO 30 JUNE 2003

Film Exhibition

Operating revenue for the Film Exhibition business increased by 1.4% to $412.9 million in the year ended 30 June 2003. Profit before tax of $12.0 million was an increase of 10.5% over the previous year.

The division enjoyed a year with a strong and consistent flow of film product including *Lord of the Rings – The Two Towers, Harry Potter and The Chamber of Secrets, The Matrix Reloaded, My Big Fat Greek Wedding, Austin Powers in Goldmember, Bend it Like Beckham, Chicago* and *Two Weeks Notice.*

However the strong product was balanced by the loss of some screen advertising revenue in Australia and Singapore as a result of the collapse of screen advertiser, Val Morgan, SARS in the Asian territories, the floods in the Czech Republic and the sale of the UK joint venture circuit in May 2003.

On a like for like basis, for those sites open for the full year, the increase in admissions was 2%.

Reported EBITDA of $61.4 million was 5.0% lower than the previous corresponding period. The Company's share of underlying EBITDA for continuing operations was slightly higher than the corresponding prior period.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] - A$'000

	Year Ended 30 June 2003			Year Ended 30 June 2002		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	307,127	72,959	27,144	298,774	74,712	27,672
Asia / New Zealand	154,909	24,937	10,041	132,797	23,051	6,920
Europe	404,027	86,930	45,252	392,512	92,526	44,271
South America	13,488	4,681	2,575	20,977	7,778	4,278
Total	879,551	189,507	85,012	845,060	198,067	83,141

Note 1: Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed up basis, ie ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships / associates whose contribution to reported EBITDA is Village Roadshow's share of their post tax profits.

The new sites in Italy, Czech Republic and Taiwan opened to disappointing results while the new site in New Zealand has performed well. Total underlying capital expenditure (excluding the acquisition of additional equity in the Australian Multiplex joint venture) for the period was $44.3 million compared with $91.6 million in the previous corresponding period.

LIST OF SITES & SCREENS - EXHIBITION DIVISION (EXCLUDING SOLD TERRITORIES)

	As at June 2002		Opened/(Closed)/ (Sold) During FY03		As at June 2003		To be Developed FY04	
Territory	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	75	588	(4)	(15)	71	573	-	-
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	1	14	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	11	121	2	18	13	139	1	7
New Zealand	12	76	1	8	13	84	1	6
Singapore	8	58	-	-	8	58	-	-
Taiwan	5	60	1	13	6	73	2	13
United Kingdom (1)	40	402	(34)	(349)	6	53	-	-
TOTAL	**164**	**1,436**	**(33)**	**(311)**	**131**	**1,125**	**4**	**26**

(1) The reduction in sites and screens in the UK results from divestment by Village Roadshow and Warner Bros of the jointly owned UK circuit.

Not included in the above chart are 18 screens at 2 sites in Austria which has been treated as a discontinuing territory.

The restructuring of the division continued during the year with completed sales of the 50% interest in Korea and the 50% owned Warner Village cinema circuit in the UK, which achieved a combined profit on sale of A$78.6 million.

In addition, the company increased its ownership in the Australian multiplex joint venture during the year from 33% to 50% following the acquisition of Warner Bros.' stake by VRL and Amalgamated Holdings Limited.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2003 with profit before tax and significant items increasing from $2.2 million to $9.3 million.

The theatrical division was driven primarily by particularly strong performances from *My Big Fat Greek Wedding, Lord of the Rings – The Two Towers, Austin Powers in Goldmember* and *Crackerjack.*

The entertainment division delivered a record breaking year. Crucial to this result was the successful release of the first *Lord of the Rings* VHS and DVD and the continued strong market position of Roadshow in the children's VHS and DVD market.

The result for television distribution was marginally lower than last year.

Film Production

Operating profit before tax and specific items for VRP decreased from $23.7 million for the 2002 financial year to $11.0 million for the year ended 30 June 2003.

The release of *The Matrix Reloaded* in May 2003 was a highlight of the year for the Film Production division. *The Matrix Reloaded*, which opened in May 2003, broke the all time box office record for an opening three day weekend in the US and to date worldwide has grossed over $US735 million, making it the 13th highest grossing movie.

The Company has previously advised the market that, due to timing, the results of this film would not be material to profitability for the 2003 financial year.

Other films released during the year were *Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That, Two Weeks Notice* and *Dreamcatcher.* Films set for release or in production in the current financial year include *The Matrix Revolutions*, *Mystic River*, *Torque* and *Taking Lives.*

On February 12 2003, VRL announced the completion of a comprehensive finance restructuring for VRP. This involved an increase in the facility size from US$750 million to US$900 million and an increase in the Company's ownership of Village Roadshow Films (BVI) Limited to 100%. As a result of this restructuring, VRL has recorded a specific expense of $49.4 million for loan provisioning relating to the write off of the equity premium and financing set up costs of the facility.

The increased ownership means that the production division is now consolidated into VRL's results causing the substantial increase in revenues and expenses for the Company.

Any projection of future profit in respect of films released to date involves an estimate of income from all exploitation windows, which takes up to 10 years to be fully realised. Taking into account reduced producer and overhead fees booked to revenue due to the consolidation of Village Roadshow Films (BVI) Limited and film exploitation profits expected to be recognised in the next financial year, profit for the film production division for the next reporting period is expected to be similar to the 2003 financial year before specific items.

Radio

Austereo Group Limited achieved strong operational results during the year, maintaining its audience leadership and gross margins. Operating profit before tax and specific items for the radio division was down 9.5% on the previous corresponding period to $62.8 million, with reported EBITDA also down from $88.4 million last year to $83.1 million for the year ended 30 June 2003. The continuing impact of new competition and the advertising market downturn were the key factors contributing to the reduced earnings.

During the year, Austereo reinforced the strength of its brands by maintaining consistent audience leadership with an Austereo station holding either the number one all people or number one FM station position in each of its markets. In the final result of the financial year (ACNielsen Survey 4), Austereo boosted all under 40 demographics, including a rise from 42.9% to 46.2% in the 18 – 24 demographic and from 38.9% to 39.3% in the 25 – 39 demographic. In addition, strong management control resulted in a radio operations margin of 34% which is in line with the previous corresponding period and with leading international standards.

Offshore operations all performed strongly with the Malaysian radio joint venture achieving an audience of 8.4 million for calendar year 2002. Austereo's Athens radio station, Village 88, won the number one international station position. The UKRD joint venture has also increased revenues and audience listening

times in a difficult market. Two new stations have been opened in India to which Austereo provides programming expertise.

Following a number of buy backs of Austereo Group Limited shares, in which it did not participate, Village Roadshow's shareholding in Austereo had increased (as at 30 June 2003) to 59.72%.

Theme Parks

Operating profit before tax for the Theme Parks division decreased by 16.7% million to $11.5 million for the year ended 30 June 2003. Reported EBITDA also reduced slightly from $22.9 million in the previous corresponding period to $20.8 million. Impacting the division's performance were the SARS crisis and the impact of terrorism, particularly the events in Bali in October 2002 and the Iraq war. These events combined to cause a significant decline in international visitors.

Sea World was the most significantly impacted with attendances down 10% on the previous corresponding period and net profit down 15% with no new attractions to balance the falling international visitor numbers. Sea World will be opening its new Shark Bay attraction in the first quarter of 2004.

Wet'n'Wild Water World also experienced a slight decline in both attendances and profitability.

This trend was reversed at Warner Bros. Movie World where the opening of the new Scooby Doo Spooky Coaster ride in June 2002 and the Harry Potter and the Chamber of Secrets attraction in December 2002 resulted in admissions growth of 5% and an increased in profitability of 9.5%.

Warner Roadshow Movie World Studios also provided a significant boost to the Theme Park division's results, whilst Sea World Nara Resort Hotel experienced a relatively flat year.

8.12 Developments since Issue of 2003 Annual Report

Overall Group Financial Performance

For the 4 months ending 31 October 2003, the overall financial performance of the Company (based on unaudited management accounts) has generally been in line with expectations and, for continuing operations, similar to the first four months of last financial year.

Film Exhibition

Admissions across the Division are marginally below expectations but ahead of the corresponding period last financial year.

The Company is currently in discussions for the sale of the cinema operations and assets in Taiwan. At the date of this Scheme Booklet, no agreement had been reached in respect of such sale. The Company does not believe that, if consummated, such sale will have any material effect on its assets or earnings.

The Company is also currently in discussions for the sale of its one third interest in cinema screen advertiser, Val Morgan. At the date of this Scheme Booklet, no agreement had been reached in respect of such sale. The Company does not believe that, if consummated, such sale will have any material effect on its assets or earnings.

Film Distribution

Film Distribution continues to be driven by strong VHS and DVD growth including the release of *Lord of the Rings - The Two* Towers in August and *The Matrix Reloaded* in October and back catalogue releases on DVD.

Film Production

In October 2003, the Clint Eastwood directed *Mystic River* was released to critical acclaim. Worldwide box office to date has exceeded US$80m with several major territories outside North America still awaiting release.

On 5 November 2003 at exactly the same time, *The Matrix Revolutions* was released simultaneously in some 96 countries achieving a worldwide box office in excess of US$200m in its first 5 days of release and accumulating in excess of US$400m to date.

Radio

Austereo has continued to generally hold its audience leading position this financial year. In the last survey (AC Neilsen Survey 8), it held the number 1 FM station position in each of its five major capital city markets.

At the 2003 Annual General Meeting of Austereo, Peter Harvie, Executive Chairman, outlined some of the strategies in place and key issues for the year ahead as follows:

- Austereo believes that it is timely to reinvigorate Triple M and a unique new breakfast program 'The Cage' is being broadcast in Sydney and Melbourne. In Surveys 6 and 7 of 2003 The Cage assisted Triple M Sydney to rise in Breakfast Shares and in Melbourne to regain number 2 FM Breakfast position.

- To assist in the growth of Triple M and to also ensure the viability of Austereo's leading Today Network, the Board, as already stated, is committed to investment. This level of investment may have an impact on the results for the current financial year, but of a modest nature. Austereo believes this investment is not only timely and constructive, but also essential for the ongoing and future strength of Austereo. It is also a forward-looking investment, particularly in the light of the new licences to be auctioned in 2004. Adelaide was auctioned 31 October 2003, Sydney and Brisbane will be auctioned in April 2004 and Melbourne in August 2004.
- Based upon current expectations, Austereo believes that there will be a modest EBIT decline, against the June 2003 result. The EBIT result for the first half is likely to be down compared to the same period last year due to a number of factors specific to the first half. However, it is expected that some ground will be recovered in the second half. Issues of note impacting on the first half include the poorer advertising environment in July 2003 and to a lesser extent August 2003, investment incurred in the first half on the relaunch of the Triple M network, marketing initiatives and the increased competition from the new Perth licence which was launched in December 2002 and consequently affecting the current half but not the previous corresponding period.
- Austereo believes that there are now some clear signs that the worldwide and local advertising downturn is at last improving. Current expectations are for improved first half sales, with belief that this strength will carry over into the second half. Of course, conclusions should not be drawn on the basis of only a few improved months. A clear and ongoing trend will need to be demonstrated before positively declaring the end of the advertising recession.

With less than four weeks as at the date of this Scheme Booklet remaining in the first half of this financial year, Austereo estimates that EBIT will be in the range of $39m to $41m for the 6 months to 31 December 2003. However, given that the factors referred to at the Austereo AGM are skewed in the first 6 months of this financial year, Austereo still expects the full year EBIT to be in the range of $68m to $72m and within its budgeted results. The estimates are dependent upon advertising audience share and competitive conditions.

Theme Parks

Attendances since 1 July 2003 at all three theme parks are ahead of expectations and also last year driven by strong domestic visits.

Sea World Nara Resort has also experienced a strong period.

However, softer results from Warner Roadshow Movie World Studios have had an offsetting impact on gains in other parts of the Division.

The opening of the new *Shark Bay* attraction has been delayed from Christmas to the first quarter of 2004, although this is not expected to materially impact the financial performance of the division.

8.13 VRL issued securities as at the date of this Scheme Booklet

The issued securities of VRL comprise:

(a) 234,903,107 Ordinary Shares;

(b) 250,215,147 Preference Shares;

(c) 6,000,000 Options; and

(d) 413,300 Convertible Debt Securities (**PRIDES**).

VRL is under no obligation to issue further Ordinary Shares or Preference Shares before the Scheme Meeting.

Further details of the Options are set out below.

Options	Exercise price	Exercise Period
2,000,000	$3.00	15 May 2004 to 30 November 2007
2,000,000	$4.00	15 May 2005 to 30 November 2007
2,000,000	$5.00	15 May 2006 to 30 November 2007

8.14 Preference Shares held under the ESP

7,371,500 Preference Shares (**ESP Shares**) are held by 57 employees and former employees of the Group (**ESP Shareholders**) under the ESPs.

ESP Shares will participate in the Scheme.

The Buy Back Consideration in respect of all ESP Shares will be paid to the Nominee on behalf of each ESP Shareholder. As a result, for each ESP Share, the Nominee will:

(a) be paid the 25 cents cash; and

(b) be issued an Unsecured Note. The Nominee will sell the Unsecured Notes issued to it. The terms of appointment of the Nominee in respect of the ESP Shareholders are set out in the ESP Deed Poll.

The Nominee will apply:

(a) the 25 cents cash per ESP Share paid to it; and

(b) the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation,

towards repayment of the relevant ESP Shareholder's loan under the ESPs.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

ESP Shareholders will be taken to have authorised VRL and the Nominee as their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

The loans in connection with the relevant ESP Shares are in all cases greater than the Buy-Back Consideration.

In each case, the aggregate consideration payable for the ESP Shares bought back will be insufficient to repay the loans in respect of the ESP Shares.

Under the terms of the ESP, VRL's recourse in respect of loans granted under the ESP is limited to the Preference Shares the loans were used to purchase.

Accordingly, a loss equal to the remaining balance of each loan following application of the amounts referred to above in repayment of the loan will be realised.

The loss on these loans will be approximately $6,716,623 in aggregate and approximately 91 cents per ESP Share.

8.15 Pro-forma financial information

This **section** outlines the pro-forma financial position of VRL as though the Buy-Back had occurred as at 30 June 2003 and is based on the audited Historical Statement of Financial Position of VRL as at 30 June 2003 as extracted from the audited Financial Statements set out in the 2003 Annual Report.

Condensed consolidated statement of financial position	At end of current period $'000	Adjustments for transaction $'000	Proforma position assuming Buy-Back has occurred $'000
Current assets			
Cash	177,730	(53,340)	124,390
Receivables	298,298		298,298
Film Library	472,772		472,772
Inventories	2,835		2,835
Tax assets	377		377
Other (includes production work in progress)	21,018		21,018
Total current assets	**973,030**	**(53,340)**	**919,690**
Non-current assets			
Receivables	205,665	(15,931)	189,734
Investments (equity accounted)	116,492		116,492
Other investments	7,643		7,643
Other property, plant and equipment (net)	280,758		280,758
Intangibles (net)	77,301		77,301
Tax assets	25,644		25,644
Radio Licences (net)	464,658		464,658
Film Library	640,129		640,129
Other (includes security deposits & prepayments)	113,331		113,331
Total non-current assets	**1,931,621**	**(15,931)**	**1,915,690**
Total assets	**2,904,651**	**(69,271)**	**2,835,380**
Current liabilities			
Payables	307,982		307,982
Interest bearing liabilities	514,786	82,571	597,357
Tax liabilities	9,927		9,927
Provisions (excluding tax liabilities)	23,406		23,406
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430		6,430
Total current liabilities	**862,531**	**82,571**	**945,102**
Non-current liabilities			
Payables	62,480		62,480
Interest bearing liabilities - excl. convertible notes	727,594	167,644	895,238
- convertible notes	25,598		25,598
Tax liabilities	125,403		125,403
Provisions (excluding tax liabilities)	15,435		15,435
Other (includes unearned income)	7,617		7,617
Total non-current liabilities	**964,127**	**167,644**	**1,131,771**
Total liabilities	**1,826,658**	**250,215**	**2,076,873**
Net assets	**1,077,993**	**(319,486)**	**758,507**
Equity			
Parent entity interest:			
Capital/contributed equity- excl. convertible notes	925,221	(312,769)	612,452
- convertible notes	14,866		14,866
Reserves	(88,133)		(88,133)
Retained profits (accumulated losses)	105,353	(6,717)	98,636
Equity attributable to members of the parent entity	**957,307**	**(319,486)**	**637,821**
Outside equity interests in controlled entities	120,686		120,686
Total equity	**1,077,993**	**(319,486)**	**758,507**

Assumptions

The Pro-forma Statement of Financial Position of VRL as at 30 June 2003 has been compiled on the basis of the following assumptions and as if transactions and events set out in these assumptions had occurred at 30 June 2003:

- 250,215,147 Preference Shares are bought back for consideration of $1.25 per share.
- $0.25 per share of the 250,215,147 Preference Shares on issue will be paid in cash.
- $1 per share of the 250,215,147 Preference Shares on issue will be applied to Unsecured Notes, 33 cents per share will be payable within 12 months and the remaining 67 cents per share will be payable over the following two financial periods.

In respect of the 7,371,500 ESP Shares:

(a) $1,842,875 representing $0.25 for each of the ESP Shares; and

(b) $7,371,500 representing an amount of $1.00 for each Unsecured Note sold by the Nominee and referred to in section 8.13 of this Scheme Booklet,

will be applied towards the repayment of all of the loans under the ESPs and a loss of approximately $6.72 million will be realised on such loans and will be written off to the Profit and Loss account.

Accounting policies

The pro-forma financial position contained in this **section** has been prepared based on accounting policies consistently applied with those by VRL in its historical financial reports, unless indicated otherwise.

8.16 Directors

The Directors of VRL as at the date of this Scheme are set out below:

Robert G. Kirby

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

John R. Kirby

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment and media industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

Graham W. Burke

Managing Director

Member of the Board since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding Director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited and Austereo Group Limited and is on the Board of Village Roadshow Corporation Limited.

Chairman Executive Committee

Member Remuneration Committee

Peter E. Foo

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

Peter M. Harvie

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

William J. Conn

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

Peter D. Jonson

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services and Chairman, ANZ Funds Management. Currently Chair Australian Institute for Commercialisation Limited and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D. Barry Reardon

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

8.17 Share Price History

Part A - Preference Shares

Part A of **Appendix C** shows the volume weighted average price of the Preference Shares on ASX during the following periods:

(a) 28 July 2003 to 19 November 2003, being the Trading Day before the Scheme was announced on 20 November 2003;

(b) 1 July 2002 to 25 July 2003, being the Trading Day before the Original Scheme was announced on 28 July 2003;

(c) 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares for the 2003 financial year, to 25 July 2003; and

(d) 1 July 2002 to 14 May 2003.

Part B - Ordinary Shares

Part B of **Appendix C** shows the volume weighted average price of the Ordinary Shares on ASX during the following periods:

(a) 28 July 2003 to 19 November 2003, being the Trading Day before the Scheme was announced on 20 November 2003;

(b) 1 July 2002 to 25 July 2003, being the Trading Day before the Original Scheme was announced on 28 July 2003;

(c) 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares for the 2003 financial year, to 25 July 2003; and

(d) 1 July 2002 to 14 May 2003.

8.18 Intentions of the Directors regarding the future of VRL

The Directors intend that:

(a) the business of VRL will be continue to be conducted in the same manner as it has been conducted over the recent past;

(b) there will be no major changes made to the business;

(c) save as described in this Scheme Booklet, including the potential sale of surplus assets referred to in **section 7.6** of this Scheme Booklet, there will be no major redeployment of fixed assets of VRL; and

(d) the present employees of VRL will continue to be employed in the same manner as they have been employed over the recent past.

9. Risk factors

9.1 General risks applicable to VRL

VRL is currently exposed to various general risks outlined below. On completion of the Scheme, VRL will continue to be exposed to these risks.

(a) General economic risks

The financial performance of the business of VRL may be affected by changes in economic conditions in Australia and in other countries in which they operate. Such changes include:

(i) changes in inflation and interest rates;

(ii) changes in employment levels and labour costs which may affect the cost structures of the business;

(iii) changes in aggregate investment and economic output;

(iv) investor sentiment and local and international stock market conditions;

(v) changes in fiscal, monetary and regulatory policies; and

(vi) developments in technology, finance and property markets generally.

(b) Exchange rate risk and interest rate risk

VRL derives a significant portion of its cash flow from investments and assets held in countries outside of Australia, in particular the United States. In Australian dollar terms, this cash flow will be affected by changes in the exchange rates between the Australian dollar and the relevant foreign currencies.

To the extent that these rate movements are not hedged, they will affect the financial performance of VRL or the carrying value of items on its balance sheet. VRL has a hedging program in place to minimise exchange rate fluctuations whenever a non-Australian dollar cash flow item can be predicted with a degree of certainty.

Interest rates on finance facilities are hedged on a case by case basis utilizing both "swap" or fixed rate and "cap" arrangements.

(c) Accounting changes

The Australian Accounting Standards Board (**AASB**) announced that all entities reporting under the *Corporations Act* would be required to adopting International Financial Reporting Standards (**IFRS**) for financial years commencing on or after 1 January 2005. VRL will be required to report under IFRS for the year ending 30 June 2006 and comparatives for 30 June 2005 will need to be restated. As those reporting requirements are not yet mandatory, the audited annual report for 30 June 2003 and pro-forma Statement of Financial Position has been prepared under existing reporting requirements.

9.2 Risks relating to the VRL business

(a) Importance of relationship with business partners

VRL's film exhibition, production, distribution, and theme park operations in Australia, and its film exhibition operations in certain international markets, are currently significantly dependent upon its relationship with its partners.

For example, at 30 June 2003, in Australia 224 of the screens in New South Wales, Northern Territory, Queensland, South Australia and Western Australia in which VRL has an interest are operated by Greater Union.

VRL expects that such dependence will continue. VRL's most significant partners in Australia are Warner Bros. and Greater Union and internationally are Warner Bros. and Sky City Leisure. VRL also currently manages cinemas in Australia with smaller partners and expects to continue to do so.

Although VRL believes that its relations with its partners are generally good, if any of these relationships were to deteriorate, it could have a material adverse effect on VRL.

Moreover, the success of the various partnerships and joint ventures in which VRL has an interest is dependent upon the ability and desire of its partners to continue to perform their agreements, including funding and other performance obligations thereunder.

Accordingly, the inability or unwillingness of any of VRL's partners to perform their agreements with VRL could have a material adverse effect on VRL. Furthermore, should any of VRL's joint venture partners not wish to continue to fund future expansion, VRL may choose to increase its participation

in such businesses, partnerships or joint ventures, which may require additional capital expenditure by VRL.

In addition, *the agreements governing the partnership and joint venture arrangements to which* VRL is a party generally provide that a party can terminate these agreements under certain conditions. Generally, VRL seeks to limit these conditions to an unremedied material breach or insolvency of the other party.

Because of VRL's relationship with its joint venture partners, VRL from time to time makes and receives financial and other accommodations to and from those partners although not contractually required to do so. For example, should a partner not wish to proceed with a project at a particular time, VRL considers, depending on its relationship with that partner, temporarily advancing funds to that partner or proceeding with such project in its own right on a temporary basis.

In any such situation VRL would only undertake such arrangements if VRL were prepared to make the entire equity commitment for the particular project.

(b) Substantial capital expenditures: acquisitions and dispositions

Much of VRL's business, particularly the expansion of its exhibition business and its theme parks, is capital intensive. In order to remain competitive, VRL must continue to invest in improvements to its existing facilities.

In addition, VRL plans to continue to develop or acquire screens internationally and in Australia over the next few years. These developments, together with the ongoing maintenance and improvements of VRL's existing business, are anticipated to require future capital expenditure.

VRL's development program (excluding acquisitions) is expected to be funded mainly from internally generated funds. There can be no assurance that VRL will be able to open all of its planned new theatres or that, if opened, the financial performance of these theatres will be equivalent to the performance of VRL's existing theatres.

VRL has acquired, through the formation of joint ventures and otherwise, assets and businesses that management believes are complementary to VRL's existing business. VRL may from time to time acquire additional assets and businesses and dispose of certain assets and businesses.

Future acquisitions could be substantially larger than those previously completed. These could be in countries in which VRL does not have current operations or relevant operating experience. Although VRL believes that integration of acquired assets and businesses will result in long-term growth and profitability, there can be no assurance that VRL will be able to successfully negotiate, finance or integrate such assets or businesses or that any particular acquisition which is agreed to will be consummated. Furthermore, the integration of an acquired company or business may cause a diversion of management's time and resources.

There can be no assurance that a given acquisition, when consummated, will not materially adversely affect VRL.

In addition to pursuing acquisition opportunities, VRL from time to time considers opportunities to dispose of certain businesses or business segments, including the sale of exhibition assets and/or other businesses.

There can be no assurance that a given disposition, when consummated, will not materially adversely affect VRL.

(c) Dependence on management

VRL is significantly dependent upon the continued availability of its senior executives. The loss or unavailability of any one or more of these officers to VRL for an extended period of time could have a material adverse effect on VRL's business operations and prospects.

To the extent that the services of these officers are unavailable to VRL for any reason, VRL will be required to procure other personnel to manage and operate VRL and develop its businesses. There can be no assurance that VRL will be able to locate or employ such qualified personnel on acceptable terms. In addition, the film distribution agreements with Warner Bros. for Australia and New Zealand provide that if Graham Burke ceases to be Managing Director of VRL, Warner Bros. may terminate the agreement.

VRL maintains 'key man' life insurance in the amount of A$10 million on the lives of each of Robert Kirby (Chairman), John Kirby (Deputy Chairman) and Graham Burke (Managing Director). Each of Robert Kirby, John Kirby and Graham Burke has a substantial equity interest in VRL.

(d) Film exhibition

Film acquisition and product availability: VRL's cinema exhibition operations are dependent both upon the availability of suitable films for exhibition in its theatres and the performance of such films in VRL's markets. Poor relationships with distributors, sustained poor performance of films or

sustained disruption in the production of films by the major studios and/or independent producers could have a material adverse effect on VRL's exhibition operations.

Competition: In most markets in which VRL operates the film exhibition industry is highly competitive, particularly with respect to attracting patrons and finding new theatre sites.

Although VRL attempts to maintain the quality of its existing theatres at a competitive level and develop theatres in geographic areas that it believes have the potential to generate sufficient current and future box office attendance and revenues, adverse economic or demographic developments, over which VRL has no control, could have a material adverse effect on box office and concession revenues and attendance at VRL's theatres.

VRL may also face competition from new entrants into the market.

Alternative delivery technology: Alternative film exhibition delivery systems have been developed for the exhibition of filmed entertainment, including cable and satellite pay-television, DVD and the internet. An expansion of such delivery systems could have a material adverse effect upon VRL's business.

VRL's exhibition operations are also subject to competition from other leisure activities competing for the public's time and disposable income.

Piracy: The last few years have seen a significant increase in film piracy around the world and some of the territories in which VRL operates have been affected by this piracy, most notably in Taiwan.

There is no guarantee that piracy will not continue to erode attendances at theatres owned by VRL.

Environmental factors: Some VRL territories have been impacted by environmental factors such as earthquakes in Taiwan and floods in Czech Republic. VRL cannot predict such environmental factors will not continue to impact these territories or occur elsewhere. VRL management believes it has adequate insurance coverage to protect itself as much as possible.

Economic factors: Argentina continues to operate in a difficult economic and political environment. VRL cannot guarantee the continuance of this situation will not have a material adverse impact on the Group. In addition, other territories may be subject to such issues in the future.

Terrorism: The threat of terrorism to areas in which the general public congregate has become more prevalent since the events of 11 September 2001. VRL cannot guarantee an act of terrorism will not occur and will not have a material adverse effect on the VRL Group.

(e) Radio

General: Radio broadcasting is a highly competitive business in Australia. Each of Austereo's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media, within their respective markets. There are typically other well capitalised firms competing in the same geographic markets as Austereo.

There is no certainty of retaining a particular audience share in any market, as audience share is highly dependent on audience reaction to the programming format used and subject to changing consumer tastes, marketing campaigns and market trends that may vary from region to region.

Advertising: The financial success of each of Austereo's radio stations is dependent primarily upon its share of overall radio advertising market revenue, its promotion and other expenses incurred to obtain that revenue and the economic health of the media advertising and geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share.

An adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the advertising revenues of Austereo's stations located in that market and on Austereo's operating results as a whole.

Competition: Austereo's radio operations are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format.

If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, the cash flow of Austereo's affected station could decrease due to increased promotion and other expenses and/or lower ratings resulting in lower advertising revenue.

There can be no assurance that any one of Austereo's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

In addition, Austereo may face competition from new delivery technologies, such as digital radio broadcasting, as well as increased competition from other media.

Additional licences: The Australian Broadcasting Authority (**ABA**) is the regulatory authority which administers the allocation of commercial radio broadcasting licences under the *Broadcasting Services Act* 1992 (Cth) in Australia (the **Act**).

A new licence will be issued in Adelaide following the auction on 31 October 2003. Additional new licences are currently expected to be issued in Sydney and Brisbane in April 2004 and Melbourne in August 2004. Currently, licensees are restricted to holding a maximum of two commercial radio licenses in each designated license area.

Austereo currently operates two commercial radio licences in each of its key markets. Austereo has publicly called for a review of the two licence limitation, and would consider taking up additional licences in the event that the restriction is lifted.

However, there can be no assurance that Austereo would determine to take up any additional licences, if available for allocation, or if it so determined, that it would be successful in being allocated such licences. As a consequence, the granting of additional FM licences by the ABA to competitors of Austereo could negatively impact Austereo's radio operations.

Expiration of licenses: The Act requires that licences be renewed every five years. The ABA must renew the licence unless it decides that there is a significant risk of an offence against the Act or regulations or a breach of licence conditions.

Dependence on key individuals: Austereo's radio operations are partially dependent upon the performance of certain key individuals, including its programming managers, advertising sales managers and on-air announcers who are well recognised and established in the markets in which Austereo's radio stations operate.

In particular, in certain key time slots, the programs of certain popular on-air announcers are networked to other stations of Austereo in a number of key markets. Austereo has entered into employment agreements, which contain limited non-compete provisions with certain of its programming managers, advertising sales managers and high-profile on-air announcers.

However, there can be no assurance that Austereo will be able to retain such employees, the loss of which could have a material adverse effect upon Austereo's radio operations, or that despite such agreements VRL will be able to prevent them from competing with Austereo in the event of their departure.

(f) Theme parks

The success of a theme park relies heavily on location, climate, theme, tourist numbers and expertise. In addition, the ongoing viability of a theme park depends on regular capital expenditure on the development of new, or the renovation of existing, facilities.

VRL's theme parks compete directly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and alternatives to vacation travel.

Accordingly, VRL's theme park business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Recent adverse terrorist and health developments in Asia have impacted VRL in terms of reduced attendance numbers from international visitors however, this impact has been partially offset by an increase in attendances from within Australia.

VRL believes that the impact of these developments in Asia has not had a material impact on the profitability of VRL as a whole. However, should the situation worsen, this could have a material impact on the profitability of the theme parks segment due to a downturn in tourism.

All of VRL's theme parks are located in Queensland, Australia and accordingly are dependent on factors affecting regional tourism and recreation, including availability of transportation to the area.

Because the great majority of the attractions at VRL's theme parks are outdoor activities, attendance at the parks and, accordingly, the contribution of VRL's theme park operations to VRL's results are significantly affected by the weather.

Additionally, Wet 'n' Wild Water World, one of VRL's parks, is primarily a water park which, by its nature, is more sensitive to adverse weather than are theme parks generally. Unfavourable weekend weather and unusual weather of any kind can adversely affect theme park attendance.

The success of the Sea World Nara Resort Hotel is also dependent on factors such as the type, quality and flexibility of facilities, the state of the Australian tourism industry both domestically and internationally, the exchange rate for Australian dollars (which, among other things, affects the level of foreign tourists), and the resort's local and international reputation.

Changes in the economic conditions and price sensitivity of patrons may result in significant discounting of theme park ticket prices, merchandising and room rates within Sea World Nara Resort Hotel, which could have a corresponding downward effect on margins.

(g) Film production

Unpredictability: Film production is highly speculative and inherently risky. Although VRL seeks to limit the financial risk of film production by various means, including incurring debt to finance production on a limited recourse basis and having access to VRL's distribution and exhibition channels, there can be no assurance of the economic success of any film since the revenues derived from the production and distribution of a film (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be accurately predicted.

The commercial success of a film also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Therefore, there is a substantial risk that some or all of VRL's films will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realised.

VRL's production division's current strategy is based on the co-production and co-financing of films with a major US studio (currently principally Warner Bros.) Although, VRL expects that it will continue to be able to co-produce and co-finance films in this way (and in fact the Company has recently signed a new 40 picture co-production arrangement with Warner Bros.), there is no guarantee that Warner Bros. or any other US studio will wish to do so in the future.

Competition: Film production is a highly competitive business, with competition coming both from companies within the film industry and companies using other entertainment media. Many of these competitors have significantly greater financial and other resources than VRL.

The entertainment industry in general and the film industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay-television services and home entertainment equipment such as DVDs, video games and computers, although the theatrical success of a film remains a crucial factor in generating revenues in other media such as video cassettes, DVD and television.

Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length films.

Capital requirements: The production of feature films requires substantial capital. The costs of producing films have generally increased in recent years and may continue to increase in the future, thereby increasing the costs to VRL of feature films. VRL's general strategy is to reduce its financial risk on film production by various means, including the use of limited recourse loans.

There can be no assurance that these means of financing will continue to be available to VRL. VRL has established a US$900 million facility that is intended to be available on a revolving basis until February 2006 and which is currently required to be fully amortized by January 2011. Although VRL intends to seek an extension of this facility, this will be dependent on both overall film performance and market conditions at the relevant time.

VRL has limited its exposure to this film facility to US$170 million plus any unfunded P&A costs not recovered by VRP out of exploitation proceeds and previously recouped P&A and distribution fees to a maximum of US$35 million as well as any film exploitation profits received by VRP.

Litigation: A subsidiary of VRL, Village Roadshow Pictures (USA) Inc. ("VRP USA") had had a judgment issued against it for approximately US$32 million. VRP USA appealed the judgment to the Court of Appeal in California. The original judgment was affirmed by the Court of Appeal. VRP USA is now appealing to the Supreme Court of California. VRL believes that, even if the appeal fails, there will be no material effect on VRL's position. VRL has been sued by the same plaintiffs. Liability is not admitted and VRL is defending the matter. VRL believes that the potential losses, if any, arising from this claim are not able to be reliably measured and are not likely to be material. VRL has also received a statement of claim from a company associated with a former executive, Mr Peter Ziegler. The claim is for more than A$148 million, the vast majority of which relates to a termination payment alleged to be owing. VRL believes the claim will fail. However, VRL can not give any assurance regarding the outcome of these, or any other, litigation in which it is involved.

Other factors: The success of VRL's film studios in Queensland is dependent on factors such as the type, quality and flexibility of facilities, the size and number of sound stages, the state of the film production industry both domestically and internationally, foreign exchange rates, the success of films previously produced at the particular US major studio and its local and international reputation.

There can be no assurance that any movies scheduled for release will be completed or that completion will occur in accordance with the anticipated schedule or budget, as the production, completion and distribution of films is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competitive films.

(h) Film distribution

Historically, a substantial amount of VRL's revenue from its distribution operations has been derived from the distribution of film rights acquired from others, and VRL's distribution business is dependent on its ability to continue to acquire rights to distribute commercially successful films.

Accordingly, the success of VRL's distribution operations will be affected by the product available to it from producers, including Warner Bros.

The film distribution business is reliant on the quality of the product available, the acquisition of film rights and distribution of films is a highly speculative business. Each film is an individual artistic work and its commercial success is primarily determined by audience reaction and reviews by film critics.

These factors are beyond the control of VRL and are unpredictable. Because expenditures on promotion and distribution must be committed before it is known whether a film will be a commercial success, the revenues derived from a film do not necessarily correlate to the costs incurred. There can be no assurance as to the economic success of any film. In addition, the ability to identify successful product, fluctuations in foreign exchange rates, a maturing market place for videos and the state of a sometimes volatile television industry are factors which might affect a distributor.

Piracy: The last few years have seen a significant increase in film piracy around the world, which has an impact on film distribution, and film production income as it can reduce revenues at the cinema level as well as video and DVD revenue. Video and DVD revenue has become a significant part of the exploitation rights of a film.

(i) International operations

To the extent that VRL develops operations in any country other than Australia, VRL will be subject to the attendant risks of doing business in those countries, including lack of experience with the local market, adverse fluctuations in currency exchange rates, foreign taxes, changes in foreign regulations, political turmoil and deterioration in international economic conditions.

9.3 Risk factors relating to Unsecured Notes

(a) Factors affecting trading prices

The trading prices of the Unsecured Notes on ASX will be directly affected by economic, financial and other external factors and market conditions.

(b) Absence of trading market for Unsecured Notes

There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue. See also **section 9.3(a)**, *Factors Affecting Trading Prices* above.

(c) Subordination of the Unsecured Notes

Other than in relation to the payment of interest, the Unsecured Notes are subordinated in the right to payment to the claims of all other creditors of VRL, other than those being disputed in good faith.

VRL's ability to make payments on the Unsecured Notes is also partially dependent upon the earnings and project distributions of its subsidiaries and non-consolidated entities in which it has an interest, the assets of which are subject to the prior claims of the secured and unsecured creditors of such subsidiaries and non-consolidated entities.

There are no restrictions on VRL or any of its subsidiaries or non-consolidated entities in respect of the incurrence of additional indebtedness, including indebtedness that ranks pari passu with or senior to the Unsecured Notes or to which the Unsecured Notes are structurally subordinated, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the VRL's ability to service its debt, including the Unsecured Notes.

Refer to **section 11** of this Scheme Booklet for details of the Unsecured Notes, including the terms of subordination.

(d) Preference Shares issued on conversion of Unsecured Notes

Section 11.3 of this Scheme Booklet explains the circumstances under which Unsecured Notes can be converted into Preference Shares.

There are risks attached to holding Preference Shares. These include:

(i) only limited voting rights will attach to the Preference Shares;

(ii) no dividend will be payable on the Preference Shares unless and until it is declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(iii) dividends will be non-cumulative;

(iv) VRL will make reasonable endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX; and

(v) even if the application for quotation is made, no guarantee can be given that:

(A) the application will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth $500 or more); or

(B) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

9.4 Risks for non-Australian Preference Shareholders

The Scheme and Buy-Back may have adverse foreign law and taxation implications for Preference Shareholders who are not residents of Australia. Foreign Preference Shareholders who are not residents of Australia should seek their own advice on the implications of the legal and taxation implications of the Scheme and Buy-Back in their jurisdictions.

10. Taxation implications

10.1 Introduction

This **section** provides a broad summary of the Australian income tax, goods and services tax (GST) and stamp duty implications for Preference Shareholders as at the Record Time if the Scheme is approved and implemented.

Taxation is a complex area of law and the taxation implications for a Preference Shareholder may differ from those described in this summary, depending upon the particular circumstances of the Preference Shareholder. Accordingly, this summary should not be relied upon as a substitute for professional advice and all Preference Shareholders should ensure that they seek professional advice specific to their circumstances.

The summary in this **section 10** is restricted to the Australian income tax, goods and services tax and stamp duty implications pursuant to the *Income Tax Assessment Act 1936*, *Income Tax Assessment Act 1997*, *A New Tax System (Goods and Services Tax) Act 1999* (**GST Legislation**) and the relevant stamp duties legislation. It takes into account amendments to those pieces of legislation up to 31 July 2003.

10.2 General

On the basis that the Buy-Back Consideration will contain no dividend or deemed dividend component (refer to *Position of Preference Shareholders - Class Ruling* below), and because the Buy-Back Consideration will be debited to VRL's share capital account, Preference Shareholders who hold their Preference Shares as capital assets will apply Australian capital gains tax (CGT) principles in establishing the Australian taxation consequences of selling their shares back to VRL. The following summary distinguishes between Preference Shareholders who are:

(a) individual Australian resident shareholders or Australian Complying Superannuation Funds;

(b) Australian resident companies; and

(c) Shareholders resident outside Australia.

10.3 Position of Preference Shareholders - Class Ruling

The Australian Taxation Office (**ATO**) has been approached in relation to some of the issues addressed in this summary, including whether the Buy-Back Consideration under the Scheme could be deemed to include any assessable dividend component.

Based upon the details of the transaction supplied to the ATO in relation to both the Original Scheme and this Scheme between 13 August 2003 and 21 November 2003, the ATO has confirmed that the Buy-Back Consideration will not include any assessable dividend component. This confirmation is contained in Class Ruling CR 2003/87 issued by the ATO on 8 October 2003 and an Addendum to this Class Ruling issued by the ATO on 3 December 2003. Whilst the Class Ruling is technically subject to pending legislation announced on 27 September 2002, regarding the composition of share capital accounts, VRL has no reason to believe that the pending legislation will have any impact on the tax status of the Buy-Back Consideration.

The Class Ruling and the Addendum may be accessed via the Internet site http://law.ato.gov.au or by contacting VRL Information Line on 1300 302 106 (toll free in Australia) or +612 9240 7460 (outside Australia).

The following paragraphs include a general summary of the Australian taxation consequences of selling Preference Shares in the Buy-Back. It applies only to VRL Preference Shareholders who hold their Preference Shares as capital assets. It does not apply to Preference Shareholders who hold their Preference Shares as trading stock in the course of carrying on a business of trading in shares or who hold their Preference Shares for the purpose of sale at a profit.

10.4 Individual Australian Resident Shareholders & Australian Complying Superannuation Funds

The Buy-Back will constitute a disposal of the Preference Shares by you for CGT purposes. If you are an Australian resident individual or a complying superannuation fund that disposes of Preference Shares, any capital gain is included in the calculation of your taxable income. If a capital loss is realised, it can be offset against capital gains you realise in the same income year or in later income years.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

If you sell your shares in the Buy-Back, you will be taken to have received the Buy-Back Consideration of $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to your acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share.

Discount Capital Gains or Indexation

If you have held your Preference Shares for at least 12 months at the Record Time, you will be eligible for the CGT discount on any capital gain you derive. The effect of the discount for an Australian resident individual shareholder is that you pay tax on only half of any capital gain you make (after deducting any capital losses). The effect of the discount for a complying superannuation fund is that you pay tax on only two-thirds of the capital gain you make (after deducting any capital losses).

Alternatively, if you acquired your Preference Shares prior to 11.45am (AEST) on 21 September 1999 and make a capital gain you could use the indexation method to determine your capital gain as an alternative to the CGT discount method. The cost base should be indexed only to 30 September 1999. Indexation cannot be used in the calculation of a capital loss. It will be available only if your unindexed cost base is less than $1.25 (i.e. the Buy-Back Consideration per Preference Share). The benefit of indexation is that it reduces the amount of your taxable capital gain.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for the income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the principal outstanding on the disposed Notes. If you receive more than the principal outstanding, the excess will be fully assessable as income, and no CGT discount will be available because the Note is considered to be a traditional security. If you receive less than the principal outstanding, the shortfall will be correspondingly deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into new Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.5 Australian Resident Companies

As described above, the Buy-Back constitutes a disposal by you of the Preference Shares for CGT purposes. This may give rise to a capital gain or capital loss.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

For the purposes of calculating whether a company has made a capital gain, it will be taken to have received $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to the acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share. This cost base is able to be indexed for inflation up to 30 September 1999, but not for the purpose of calculating a capital loss. No discount of the capital gain amount is available to an Australian resident company (or an entity taxed as if it were a company) that disposes of a Preference Share.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for that income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the disposed Notes. If you receive more than the Principal Outstanding, the excess will be fully assessable as income because the Note is considered to be a traditional security. If you receive less than the Principal Outstanding, the shortfall will correspondingly be deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into New Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.6 Preference Shareholders Resident Outside Australia

If you are ***not*** an Australian resident, although the Buy-Back will constitute a disposal of your Preference Shares by you, you will not make a capital gain or capital loss for Australian CGT purposes unless you, together with your Associates, have held at least 10% of the value of all of the issued shares of VRL at any time during the five years up to the Record Date.

Foreign Preference Shareholders

If you are a Foreign Preference Shareholder, it is proposed that your Unsecured Note entitlement will be issued to an Australian resident nominee and that the Nominee will promptly sell the Unsecured Notes on your behalf. As the Unsecured Notes are considered to be traditional securities, it is possible that the proceeds, to the extent, if any, that they exceed $1 per Note, will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall in the proceeds below $1 may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

Other Non-resident Preference Shareholders

If you are a non-resident of Australia but are not a Foreign Preference Shareholder, your entitlement to interest on the Unsecured Notes will be exempt from Australian withholding tax because the issue of the Unsecured Notes is considered to satisfy the public offer test set out in paragraph 128F(3)(b)(ii) of the *Income Tax Assessment Act 1936*.

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of them prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the Unsecured Notes. As the Unsecured Notes are considered to be traditional securities it is possible that any excess you receive over the Principal Outstanding will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall below the Principal Outstanding may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

10.7 Position of Ordinary Shareholders

As Ordinary Shareholders do not participate in the Scheme, there will be no tax implications for Ordinary Shareholders (unless Ordinary Shareholders also hold Preference Shares).

10.8 Goods & Services Tax

Under the GST Legislation, GST will not be payable on the transfer of the Preference Shares or the Unsecured Notes in the Buy-Back. The transfer of the Shares and Unsecured Notes will constitute a 'financial supply' which is an input-taxed supply for the purposes of the GST legislation.

10.9 Stamp Duty

Under Australian stamp duty legislation, no stamp duty will be payable on the transfer of Preference Shares in the Buy-Back as the Preference Shares are quoted on the ASX.

11. Details of Unsecured Notes

11.1 Rights and liabilities attached to Unsecured Notes

Introduction

The contractual rights and liabilities attached to Unsecured Notes and other matters described in this **section 11**, are set out in:

(a) the Unsecured Notes Trust Deed; and

(b) the conditions of issue of those Unsecured Notes contained in Schedule 1 to the Unsecured Notes Trust Deed (**Conditions**).

No Unsecured Notes may be issued and the Unsecured Notes Trust Deed is of no effect unless and until a copy of the Court Order is lodged with ASIC.

All amounts payable under the Unsecured Notes Trust Deed or the Conditions are payable in Australian dollars.

Basic terms

Under the Conditions, VRL may issue Unsecured Notes fully paid to the value of $1 each through the application of part of the consideration (that is $1 of the $1.25 cash full consideration) payable to Preference Shareholders under the Scheme for agreeing to have each of their Preference Shares bought back and cancelled.

The term of the Unsecured Notes is 3 years. The Unsecured Notes mature on the third anniversary of their Issue Date. VRL will redeem any outstanding Unsecured Notes on maturity at a price equal to the principal then outstanding on the Unsecured Note (that is, 34 cents).

The principal outstanding on each Unsecured Note will initially be $1, but will reduce by 33 cents on each of the first and second anniversaries of the Issue Date. These principal amounts will be paid to Unsecured Note holders within 14 days of each such anniversary.

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such overdue interest. Overdue interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal, including in relation to any Conversion Event (refer **section 11.3** of this Scheme Booklet).

VRL will apply to quote the Unsecured Notes on ASX as provided under the Scheme.

11.2 Subordination

Unsecured Notes rank in priority to all shares (including Preference Shares) if VRL is wound up. While they remain outstanding, interest payable on Unsecured Notes will be paid in priority to share dividends and capital and, if overdue more than 30 Business Days, will rank equally with all unsubordinated unsecured liabilities of VRL.

The rights of the Unsecured Note holders (other than in relation to interest overdue more than 30 Business Days (**Unsubordinated Note Debt**)) are, however, subordinated to VRL's other creditors, including the PRIDES. If VRL is wound up, the Unsecured Notes will rank behind all amounts owing to its secured, unsecured and other subordinated creditors other than those disputed by VRL in good faith (**Senior Debt**).

If at any time any part of the Senior Debt is overdue (other than unsecured trade creditors within their payment terms), Unsecured Note holders and the Trustee will not be entitled to:

(a) be paid any amounts other than Unsubordinated Note Debt owing in respect of an Unsecured Note;

(b) accelerate, demand or bring proceedings in relation to payment of those amounts;

(c) pass any resolution or give any direction relating to enforcement of the Unsecured Notes Trust Deed, including directing the Trustee to issue a notice concerning an Event of Default (refer **section 11.4** of this Scheme Booklet);

(d) take any action to appoint an external administrator or wind up VRL in relation to those amounts; or

(e) set off or combine accounts in relation to those amounts.

However, if VRL does pay any amounts owing other than Unsubordinated Note Debt to Noteholders, Noteholders will be regarded, despite paragraph (a) above, as entitled to keep such payments.

11.3 Contingent conversion right

An Unsecured Note holder may convert all (but not some) of its Unsecured Notes into Preference Shares by delivering a notice to VRL's Unsecured Note registry during the 15 Business Days after a 'conversion event' occurs. If it issues a conversion notice, the holder consents to a holding lock (or similar restriction on transfer) being placed on its Unsecured Notes from the date of the notice.

A 'conversion event' occurs if VRL does not pay:

(a) interest, within 30 Business Days of it being due; or

(b) any part of the principal outstanding when due for payment.

A Conversion Event, however, does not occur if VRL fails or refuses to pay an amount:

(a) as a result of force majeure;

(b) to comply with the law or a court order; or

(c) due to a failure or difficulty in the banking or computer system used by VRL which lasts more than 15 Business Days.

Under the Conditions, VRL can be deemed to have paid an amount despite, for example, a cheque being unclaimed or unpresented, electronic funds transfer being rejected, or an administrative error.

When do they convert?

Unsecured Notes the subject of a conversion notice will convert 20 Business Days after the relevant Conversion Event occurs. The Preference Shares will be issued within 3 Business Days after the conversion date but will be deemed to have been issued on the conversion date. VRL will make reasonable endeavours to have these shares quoted on ASX but this is not guaranteed and VRL may not apply for quotation, for example, if it reasonably believes that it cannot quote the resulting Preference Shares on ASX without breaching a representation to ASX or the law.

How many Preference Shares can an Unsecured Note be converted into?

The number of Preference Shares to be issued on conversion is equal to the sum of the products of each Unsecured Note the subject of the relevant conversion notice multiplied by its 'conversion ratio' (see below). Where the total number of Preference Shares to be issued, includes a fraction, that fraction will be disregarded.

By giving a conversion notice, an Unsecured Note holder directs VRL to take all accrued interest in relation to the Unsecured Notes (including any interest which is due and payable but unpaid (**Overdue Interest Amount**)) being converted on the conversion date into account in determining the conversion ratio. Before it is taken into account in determining the conversion ratio, the Overdue Interest Amount will be adjusted so that any overdue interest will be taken into account at the Default Rate.

Consequently, VRL is deemed to have paid the Overdue Interest Amount on the conversion date and its obligation to pay any interest or principal amounts in relation to the Unsecured Note ceases.

What is the conversion ratio?

The conversion ratio for an Unsecured Note at any given time is the sum of the principal outstanding and all accrued interest (including any Overdue Interest Amount) in relation to the Note divided by $1.

11.4 Summary of Unsecured Notes Trust Deed

The Unsecured Notes Trust Deed establishes an Unsecured Notes scheme in accordance with Chapter 2L of the Act in relation to the Unsecured Notes. Such a scheme is required under that Act because the Unsecured Notes are being issued under the Scheme.

VRL must comply with various statutory obligations and other duties, including quarterly reporting obligations to the Trustee and that it must:

(a) carry on and conduct its business in a proper and efficient manner;

(b) provide a copy of the deed to an Unsecured Note holder or the Trustee, if they ask for a copy;

(c) make all of its financial and other records available for inspection by:

(i) the Trustee, its attorneys, agents and authorised delegates; or

(ii) an officer or employee of the Trustee authorised by the Trustee to carry out the inspection; or

(iii) a registered VRL auditor appointed by the Trustee to carry out the inspection,

(iv) and give them any information, explanations or other assistance that they require about matters relating to those records;

(d) if it creates a charge:

(i) provide the Trustee with written details of the charge within 21 days after it is created; and

(ii) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in the current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days after it is made; and

(e) comply with the deed, including the Conditions and provisions relating to Unsecured Note holder meetings.

Events of default

If:

(a) an event of default occurs;

(b) the Unsecured Note holders resolve and direct the Trustee to issue a default notice; and

(c) when the default notice issued, the event of default subsists without being remedied,

the Trustee must declare the moneys owing in relation to the Unsecured Notes immediately due and payable.

An event of default occurs if:

(a) VRL stops payment to creditors generally or enters into an arrangement, assignment or composition with substantially all of its creditors without the consent of the Trustee;

(b) an administrator (as defined in section 9 of the Act) is appointed to VRL or any person on its behalf requests the appointment of an administrator to VRL;

(c) an order is made for the winding up of VRL;

(d) an effective resolution is passed for the winding up of VRL, except for the purpose of amalgamation or reconstruction;

(e) a court or a relevant authority holds or VRL asserts in writing or claims in any proceeding that the Unsecured Notes Trust Deed is void, voidable or unenforceable;

(f) the composition of the Board ceases for any reason to be controlled by at least one of Village Roadshow Corporation Limited ABN 89 004 318 610 (**VRC**) or a person who at the date of the Unsecured Notes Trust Deed controlled the composition of VRC's board without the approval of Unsecured Note holders by way of special resolution;

(g) other than as provided in the Scheme or this Scheme Booklet, VRL varies, cancels or modifies rights attached to Preference Shares other than as provided under the Scheme or this Scheme Booklet without the approval of Unsecured Note holders by way of a special resolution;

(h) VRL undertakes an amalgamation or reconstruction under section 413 of the Act which has a material adverse effect on the rights of Unsecured Note holders under the terms of the Unsecured Notes Trust Deed and the Conditions to be paid any moneys or convert any Unsecured Notes without the approval of Unsecured Note holders by way of a special resolution; and/or

(i) VRL pays a dividend, makes a return of capital (whether by capital reduction, buy-back or otherwise) or makes any other distribution to the holders of shares and at that time any interest or principal repayment amount on the Unsecured Notes is overdue.

Subject to the Unsecured Notes Trust Deed, the Trustee may revoke a default notice, if the event of default is remedied or waived, or institute proceedings to enforce payment of the Unsecured Notes and recover any other moneys owing in relation to the Unsecured Notes.

11.5 Rights and obligations of trustee

The Trustee is appointed as the trustee for the Unsecured Note holders under the Unsecured Notes Trust Deed. It agrees to hold in trust for the benefit of Unsecured Note holders:

(a) the right to enforce VRL's duty to pay the moneys owing on the Unsecured Notes when due and to repay the principal outstanding on each Unsecured Note in accordance with the Unsecured Notes Trust Deed and the Conditions;

(b) any charge or security for repayment (if applicable). The Unsecured Notes are not secured by any such charge or security; and

(c) the right to enforce any other duties VRL has under the Unsecured Notes, the Unsecured Notes Trust Deed, the Conditions or Chapter 2L of the Act,

and to act in the interests and for the benefit of Unsecured Note holders on the terms of the Unsecured Notes Trust Deed and the Conditions.

The Trustee has entered into the deed only in its capacity as trustee of the trust established by the Unsecured Notes Trust Deed and in no other capacity.

Rights

Subject to the Unsecured Notes Trust Deed, the Trustee has all the powers in relation to the Unsecured Note trust scheme as a natural person or corporation and may exercise any such powers in its absolute discretion.

The Trustee is not required to do or refrain from doing anything under the Unsecured Notes Trust Deed unless and until it has been directed to do so by a resolution of Unsecured Note holders. The Trustee will not be liable for any action or failure to act where the Trustee has acted in good faith in accordance with such a resolution.

Subject to the Act, the Trustee may, in its absolute discretion, in relation to any breach or default under the Deed:

(a) where directed to do so by a resolution of Unsecured Note holders, waive or excuse any breach or default except non-payment of the principal outstanding of any Unsecured Note;

(b) not inform Unsecured Note holders of any breach or default;

(c) even if it knows of any breach or default, refuse to take any action or proceeding against VRL to enforce any obligation to be performed (including, without limitation, an obligation to pay moneys owing under the Unsecured Notes Trust Deed) unless it is satisfactorily indemnified against all liabilities, proceedings, claims and demands to which the Trustee may become liable and all costs, charges and expenses (including its rights to remuneration under the Unsecured Notes Trust Deed) which it may incur as a result; and

(d) must not take any action in relation to any breach or default by VRL unless it actually knows of the breach or default, is advised of the breach or default and is directed to act by resolution of Unsecured Note holders. Until then, the Trustee can assume that no such breach or default has occurred.

The Trustee may authorise and delegate any person to do anything that the Trustee may lawfully delegate, including any trusts, powers or discretions vested in the Trustee.

Subject to the Act and always acting in good faith to Unsecured Note holders, the Trustee may also engage in certain activities that may otherwise give rise to a conflict of interest, such as holding Unsecured Notes or securities in VRL.

Obligations

To the extent permitted by law, all liabilities and responsibilities imposed on the Trustee by law are expressly waived except to the extent expressly provided in the Unsecured Notes Trust Deed. The Trustee will only be exempted from liability for failing to show the degree of care and diligence required by the Act to the extent approved by Unsecured Note holders in meeting.

Subject to the Unsecured Notes Trust Deed and its legal duties as trustee, the Trustee must not interfere with the conduct of VRL's ordinary business unless:

(a) the moneys owing in respect of the Unsecured Notes have become due and payable as a result of a breach or default under the deed; and

(b) the Trustee must enforce under the Unsecured Notes Trust Deed or has been directed to do so by Unsecured Note holders.

The Trustee must comply with its duties under Chapter 2L of the Act.

11.6 Fees and expenses of trustee

VRL must pay the Trustee:

(a) an annual fee of $45,000 per year for each year or part thereof during which any Unsecured Notes remain on issue (to be paid half yearly in advance);

(b) a fee charged at an hourly rate of $300.00 per hour for all work done by the Trustee in connection with or arising from an event of default or issue of a default notice; and

(c) any additional or other remuneration as agreed between VRL and the Trustee.

The fees will increase annually with CPI (Weighted Average of the Eight Capital Cities All Groups).

The Trustee may also seek to be reimbursed or have amounts advanced to it for all costs and expenses in connection with:

(i) the preparation, execution, registration, stamping and administration of the Unsecured Notes Trust Deed or review of the Scheme Booklet;

(ii) any breach by VRL of any terms of the Unsecured Notes Trust Deed or the Act;

(iii) preparations for the convening and holding of any meeting of Unsecured Note holders and the carrying out of any direction or resolution of Unsecured Note holders;

(iv) any amendment or proposed amendment to the Unsecured Notes Trust Deed or any question relating to the construction of the deed, including the Conditions; and

(v) any costs reasonably incurred by the Trustee in carrying out its duties and obligations under the Unsecured Notes Trust Deed or the law.

The above fee and costs and expenses must be paid in priority to any Unsecured Note holder's claim and are payable until the debenture trust scheme is wound up.

VRL's liability for legal fees in relation to preparation, execution, registration and stamping of the Unsecured Notes Trust Deed and review of the Scheme Booklet is capped at $10,000.

11.7 Trustee indemnity

In addition to any indemnity available to the Trustee at law, if required, VRL must indemnify the Trustee for all fees, costs, losses, liabilities, and expenses (**Costs**) incurred by the Trustee in carrying on the trust or exercising any of its powers under the Unsecured Notes Trust Deed. However, this indemnity is limited. It does not cover Costs arising from the Trustee's wilful default, negligence, fraud or breach of trust or any taxes (excluding any GST) imposed on the Trustee's remuneration as trustee.

Unless it acts in wilful default, negligently, fraudulently or in breach of trust, the Trustee will not be liable to anyone for loss caused by:

(a) the Trustee's acts or omissions in reliance on various matters, including the Unsecured Note Register and information or documents supplied by VRL or its agent unless the Trustee had contrary knowledge;

(b) any act, omission, neglect or default of any other person under or in connection with the Unsecured Notes Trust Deed or a Unsecured Note;

(c) any act or omission required by law or a court;

(d) any act or omission in accordance with a duly passed Unsecured Note holders' resolution;

(e) any act or omission of an operator of any securities title, transfer or holding system;

(f) the Trustee validly exercising any power under the Unsecured Notes Trust Deed;

(g) any payment having been made to any fiscal authority; or

(h) the Trustee waiving or excusing any breach by VRL of its obligations under the Unsecured Notes Trust Deed.

The Trustee's indemnity and limitation on its liability are subject to the Act. Section 283DB of the Act voids any part of the Unsecured Notes Trust Deed exempting the Trustee from, or indemnifying the Trustee against, liability for breach of section 283DA of the Act for failing to show the required degree of care and diligence, unless the relevant term or provision:

(a) releases the Trustee from liability for an act or omission before the release is given; or

(b) enables a meeting of Unsecured Note holders to approve the release before it is given.

Neither paragraph (a) or (b) apply to the indemnity or limitation of liability provisions of the Unsecured Notes Trust Deed, so section 283DB of the Act effectively acts as a further limit on the Trustee's indemnity and liability limitation.

The Trustee may satisfy its indemnity out of any moneys it has arising from the Unsecured Notes Trust Deed and is not obliged to carry out any act under the deed until it is indemnified to its reasonable satisfaction.

11.8 Trustee disclaimer

The Trustee's role in relation to this Scheme Booklet has been limited to reviewing those sections of the Scheme Booklet which name the Trustee or (and for the purpose of ensuring that there is no inconsistency with relevant terms of the Unsecured Notes Trust Deed), those sections which relate to the Unsecured Notes Trust Deed and the conditions on which the Unsecured Notes will be issued. The Trustee has not reviewed any other sections of the Scheme Booklet, has not otherwise been involved in the preparation of the Scheme Booklet and takes no responsibility for any part of the Scheme Booklet.

11.9 Payments

Any amount which is payable to a Noteholder in accordance with the Conditions will, unless VRL and the Noteholder otherwise agree in writing, be paid by direct credit to a nominated account at an **Australian** financial institution or by Australian dollar cheque drawn in favour of the Noteholder or in such other manner as VRL determines.

12. Terms of issue of Preference Shares into which Unsecured Notes may convert

New Preference Shares issued on conversion of Unsecured Notes will be issued on substantially the same terms as the Preference Shares bought back under the Buy-Back.

The following summary is a description of the rights attaching to the present Preference Shares. The only differences in the rights attaching to any new Preference Shares issued on conversion of Unsecured Notes will be as a result of the Constitution Modifications.

Preference Shares are shares that entitle the holders to a non-cumulative dividend in priority to all other classes of VRL shares.

The dividend is determined annually by the Directors. If a dividend is declared, it must be the greater of 10.175 cents per share or 3 cents above all the dividends per share payable on Ordinary Shares in respect of the corresponding fiscal year.

A comparison of the main features of the Preference Shares and Ordinary Shares, is set out below.

	Ordinary Shares	Preference Shares
Receipt of Notices	YES	YES
Attend and participate in shareholder meetings	YES	YES, subject to voting restrictions
Voting	One vote for every share held	One vote per Preference Share in one or more of the following circumstances: • during a period during which a dividend (or part of a dividend) in respect of a Preference Share has been declared and is in arrears; • on a proposal to reduce VRL's share capital; • on a resolution to approve the terms of a buy-back agreement; • on a proposal that affects rights attaching to the Preference Shares; • on a proposal to wind-up VRL; • during the winding up of the *Company; and* • on a proposal for the disposal of the whole of VRL's property, business and undertaking.
Dividends	As proposed by Directors	If a dividend is recommended by directors and declared, it will be a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference Share dividends have priority to ordinary dividends. **Dividend rights are non-cumulative.**
Redemption	Not applicable	Not applicable

	Ordinary Shares	Preference Shares
Conversion to Ordinary Shares	Not applicable	In the event of an unconditional takeover for VRL, Directors issue a statement which recommends acceptance and/or that VRC intends to accept the offer, Preference Shares convert to Ordinary Shares at a ratio of one for one.
Winding up	After holders of Preference Shares first paid \$0.50, next \$0.50 to Ordinary Shares, then equally with Preference Shares	In priority to Ordinary Shareholders to \$0.50, then Ordinary Shares paid \$0.50, then surplus shared pro rata between the two classes.

No dividend is payable on Ordinary or Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part.

The rights attaching to the Preference Shares are also set out in the Constitution, a copy of which can be downloaded from VRL's website at www.villageroadshow.com.au or which is available on request from the VRL Information Line.

VRL will make endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX.

Even if the application is made, no guarantee can be given that:

(a) the application for quotation will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth \$500 or more); or

(b) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

If the issue of Preference Shares on conversion of Unsecured Notes were to attract the operation of section 707(3) of the Act, a sale of the Preference Shares within 12 months of their issue would require disclosure under Part 6D.2 of the Act (for example, under a prospectus) unless an exemption under section 708 of the Act applied.

VRL believes that:

- because VRL will issue Preference Shares on conversion of Unsecured Notes at the request of holders of the Preference Shares and not for the purpose of Noteholders selling or transferring the Preference Shares; and
- the operation of Categories 7 and 9 in Schedule C to ASIC Class Order 02/1180 (assuming that Class Order continues to apply),

will mean that a sale of Preference Shares issued following conversion of Unsecured Notes should not attract the operation of section 707(3) of the Act.

VRL's belief about these matters is not a statement of legal or investment advice. VRL is not qualified or permitted to give such advice.

Investors who are concerned about this issue must make their own enquiries and seek their own advice in relation to this issue.

13. Additional information

13.1 Treatment of Foreign Preference Shareholders' Unsecured Notes

The distribution of this Scheme Booklet in jurisdictions outside Australia might be restricted by law. Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

Any Unsecured Note which would otherwise be issued to a Foreign Preference Shareholder under the Scheme will be issued to the Nominee, being the nominee appointed by the Board. The terms of appointment of the Nominee in respect of the Foreign Preference Shareholders are set out in the Nominee Deed Poll.

The Nominee will as soon as practical sell the Unsecured Notes issued to it and distribute to the Foreign Preference Shareholders their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

Foreign Preference Shareholders will be taken to have authorised VRL and the Nominee and appointed VRL and their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

13.2 Consents and disclaimers

The following parties have given and have not as at the date this Scheme Booklet, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named:

(a) Citigroup Global Markets Australia Pty Ltd ACN 003 114 832 as financial adviser to VRL;

(b) Minter Ellison as legal adviser to VRL;

(c) Permanent Trustee Company Limited ACN 000 000 993 as Trustee;

(d) Grant Samuel as the Independent Expert;

(e) Computershare Investor Services Pty Ltd ACN 078 279 277 as the VRL Registrar;

(f) Shaddick & Spence as tax adviser to VRL; and

(g) Ernst & Young as auditors to VRL.

In addition:

(a) Grant Samuel consents to the inclusion of the Independent Expert's Report set out in **Appendix A** to this Scheme Booklet and statements based on the Independent Expert's Report contained in this Scheme Booklet in the form and context in which they appear; and

(b) Ernst & Young consents to references to the Audited Financial Statements contained in this Scheme Booklet in the form and context in which they appear.

Each of the above persons:

(a) does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than, in the case of Grant Samuel and Ernst & Young, a statement or report included in this Scheme Booklet with their consent; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet, other than a reference to its name and, in the case of Grant Samuel and Ernst & Young, any statement or report which has been included in this Scheme Booklet with their consent. Other than referred to above, Ernst & Young was not involved in the preparation of any part of the Scheme Booklet and has not authorised or caused the issue of any part of this Scheme Booklet.

Grant Samuel was paid a fee plus out of pocket expenses in relation to its preparation of the independent expert's report provided with the scheme booklet in relation to the Original Scheme. The payment of this fee was in no way contingent on the conclusion reached by Grant Samuel in the independent expert's report in relation to the Original Scheme and the fee was payable even though the Original Scheme was not implemented. Grant Samuel will be paid an additional fee plus out of pocket expenses for the preparation of the Independent Expert's Report. The payment of this fee is in no way contingent on the conclusion reached by Grant Samuel in the Independent Expert's Report and the fee is payable whether or not the Scheme is implemented.

13.3 Interests of directors

(a) Ordinary Shares, Preference shares and PRIDES held by Directors

The following tables sets out the number of Ordinary Shares, Preference Shares and PRIDES held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet.

Director	Number of Ordinary Shares	Number of Preference Shares	Number of PRIDES
Robert Kirby	118,364,984	Nil	Nil
John Kirby	118,363,984	Nil	Nil
Graham Burke	118,426,384	Nil	Nil
Peter Foo	Nil	45,000	Nil
Peter Harvie	257,400	242,900	Nil
William Conn	191,563	1,153,019	Nil
Peter Jonson	10,000	33,236	Nil
Barry Reardon	10,000	8,552	Nil

To ensure that Robert Kirby, John Kirby and Graham Burke and their Associates are able to vote in favour of the Buy-Back at the General Meeting, they:

- have recently sold any Preference Shares held by or on their behalf, or in which they have a relevant interest; and
- indicated their intention that they will not have a relevant interest in, or be an Associate of any person who has a relevant interest in, Preference Shares on the date of the General Meeting, Class Meeting and Scheme Meeting.

(b) Options held by Directors

The following table sets out the number and exercise price of Options held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet:

Director	Number	Exercise price
Robert Kirby	Nil	n/a
John Kirby	Nil	n/a
Graham Burke	2,000,000	$3.00
	2,000,000	$4.00
	2,000,000	$5.00
Peter Foo	Nil	n/a
Peter Harvie	Nil	n/a
William Conn	Nil	n/a
Peter Jonson	Nil	n/a
Barry Reardon	Nil	n/a

(c) Agreements or arrangements with Directors

There is no agreement or arrangement made between any Director and any other person, in connection with or conditional upon the outcome of the Scheme.

(d) Retirement benefits

There is no payment or other benefit that is proposed to:

(i) be made or given to any Director, secretary or executive officer of VRL as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in VRL or in a related body corporate; or

(ii) be made or given to any director, secretary or executive office of any related body corporate as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in that body corporate or in VRL.

(e) Other interests of Directors

Except as set out in this Scheme Booklet, no Director has any other interest whether as a Director, member or creditor of VRL or otherwise, material to the Scheme.

13.4 Information lodged with ASIC and disclosed to ASX

VRL is a 'disclosing entity' for the purposes of the Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

13.5 Provision of documents

VRL will until the date of the General Meeting, Class Meeting and Scheme Meeting provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

(a) the Unsecured Notes Trust Deed;

(b) the Constitution;

(c) the annual report for VRL for the year ended 30 June 2003; and

(d) any continuous disclosure notice given to ASX by VRL after lodgment with ASIC of the annual report referred to above and before the Scheme Meeting.

Copies of each of the above documents are or will be (as the case may be) available on VRL's website, www.villageroadshow.com.au.

13.6 Supplementary Information

VRL will issue a supplementary document to the Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration with ASIC and the Scheme Lodgment Date:

(a) a material statement in the Scheme Booklet is false or misleading;

(b) a material omission from the Scheme Booklet;

(c) a significant change affecting a matter in the Scheme Booklet; or

(d) a significant new matter has arisen and it would have been required to be included in a Scheme Booklet if known about at the date of lodgment with ASIC.

Depending on the nature and the timing of the changed circumstances and subject to obtaining any relevant approvals, VRL may circulate and publish any supplementary document by:

(a) placing an advertisement in a prominent place in a newspaper which is circulated generally throughout Australia;

(b) posting the supplementary document on VRL's website; or

(c) making an announcement to ASX.

13.7 Original Scheme

On Tuesday 18 November 2003, the Supreme Court of Victoria dismissed VRL's application for approval of the Original Scheme principally on grounds that the scheme booklet for the Original Scheme incorrectly described the voting entitlement of:

(a) Ordinary Shareholders who also held Preference Shares or were Associates of Preference Shareholders to vote against a special resolution to approve the terms of a buy-back agreement in relation to the Original Scheme in respect of both their Ordinary Shares and their Preference Shares; and

(b) Preference Shareholders and Associates of Preference Shareholders to vote against the special resolution.

VRL has lodged an appeal with the Court of Appeal against the Supreme Court's ruling. The appeal is pending.

The Supreme Court also held that on the whole of the material before the Court, the interests of the Preference Shareholders who held Ordinary Shares were not dissimilar, or not sufficiently dissimilar, to the interests of Preference Shareholders who held no Ordinary Shares, to require separate class meetings.

Solicitors for Boswell Filmgesellschaft mbH (**Boswell**), the objecting shareholder in relation to the Original Scheme, have signified that Boswell intends to oppose the appeal and to contend in the appeal that the Court had no jurisdiction to approve the Original Scheme by reason of the fact that separate class meetings were not held and further that the Court should exercise its discretion not to approve the Original Scheme. VRL considers the foreshadowed contention to be without merit and has decided not to separate, for the purposes of this Scheme and the Proposed Scheme Meeting, Preference Shareholders who do not hold Ordinary Shares and Preference Shareholders who do hold Ordinary Shares.

If the appeal succeeds, and the Original Scheme takes effect before the meetings for this Scheme or the Court approval of this Scheme is obtained, the Company would not proceed with this Scheme.

If this Scheme is implemented, VRL would not seek to have the appeal court give effect to the Original Scheme.

13.8 Date

This Scheme Booklet is dated **12** December 2003.

14. Glossary

In this Scheme Booklet, unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth).

AEST means the legal time in Melbourne, Victoria.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in the Act.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means the Board of Directors of VRL for the time being.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to the Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement pursuant to the Scheme between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration has the meaning given in **section 7.2** of this Scheme Booklet.

Buy-Back Offer means, in respect of a Preference Shareholder, an offer by VRL pursuant to the Scheme to the Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Class Meeting means the meeting of Preference Shareholders to be held on 21 January 2004 to approve the Rights Effect pursuant to the Constitution and section 246B(1) of the Act and includes any one or more resumptions of that meeting after any adjournments of that meeting. The notice of the meeting is set out in **Appendix E** to this Scheme Booklet.

Class Ruling means the Class Ruling (CR 2003/87) by the Commissioner of Taxation on 8 October 2003 pursuant to section 14ZAAF of the Taxation Administration Act 1953 (Cth) obtained by VRL in respect of the year of income ending on 30 June 2004 relating to Preference Shareholders and includes the Addendum to this Class Ruling issued by the Australian Taxation Office on 3 December 2003.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of VRL.

Constitution Modifications means the proposed modifications to VRL's Constitution to be considered and voted on at the General Meeting described in **section 7.8** of this Scheme Booklet.

Conversion Event means an event which entitles an Unsecured Note holder to convert their Unsecured Notes which is described in **section 11.3** of this Scheme Booklet.

Court *means the Supreme Court of Victoria.*

Court Approval Date means the date when the Court approves the Scheme pursuant to section 411(4)(b) of the Act.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Default Rate means the default interest rate described in the table under **section 7.5** of this Scheme Booklet.

Directors means the directors of VRL for the time being.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of **Appendix H** to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder. As at the date of this Scheme Booklet, the Directors have determined that a Shareholder with an address on the Company's register of members other than Australia or any of New Zealand, United Kingdom, Belgium, Czech Republic, Denmark, France, Greece, Hong Kong, Indonesia or United Arab Emirates will be deemed to be a "Foreign Preference Shareholder" for the purposes of the Scheme.

General Meeting means the meeting of Shareholders to be held on 21 January 2004 to approve the Buy-Back in accordance with section 257D(1) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act and includes any one or more resumptions of that meeting after any adjournments of that meeting. The notice of the meeting is set out in **Appendix D** to this Scheme Booklet.

Grant Samuel means Grant Samuel & Associates Pty Ltd ACN 050 036 372.

Group means collectively VRL and its controlled entities.

Independent Expert means Grant Samuel.

Independent Expert's Report means the report of Grant Samuel contained in **Appendix A** to this Scheme Booklet.

Issue Date means the date it is expected the Unsecured Notes will be issued, being the date set out in the table under **section 7.5** of this Scheme Booklet.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of **Appendix G** to this Scheme Booklet.

Noteholder means a holder of Unsecured Notes.

Options means options to subscribe for Ordinary Shares.

Ordinary Share means an ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Original Scheme means the proposed scheme of arrangement between VRL and Preference Shareholders the application for the approval of which was dismissed by the Court on 18 November 2003.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a holder of Preference Shares.

PRIDES has the meaning given in **section 8.13** of this Scheme Booklet.

Record Date means the 30th Business Day after the Scheme Lodgment Date or such earlier date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Rights Effect means any variation, abrogation or cancellation of rights attaching to Preference Shares arising from the Buy-Back, the Buy-Back Agreements, the resolution to approve the Buy-Back Agreements (resolution 2.1 in the General Meeting) or the Scheme.

Rights Objection Period has the meaning given in **section 7.4(b)(ii)** of this Scheme Booklet.

Scheme means the proposed scheme of arrangement between VRL and Preference Shareholders, the full terms of which are included as **Appendix B** to and described in **section 7** of this Scheme Booklet.

Scheme Booklet means this booklet which constitutes, among other things, the:

(a) the explanatory statement required in respect of the Scheme under section 412(1) of the Act; and

(b) the explanatory statement required in respect of the Buy-Back under section 257D(2) of the Act.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs.

Scheme Meeting means the meeting of Preference Shareholders to be held on 21 January 2004 to approve the Scheme in accordance with section 411(4)(a)(ii) of the Act and includes any one or more resumptions of

that meeting after any adjournments of that meeting. The Court has ordered the meeting to be convened pursuant to section 411(1) of the Act. The notice of the meeting is set out in **Appendix F** to this Scheme Booklet.

Shareholder means an Ordinary Shareholder or a Preference Shareholder.

Shareholder Approvals means each of the following:

(a) approval of the terms of the Buy-Back Agreements in accordance with section 257D(1)(a) of the Act;

(b) approval of the Constitution Modifications in accordance with section 136(2) of the Act; and

(c) approval of the Scheme by:

  (i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

  (ii) 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act.

Shareholder Discount Plan means VRL's Shareholder Discount Plan from time to time as disclosed on VRL's website: www.villageroadshow.com.au.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Trading Day has the meaning given in the Listing Rules.

Trustee means Permanent Trustee Company Limited ACN 000 000 993.

Unsecured Note means a subordinated unsecured redeemable note on the terms summarised in **section 11** of this Scheme Booklet.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Deed dated 26 September 2003 between VRL and the Trustee as amended by Supplemental Deed dated 10 December 2003 between VRL and the Trustee.

Voting Entitlement Time means 7pm Melbourne time on 19 January 2004. An adjournment of the General Meeting, the Class Meeting or the Scheme Meeting will not affect the Voting Entitlement Time.

VRC means Village Roadshow Corporation Limited ACN 004 318 610, the immediate parent of VRL.

VRL or **Company** means Village Roadshow Limited ACN 010 672 054.

VRL Information Line is 1300 302 106 (toll free within Australia) and +61 2 9240 7460 (outside of Australia).

VRL Register means the register of shareholders of VRL kept pursuant to the Act.

15. Corporate directory

DIRECTORS

Robert G. Kirby
Chairman, Executive Director

John R. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director

Peter E. Foo
Finance Director

Peter M. Harvie
Chairman, Austereo, Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

COMPANY SECRETARIES

Philip S Leggo

Shaun L Driscoll

REGISTERED OFFICE

Pacific Motorway
Oxenford Queensland 4210

SHARE REGISTRY

Computershare Investor Services Pty Ltd
ACN 078 279 277
Level 12
565 Bourke Street
Melbourne Victoria 3000

AUDITORS

Ernst & Young
Level 33
120 Collins Street
Melbourne Victoria 3000

LEGAL ADVISER

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

TAXATION ADVISER

Shaddick & Spence
Level 32
101 Collins Street
Melbourne Victoria 3000

FINANCIAL ADVISERS

Citigroup Global Markets Australia Pty Ltd
ACN 003 114 832
2 Park Street
Sydney New South Wales 2000

TRUSTEE

Permanent Trustee Company Limited
ACN 000 000 993
Level 3
151 Rathdowne Street
Carlton South Victoria 3053

Appendix A

Independent Expert's Report

Appendix to Scheme Booklet

VILLAGE ROADSHOW LIMITED

Independent Expert's Report

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

December 2003

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9654 7300 / F: +61 3 9654 7336
www.grantsamuel.com.au

12 December 2003

The Directors
Village Roadshow Limited
206 Bourke Street
Melbourne VIC 3000

Dear Sirs

1. Introduction

Village Roadshow Limited ("VRL") is a listed Australian media and entertainment company, with operations in 21 countries. It has a controlling 59.8% interest in Austereo Group Limited ("Austereo"), which owns Australia's largest commercial radio network. VRL also has interests in film production, distribution and exhibition, and is a 50/50 joint venture partner with Warner Bros. in Australia's largest theme park business, located on the Gold Coast.

VRL has 234.9 million ordinary shares and 250.2 million A Class Preference Shares ("Preference Shares") on issue. The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no right to a dividend. VRL has announced that it will not pay preference dividends in respect of the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;
- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer and/or the directors associated with Village Roadshow Corporation Limited ("VRC") (which has an interest in 50.51% of the shares in VRL) indicate that VRC intends to accept the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market and/or the directors associated with VRC indicate that VRC will sell its own shares on-market.

On 28 July 2003, VRL announced that it intended to propose a scheme of arrangement with its holders of Preference Shares that, if approved, would have resulted in the buy-back and cancellation of all the Preference Shares on issue (the "Original Proposal"). Meetings of ordinary and preference shareholders

GRANT SAMUEL & ASSOCIATES PTY LTD ABN 28 050 036 372

were held on 3 November 2003 to consider the Original Proposal. Following the meetings, the Supreme Court of Victoria held that irregularities relating to the voting on the buy-back were such that the Original Proposal should not proceed.

On 20 November 2003 VRL announced that it would resubmit for shareholders' approval a proposal for the buy-back and cancellation of all the Preference Shares ("Proposal"). The commercial terms of the Proposal are identical to the terms of the Original Proposal.

The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with a face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The notes will be repayable in three annual instalments, with payments of 33 cents on each of the first and second anniversaries of the issue of the notes, and a final payment of 34 cents on the third anniversary. Interest of 10% per annum will be payable semi annually in arrears on the face value of the notes outstanding. The notes (except for overdue interest) will be subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL. In the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having the same rights as the existing Preference Shares).

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Preference Shares will be cancelled by way of a selective buy-back. This requires the approval by a special resolution of the ordinary and preference shareholders of VRL. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting. Holders of Preference Shares and holders of ordinary shares who are associates of holders of Preference Shares may vote against the resolution but may not vote in its favour.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the Listing Rules of the Australian Stock Exchange ("ASX"), the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of the holders of the Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to holders of Preference Shares in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares. It should not be relied upon by any other party for any other purpose.

2. Summary of Opinion

Grant Samuel has attributed a value of $1.21-1.24 to the Offer. This is attractive by comparison with the trading price of Preference Shares prior to the announcement of the Original Proposal, representing a premium of more than 50% to the weighted average price of Preference Shares over the twelve months prior to this announcement. The value attributed to the Offer is at a deep discount to Grant Samuel's estimate of VRL's underlying value in the range $2.14-2.73 per share. However, underlying value is of only limited relevance: holders of Preference Shares can only access underlying value if there is a takeover offer for VRL.

The fundamental question for holders of Preference Shares is whether to accept the Proposal, on the basis of the relatively certain value that it will deliver in the short term, or to reject the Proposal in the hope of realising greater value in the future. VRL's radio and entertainment businesses are now generally mature, with modest growth prospects, while VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. The size of the premium represented by the Offer,

and the trading in Preference Shares since the announcement of the Original Proposal, suggest that the Preference Shares would trade at well below $1.21-1.24 in the absence of the Proposal. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel considers that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

3. Key Conclusions

- **Grant Samuel has attributed a value of $1.21-1.24 to the Offer.**

  Grant Samuel has valued the notes to be issued under the Proposal in the range $0.96-0.99 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10.5-12.5%. These discount rates have been adopted to reflect the credit risk of VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and subordinated debt rating of B2), current bond yields and the yields on listed sub-investment grade debt securities in the US market.

  The Offer is, effectively, $0.25 cash plus one unsecured note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.21-1.24 to the Offer.

- **The Offer is a substantial premium to recent trading prices for Preference Shares.**

  The value attributed to the Offer represents a significant premium to the trading price of Preference Shares before the announcement of the Original Proposal. The premium to the weighted average trading price of Preference Shares, calculated for various periods prior to the announcement of the Original Proposal on 28 July 2003, is set out in the following table:

Premium Implied By the Offer		
	Weighted Average Price ($)	Premium
Day before Original Proposal announced	0.829	46.0% - 49.6%
Week before Original Proposal announced	0.827	46.3% - 49.9%
Month before Original Proposal announced	0.796	52.1% - 55.8%
Three months before Original Proposal announced	0.830	45.7% - 49.3%
Six months before Original Proposal announced	0.776	56.0% - 59.9%
Twelve months before Original Proposal announced	0.804	50.4% - 54.1%

- **Grant Samuel has valued the equity in VRL in the range $1,040-1,324 million.**

  The equity in VRL has been valued in the range $1,040-1,324 million. The valuation is summarised below:

Village Roadshow – Valuation Summary (A$ millions)		
	Low	High
Operating businesses		
Austereo (59.7%)	435	475
Exhibition	370	425
Production	280	330
Theme Parks	130	170
Distribution	75	95
Corporate overheads/other	(225)	(200)
Enterprise value	**1,065**	**1,295**
Other liabilities	(100)	(50)
Net cash at 31 October 2003	75	79
Value of net assets	**1,040**	**1,324**

The valuation represents the full underlying value of VRL, and exceeds the expected share market value of VRL in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of its operating businesses and its 59.8% shareholding in Austereo, adjusting for corporate overheads and non-trading liabilities and adding net cash. Limited recourse borrowings relating to each of the businesses, including the borrowings related to VRL's production business, have been included in the valuation of each business. Net cash is based on Village Roadshow's unaudited balance sheet as at 31 October 2003. The principal approach to valuing Village Roadshow's major businesses was capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check.

- **The Offer represents a deep discount to estimated underlying value.**

  Assessments of underlying value represent an estimate of the value that could be realised on a change of control. In the event of a takeover of VRL, it is likely that holders of Preference Shares would receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary shares and Preference Shares. On this basis, the estimated underlying value per share (for both ordinary shares and Preference Shares) is as follows:

Village Roadshow – Underlying Value per Ordinary and Preference Share	Low	High
Value of net assets	**1,040**	**1,324**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share ($)	**2.14**	**2.73**

  The value attributed to the Offer of $1.21-1.24 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of $2.14-2.73 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holders of ordinary shares.

- **Assessments based on underlying value are of only limited relevance.**

  Comparisons between the value of the Offer and the estimated underlying value of the Preference Shares are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding in VRL held by Village Roadshow Corporation Limited ("VRC"), a company associated with the Kirby family and Mr Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospect of a competing offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

- **The Proposal will deliver a disproportionate share of market value to holders of Preference Shares.**

  The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation represented by the Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares than this range of 35-43%. On the basis of the ordinary share price at 27 July 2003 (immediately before the offer was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value.

- **In the absence of the Proposal it is likely that the Preference Shares would trade at prices well below the value of the Offer.**

  Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.21-1.24, at least in the short term. Following the announcement of the Original Proposal, the price of Preference Shares rose from $0.83 to $1.10. Since then the shares have traded in the range $1.03-1.15, peaking on 7 November following VRL's announcement that shareholders had voted in favour of the Original Proposal, and then declining to a recent low of $1.07 as it became apparent that the Court would not allow the Original Proposal to proceed. It appears likely that, in the absence of the Proposal, the price of Preference Shares would fall further. There has been heavy trading in Preference Shares since the announcement of the Original Proposal. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

  There can be no certainty that, even in the medium term, Preference Shares would trade at above $1.21-1.24. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

- **Acceptance of the Proposal will mean that holders of Preference Shares will be foregoing upside potential.**

  The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. These investors would be aligning themselves with the interests of the holders of ordinary shares.

  However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices well below the value attributed to the Offer of $1.21-1.24 per share. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share prices.

  Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could reinvest the proceeds received under the Proposal in VRL ordinary shares.

- **There are a number of other advantages and disadvantages to be considered.**

  In Grant Samuel's view, VRL's current capital structure is likely to depress its market value. The dividend entitlement of the Preference Shares means that, if VRL makes any dividend payment to the ordinary shares, it is obliged to pay a minimum dividend to holders of Preference Shares of 10.175 cents per share, totalling approximately $25 million. The maximum dividend that VRL could pay to ordinary shareholders without increasing the preference dividend (preference shares are entitled to a dividend not less than 3 cents more than the dividend paid on the ordinary shares) is 7.175 cents per share, totalling approximately $16.5 million. Accordingly, the minimum dividend that VRL can pay that roughly preserves equity as between the ordinary shareholders and the holders of Preference Shares is around $41.5 million. At VRL's current and budgeted levels of profitability, VRL cannot comfortably fund this level of dividends out of annual earnings. The consequence is that it is more likely that VRL will pay no dividends (as was the case for the 2003 financial year). In turn, this is likely to reduce investor interest in VRL ordinary and Preference Shares. If the Proposal does not proceed, the disadvantage represented by VRL's capital structure

will continue. Uncertainty about dividend payments is likely to continue to depress the price of both ordinary and Preference Shares.

The Proposal will increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. On the basis of VRL's financial forecasts there is nothing to indicate that VRL will not be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. In particular, VRL's film production business is potentially volatile. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

- **Assessment of the Proposal requires a balancing of the opportunity to realise value in the short term through the Proposal against the uncertain possibility of realising greater value in the future.**

  The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in the expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

  - the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;

  - the likelihood of a fall in the price of Preference Shares in the short to medium term if the Proposal is rejected; and

  - the prospects for realising greater value in the longer term if the Proposal is rejected.

  In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since announcement of the Proposal strongly suggest that Preference Shares would trade at prices well below the value attributed to the Offer if the Proposal is not approved. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is more attractive than the uncertain prospect of realising greater value at some time in the future.

- **In Grant Samuel's view the Proposal is in the best interests of the holders of Preference Shares.**

  Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal is approved than if it is not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

4. Other Matters

A decision as to whether to vote in favour of the Proposal is a matter for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action that they should take in relation to the Proposal should consult their own professional adviser.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Table of Contents

1 Details of the Proposal

On 28 July 2003, Village Roadshow Limited ("VRL") announced that it intended to propose a scheme of arrangement with its A Class Preference shareholders that, if approved, would have resulted in the buy-back and cancellation of all the A Class Preference Shares ("Preference Shares") on issue (the "Original Proposal"). Meetings of ordinary and preference shareholders were held on 3 November 2003 to consider the Original Proposal. Following the meetings, the Supreme Court of Victoria held that irregularities relating to the voting on the buy-back were such that the Original Proposal should not proceed.

On 20 November 2003 VRL announced that it would resubmit for shareholders' approval a proposal for the buy-back and cancellation of all the Preference Shares ("Proposal"). The commercial terms of the Proposal are identical to the terms of the Original Proposal.

The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with an initial face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The key terms of the unsecured notes are:

- a face value of $1.00 per note;
- three year maturity period, with repayment in three annual instalments as follows:
  - 33 cents on the first anniversary;
  - 33 cents on the second anniversary; and
  - 34 cents on the third anniversary.
- interest of 10% per annum (payable semi annually in arrears) on the face value outstanding;
- the notes (save for overdue interest) are subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL;
- in the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having substantially the same rights as the existing Preference Shares);
- the notes will not be convertible in the absence of a payment default;
- it is proposed that the notes (and any new Preference Shares into which they would convert on a payment default) be listed on the ASX; and
- the notes will be issued pursuant to a trust deed executed by VRL and with Equity Trustees Limited as an independent trustee and comply in all respects with Chapter 2L of the Corporations Act.

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Proposal involves the cancellation of the Preference Shares by way of a selective buy-back. This requires the approval by a special resolution of the ordinary and preference shareholders of VRL. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting. Holders of Preference Shares and holders of ordinary shares who are associates of holders of Preference Shares may vote against the resolution but may not vote in its favour.

If the Proposal is implemented, all the Preference Shares will be cancelled. Holders of Preference Shares will effectively receive, for each Preference Share cancelled, $0.25 and one unsecured note.

2 Scope of the Report

2.1 Purpose of the Report

The Proposal is subject to the Corporations Act and the ASX Listing Rules. In particular, the Scheme is subject to approval in general meeting by Preference shareholders pursuant to Section 411 of the Corporations Act ("Section 411") and by Preference shareholders and ordinary shareholders pursuant to Section 257D of the Corporations Act.

The buy-back must be implemented in accordance with the procedures prescribed by Division 2 of Part 2J.1 of the Corporations Act, including approval by a special resolution of the ordinary and Preference shareholders of VRL. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting. Holders of Preference Shares and holders of ordinary shares who are associates of holders of Preference Shares may vote against the resolution but may not vote in its favour.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. The independent expert's report must state whether the scheme of arrangement is in the best interests of the shareholders the subject of the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of holders of Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to shareholders in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares.

Approval or rejection of the Proposal is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

2.2 Basis of the Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgment on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Proposal is to assess its overall impact on the holders of Preference Shares and to form a judgment as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the Proposal is in the best interests of holders of Preference Shares:

- the underlying value of VRL;
- the value of the consideration offered;
- the terms of the Preference Shares;
- the existing shareholding structure of VRL;
- any other benefits of the Proposal;
- the likely market price and liquidity of Preference Shares in the absence of the Proposal; and
- the costs, disadvantages and risks of the Proposal.

2.3 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, share market, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by VRL. Grant Samuel has considered and, except where it has relied on its own investigations, relied upon this information and its completeness, accuracy and fair presentation. VRL has represented in writing to Grant Samuel that the information relied upon was provided in good faith, was complete and was not then, and is not now, considered to be incorrect or misleading in any material aspect (subject to the fact that any forecasts, budgets and other forward looking statements are inherently uncertain and cannot be guaranteed or otherwise warranted by VRL). The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to the value of VRL. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by VRL. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

Grant Samuel has no reason to believe that any material facts have been withheld and VRL has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgments of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of VRL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted or where required due to a change in accounting standards).

The information provided to Grant Samuel included a budget for VRL for the year ending 30 June 2004 and four year financial projections for the period to 30 June 2007. These were prepared by the management of VRL. Grant Samuel has used and relied on this budget and the projections for the

purposes of its analysis. Grant Samuel has assumed that this budget and the projections were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that this budget and the projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. The major assumptions underlying this budget and the projections were reviewed by Grant Samuel in the context of current economic, financial and other conditions. The achievability of this budget and the projections is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the accompanying Scheme Booklet is complete, accurate and fairly presented in all material respects;
- the Proposal will be implemented in accordance with the terms; and
- the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analyses of factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

3 Profile of Village Roadshow Limited

3.1 Background

VRL was founded in 1954 as an owner-operator of drive-in cinemas. The drive-in cinema circuit was gradually expanded with the addition of more traditional cinemas in major population centres and during the 60s and 70s the company diversified into the related businesses of film production and distribution. During the 80s VRL was one of the pioneers in the development of multiplex cinema complexes, the forerunners of the high quality multiplexes currently in operation around the world. These multiplex cinemas have since become the industry standard for comfort, quality of sound and state-of-the-art projection technology.

A greater need for access to the capital markets culminated in 1988 in a stock market listing with a further capital raising in 1989. The last ten years have seen VRL diversifying further into complementary media and entertainment businesses with the purchase and development of theme parks and the acquisition and integration of the Triple M and Today radio networks to create the now listed Austereo Group Limited ("Austereo"). Since early 2000 the group has embarked on a major strategic program to refocus its operations and improve returns, especially on its film exhibition business. This program has seen a rationalisation of VRL's international film exhibition business, significantly reducing its geographic footprint. Including the movie production business in the US, VRL currently has operations in 21 countries.

An overview of the structure is shown below:

Structure of Village Roadshow Limited (Major Businesses)


Village Roadshow Limited
Radio (Austereo)
Exhibition
Distribution
Production
Theme Parks
Triple M Network
Today Radio Network
Village Cinemas
Palace Cinemas
Leisure Investments
International Cinemas
Sea World
Movie World
Sea World Nara Resort
Wet 'n Wild Water World

VRL has been in partnership with AOL Time Warner ("Warner Bros.") in several parts of the world for over thirty years. The relationship dates back to 1971 when VRL commenced distribution of Warner Bros. theatrical product in Australia and New Zealand. This partnership expanded and today includes:

- the film co-production program and associated distribution arrangements;
- all theatrical film distribution in Australia and New Zealand;
- exhibition partnerships in Italy and Taiwan;
- the Movie Network pay television channels; and
- joint interests in the Gold Coast theme parks.

3.2 Principal Business Activities

3.2.1 Radio

VRL has a majority interest of 59.8% in Austereo, Australia's largest commercial FM radio network. Austereo owns the Triple M and Today networks, consisting of 14 radio stations across the Australian mainland capital cities and Newcastle.

Austereo has a 42.0% share of its target market (Australians under the age of 40 and living in a capital city) and is unmatched in its coverage of the Australian under 40 demographic.

In addition, Austereo has also expanded internationally through:

- a joint venture to provide services to five nationwide FM radio stations in Malaysia;
- the acquisition of Village 88FM, a radio station in Athens; and
- the establishment of a commercial services agreement with UKRD, a radio network in the United Kingdom.

Austereo also has interests in Australian direct marketing, advertising and program syndication. The company listed on the ASX in March 2001.

3.2.2 Exhibition

Film exhibition is a significant part of VRL and also its oldest business. From its modest beginning in 1954 the business grew substantially, operating in 20 countries by the mid 1990s. The division was one of the pioneers of the now global standard multiplex cinema complex and has also developed cinema concepts such as Gold Class, Cinema Europa and Vmax.

A renewed focus on territories with superior return characteristics has seen VRL embark on several acquisitions and divestments in recent years. A summary of these is presented below:

Exhibition Business - Recent Acquisitions and Disposals		
Date	**Description**	**(A$ million)**
December 1999	Acquisition of further 25% interest in cinema business in Korea and Thailand	23
March 2000	Divestment of interest in Golden Harvest Entertainment (Hong Kong)	64
August 2000	Divestment of Hong Kong Cinema circuit	13
November 2000	Divestment of 8 multiplex cinemas in Germany	28
January 2001	Divestment of Staging Connections	9
June 2001	Divestment of French, Swiss and Hungarian cinema operations	61
July 2001	Acquisition of further 50% interest in 2 cinemas in Greece	25
March 2002	Divestment of Thailand, Malaysia and India operations	29
September 2002	Divestment of Korean operations	132
May 2003	Divestment of UK JV theatres	260

VRL now operates over 133 cinemas with 1,136 screens in 11 countries. Its major exhibition operations are in Australia, New Zealand, Italy and Greece. The exhibition division also manages a number of amusement centres, generally adjacent to its cinema complexes.

3.2.3 Theme Parks

VRL and Warner Bros. are 50/50 partners in Australia's largest theme park business, owning three of the country's major theme parks.

The three parks, all located on the Gold Coast in Queensland, are:

- Warner Bros. Movie World, Australia's leading tourist attraction;
- Sea World; and
- Wet 'n Wild Water World.

In excess of 3 million people visit these three parks each year, providing employment for up to 1,600 staff. VRL has a 25% interest in Sea World Nara Resort, one of the most popular resort hotels on the Gold Coast. The Warner Roadshow Movie World Studios, purpose-built film production facilities, are located next to the Warner Bros. Movie World theme park.

AOL Time Warner is a 50% partner in the theme park and film studios and also owns 25% of the Sea World Nara Resort.

3.2.4 Distribution

Roadshow Films is a 50/50 joint venture with Greater Union, a subsidiary of Amalgamated Holdings Limited. It distributes motion pictures to cinema and motion pictures, documentaries, television series and other filmed entertainment to pay per view, video on demand, video (both VHS and DVD), pay television and free to air television in Australia and New Zealand.

Roadshow Entertainment is the leading independent distributor of videos and DVDs to retail and rental chains. In addition, Roadshow Entertainment:

- has exclusive rights to distribute videos and DVDs for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9;
- has distribution rights for films from Village Roadshow Pictures, New Line and selected independent and Australian producers as well as ABC children's movies; and
- provides warehousing and distribution services to Warner Home Video and Paramount Home Entertainment.

Roadshow Television is also partnered with Warner Bros., Disney and MGM in The Movie Network, a pay TV movie channel distributor to all three pay television platforms in Australia. VRL also maintains distribution operations in Singapore and Greece.

3.2.5 Production

The Production Division has been involved in the co-financing and co-production of theatrical films with Warner Bros. and other major studios since 1998. Since then it has co-produced 34 films, including major box office successes such as *The Matrix*, *The Matrix Reloaded*, *The Matrix Revolutions* and *Ocean's Eleven*. VRL has recently announced a restructuring of its production business, including the arrangement of a US$900 million limited recourse facility to allow the Division to participate in the financing and production of a broader range of films, including bigger budget films.

3.3 Operating Performance

The historical and budgeted profit and loss of VRL are summarised in the following table:

VRL – Operating Performance ($ millions)					
	Year ending 30 June				
	2000	2001	2002	2003	2004 Budget
Sales Revenue	623.8	660.3	699.8	1,263.7	n/a
EBITDA from continuing operations	**182.6**	**188.3**	**194.2**	**201.6**	**232.7**
Depreciation and amortisation	(70.8)	(56.0)	(54.4)	(151.3)	(485.1)
Production amortisation	9.1	11.4	7.2	101.3	462.0
EBITA from continuing operations	**120.9**	**143.7**	**147.0**	**151.6**	**209.6**
Amortisation of goodwill	(4.3)	(3.4)	(4.5)	(4.1)	(4.1)
EBIT from continuing operations	**116.6**	**140.3**	**142.5**	**147.5**	**205.5**
Net interest income/(expense)	(26.0)	(26.6)	(11.7)	(38.5)	(91.3)
Tax on unit trust/partnership	(3.5)	(9.0)	(3.9)	(3.5)	(3.5)
Goodwill on equity profits	(2.1)	(2.5)	(2.0)	(1.7)	(1.7)
Operating profit before tax from continuing items	**85.0**	**102.2**	**124.9**	**103.8**	**109.0**
Income tax expense	(10.7)	(23.2)	(30.0)	(25.6)	(33.6)
Outside equity interest	2.2	(5.4)	(21.5)	(17.2)	(16.3)
Profit after tax before significant items and discontinuing business	**76.5**	**73.6**	**73.4**	**61.0**	**59.1**
Significant items (net of tax)	(1.0)	49.5	(18.2)	(154.9)	0.0
Discontinuing businesses	-	(68.0)	(4.1)	67.9	(3.0)
Profit after tax and significant items	**75.5**	**55.1**	**51.1**	**(26.0)**	**56.1**
Sales revenue growth	-	*5.85%*	*5.98%*	*80.58%*	*n/a*
EBITDA growth	-	*3.12%*	*3.13%*	*3.81%*	*n/a*
EBITDA margin	*32.4%*	*28.52%*	*27.75%*	*15.95%*	*n/a*
EBITA margin	*22.7%*	*21.76%*	*21.01%*	*12.00%*	*n/a*

Source: VRL Annual Reports, VRL 2003 Financial Statements, VRL 2004 budget (which excludes potential impact of Scheme).

In reviewing the historical and budgeted 2004 operational performance of VRL, the following should be noted:

- sales revenue from continuing operations steadily increased from 2000 to 2002. The significant increase in sales revenue in 2003 relates to the acquisition in February 2003 of 100% of Village Roadshow Films (BVI) Limited ("VRF") by the production division (which previously had owned only 19.9% of VRF), and the subsequent consolidation of VRF's financial performance;

- between 2000 and 2003 VRL has exited several exhibition territories and other businesses, which have been disclosed as discontinuing operations from 2001. The results are stated as set out in the annual report for each year and have not been restated to reflect only continuing businesses at 2004;

- EBITDA from continuing operations remained flat between 2000 and 2001, despite poor results from the exhibition business, reflecting the impact of weak film product. The results of the exhibition business were offset to some extent by strong performance of all the other divisions, in particular Austereo;

- the results for 2000 include a number of businesses that were treated as discontinuing operations in 2001, in particular the cinema operations in Germany, Austria, France, Switzerland, Hungary and Malaysia, and some film production activities. The net loss incurred by these businesses in 2000 was approximately $39.9 million;

- the increase in EBITDA and operating profit before tax from continuing operations in 2002 can be attributed to the improved earnings of the exhibition division, resulting from stronger film product (particularly *Ocean's Eleven*, *Harry Potter*, and *Lord of the Rings*), and a strong contribution from Austereo;

- in 2003 reported EBITDA from continuing operations increased, principally due to strong results in the exhibition and distribution businesses, reflecting the impact of attractive film product including *The Matrix Reloaded*, *Harry Potter* and *Lord of the Rings*. These strong results were offset to some extent by a decline in Austereo's results, reflecting increased competition within the radio industry, and the impact of security concerns and the SARS virus on international tourism and the performance of the theme parks;
- profit from discontinued business in 2003 included the profit on the sale of the Korean exhibition business of $84.0 million, which was partially offset by losses incurred by cinema operations in Austria, Germany and Thailand, some film production losses and the attributable loss from Austereo Live;
- in 2002 interest expense halved as a result of the repayment of debt in the second half of 2001 from the proceeds of the Austereo float;
- earnings results for the 2003 year and budgeted earnings for 2004 are not directly comparable with results for the 2002 year, following the consolidation of 100% of VRF. The significant increase in interest expense for 2003 and the substantial further increase in budgeted interest expense for 2004 reflect interest charged on VRF's film finance facility;
- tax expense relates to tax paid by Austereo, tax paid in foreign jurisdictions and a provision for future tax payable. VRL expects to be in a tax-paying position for the 2004 financial year; and
- significant items incurred in the 2002 and 2003 financial years are summarised in the table below:

VRL – Significant Items ($ millions)

	Year ended 30 June	
	2002	2003
Profit from partial sale of controlled entity	4.9	-
Loss on currency devaluation – associate	(19.1)	-
Deferred expenditure written off	(4.0)	-
Provision for loss on disposal of UK	-	(5.3)
Provision against carrying value of international loans and assets	-	(73.0)
Provision for deferred tax	-	(29.0)
Production – write off of set up and financing costs	-	(49.3)
Other	-	1.7
Total Significant Items	(18.2)	(154.9)

Source: VRL Annual Reports, VRL 2003 Financial Statements

The following table analyses VRL's 2003 reported profit and loss by division:

VRL – Reported Operating Performance by Division for the Year Ended 30 June 2003 ($ millions)

	Cinema Exhibition	Theme Parks	Radio	Film Production	Film Distribution	Other	Total
Sales Rev	388.1	14.4	221.3	629.8	n/a	10.1	1,263.7
EBITDA	61.4	20.8	83.1	52.7	11.1	(27.5)	201.6
Depreciation & Amortisation	(39.1)	(3.9)	(8.8)	(0.5)	(1.3)	(2.2)	(55.8)
EBIT	22.3	16.9	74.3	52.2	9.8	(29.7)	145.8
Interest	(10.1)	(2.6)	(11.5)	(41.2)		26.9	(38.5)
Tax on equity profits	(0.2)	(2.8)			(0.5)		(3.5)
Significant/discontinuing	1.4		(14.4)	(52.4)			(65.4)
Profit before tax	**13.4**	**11.5**	**48.4**	**(41.4)**	**9.3**	**(2.8)**	**38.4**

Source: VRL

In reviewing the table above, the following should be noted:

- the divisional performance set out above represents VRL's reported earnings from each of its businesses. In some cases, this differs from VRL's effective interest in the underlying EBITDA and EBIT of the relevant businesses, given that VRL has various joint venture interests that it does not consolidate. For these joint venture interests VRL accounts only for its share of net profit after tax (rather than its share of EBITDA and EBIT);

- the operating performance of each of the divisions, including underlying business performance, is discussed in sections 4 and 5 below;
- "other" includes corporate costs (including the corporate head office), central treasury costs and other miscellaneous businesses such as the car park at the Jam Factory in Melbourne.

Earnings and dividends per ordinary share and Preference Share for the financial years from 2000 to 2003 are summarised below:

VRL - Earnings and Dividends Per Share	Year ended 30 June			
	2000	2001	2002	2003
Earnings available to ordinary and preference shareholders ($ millions)	75.5	55.1	51.1	(26.1)
Dividend payable to preference shareholders (cents)	23.7	24.4	25.6	-
Weighted average number of preference shares (millions)	220.6	237.1	246.5	251.2
Dividends per preference share (cents)	*10.18*	*10.18*	*10.18*	-
Dividends payable to ordinary shareholder (cents)	16.9	16.9	-	-
Weighted average number of ordinary shares (millions)	236.1	236.1	235.8	235.2
Earnings per ordinary share (cents)	*21.9*	*13.0*	*10.8*	*(11.1)*
Dividends per ordinary share (cents)	*7.2*	*7.2*	-	-

Source: VRL Annual Reports, VRL 2003 Financial Statements

VRL's cashflows for the four years ended 30 June 2003 are summarised as follows:

VRL - Historical Cashflow ($ millions)	Year ended 30 June			
	2000	2001	2002	2003
EBITDA from operations	182.6	188.3	194.2	201.6
Acquisition of films				(257.5)
Working capital and other adjustments	(10.8)	16.7	23.8	37.0
Cashflow from operations	**171.8**	**205.0**	**218.0**	**(18.9)**
Net proceeds/(payments) for property, plant and equipment	(190.3)	(57.3)	(79.8)	81.5
Proceeds/(payments) for associated entity loans	(84.8)	37.5	(41.4)	(404.8)
Net proceeds/(payments) for investments	100.5	282.9	(28.1)	244.3
Cashflow after investing	**(2.8)**	**468.1**	**68.7**	**(97.9)**
Net drawdown/(repayment) of borrowings	9.9	(183.2)	(34.0)	111.2
Proceeds from issue of shares	45.5	9.2	19.8	0
Payments for buyback of shares	-	-	(9.7)	(15.4)
Net dividends paid	(51.1)	(40.4)	(53.7)	(39.5)
Net interest paid	(15.2)	(16.4)	(1.7)	(31.8)
Income tax paid	(2.0)	(3.8)	(26.9)	(14.5)
Net increase in cash	**(15.7)**	**(233.5)**	**(37.5)**	**(87.9)**

Source: VRL Annual Reports, VRL 2003 Financial Statements

In reviewing the table above, the following should be noted:

- cashflows from operations increased between 2000 and 2002, reflecting growth in underlying EBITDA and positive movements in working capital;
- cashflows from operations decreased in 2003 as a result of the consolidation of VRF. The costs of film acquisitions are treated as payments to suppliers. Revenues earned from the films acquired are derived over several years, potentially resulting in significant timing differences;
- in 2000 VRL incurred significant capital expenditure in relation to the exhibition businesses in Germany, the UK, Greece, France and Switzerland;
- the net proceeds on realisation of investments and divestment of property, plant and equipment in 2003 relate to the divestment of VRL's cinema circuits in the UK and Korea;

- the large cash outflow in 2003 for loans to associated entities relates mainly to the funding of VRF as part of the financial restructuring of that entity;
- tax payments in 2002 and 2003 were made by Austereo and in offshore jurisdictions; and
- interest payments in 2002 reduced to $1.7 million as a result of the significant repayment of debt in 2001. Interest payments rose significantly in 2003 to $31 million due to the consolidation of VRF and its substantial debt.

3.4 Financial Position

The balance sheets of VRL as at 30 June 2002 and 30 June 2003 are summarised below:

VRL – Financial Position ($ millions)		
	Year ended 30 June	
	2002	2003
Trade debtors	217.6	298.3
Inventories	2.8	2.8
Creditors and non-tax provisions	(377.2)	(308.0)
Provision for income tax	(7.0)	(9.9)
Net working capital	**(163.8)**	**(16.8)**
Non-current receivables	342.1	205.7
Property, plant and equipment	448.8	280.8
Radio licences	465.0	464.7
Film costs		1,112.9
Intangibles	50.6	77.3
Investments	348.0	124.1
Provisions	(54.1)	(38.8)
Deferred tax liabilities (net)	(65.6)	(99.4)
Convertible notes	(25.6)	(25.6)
Non-current payables	(77.4)	(62.5)
Other	(46.2)	120.3
Capital employed	**1,221.8**	**2,142.7**
Cash	265.7	177.7
Borrowings	(285.8)	(1,242.4)
Net borrowings	(20.2)	(1,064.7)
Shareholders' funds	**1,201.6**	**1,078.0**
Austereo minority interests	*(142.7)*	*(120.7)*
VRL shareholders' funds	**1,058.9**	**957.3**
Gearing (net borrowings/(shareholders' funds plus net borrowings))	*1.6%*	*49.7%*

Source: VRL 2002 Annual Report, VRL 2003 Financial Statements

In analysing the above balance sheets the following should be noted:

- debt at 30 June 2003 was substantially higher than debt at 30 June 2002, reflecting consolidation for the first time of VRF, which had net debt at 30 June 2003 of $1.01 billion;
- film production costs were consolidated onto VRL's balance sheet for the first time as at 30 June 2003; and
- the disposal of the UK and Korean exhibition businesses resulted in a decrease in investments, non-current receivables and property, plant and equipment.

VRL is rated by Moody's Investors Service. VRL has a corporate rating of Ba3 and its redeemable notes currently on issue (Perpetual Redeemable Income Debt Instruments Exchangeable for Stock ("PRIDES")) are rated B2.

The table below shows the balance sheet at 30 June 2003, separated into Austereo, VRL Films and other VRL divisions:

VRL – Financial Position at 30 June 2003 ($ millions)	Austereo	VRF	VRL Other Divisions	2003
Trade debtors	46.2	134.9	117.2	298.3
Inventories	-	-	2.8	2.8
Creditors and non-tax provisions	(35.4)	(146.0)	(126.6)	(308.0)
Provision for income tax	(9.5)		(0.4)	(9.9)
Net working capital	**1.3**	**(11.1)**	**(7.0)**	**(16.8)**
Non-current receivables	10.9	-	194.8	205.7
Property, plant and equipment	26.4	-	254.4	280.8
Radio licences	464.7	-	-	464.7
Film costs	-	1,112.9	-	1,112.9
Intangibles	5.0	-	72.3	77.3
Investments	15.0	-	109.1	124.1
Provisions	(14.8)	-	(24.0)	(38.8)
Deferred tax liabilities (net)	4.2	-	(103.6)	(99.4)
Convertible notes	-	-	(25.6)	(25.6)
Non-current payables	(5.2)	-	(57.3)	(62.5)
Other	0.8	105.6	13.9	120.3
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Cash	0.9	1.3	175.5	177.7
Borrowings	(162.7)	(1,012.1)	(67.6)	(1,242.4)
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Minority interests in Austereo	**(120.7)**			**(120.7)**
Shareholders' funds	**225.8**	**196.6**	**534.9**	**957.3**

Source: VRL and VRL 2003 Financial Statements

The net assets in VRF represent the equity contributed by VRL (US$170 million) by way of subordinated loans and security deposit, less cash returned to VRL.

The segmented balance sheet shows that, while VRL's consolidated balance sheet appears highly geared, after exclusion of the limited recourse debt in VRF VRL has a reasonably conservative capital structure. Austereo's gearing is approximately 31% based on balance sheet values and significantly lower based on the market value of Austereo's business. VRL (excluding VRF) had net cash at 30 June 2003.

As at 30 June 2003 VRL had exposure to a number of third party borrowings in addition to those reported on its balance sheet. These are summarised below:

VRL – Off-Balance Sheet Net Debt ($ millions) Borrower	Description	VRL Share Net Debt A$
Exhibition		
Village Cinemas SA (Argentina)	Loan guaranteed to 77% by VRL	49.9
Golden Village (Multiplex) P/L (Singapore)	Loans partly guaranteed by VRL	4.1
Ballarat Cinemas Pty Ltd	Bank loan	1.7
Theme Parks		
Sea World Property Trust	Financing facility	31.7
Sea World Nara Resort	Financing facility	5.8
Sea World Property Trust/ Warner Bros. Property/ VRS Holdings	Financing facility	3.4
Distribution		
Roadshow Distributors Pty Ltd	Deed of assignment over Roadshow receivables	(5.3)
TOTAL		**91.2**

Source: VRL

3.5 Contingent Liabilities

Since 1997 VRL has been the subject of a number of ATO tax audits, in relation to a number of film production transactions entered in to by VRL in the 1990's and its carried forward tax loss position. In 1999 the ATO issued a number of assessments totalling approximately $56.6 million, which VRL disputed and eventually resolved in 2003 with only a nominal taxation liability.

The ATO has issued additional amended assessments with potential maximum exposure to VRL of approximately $116 million at 30 June 2003. VRL is confident that the assessments can be successfully challenged. VRL considers that its general provision for taxation liability of $121 million is adequate.

On 22 September 2003, VRL announced that it had received a statement of claim on behalf of a former executive (Peter Ziegler) against VRL for more than $148 million. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr Ziegler is fanciful and that the claim will fail entirely. The Directors have confirmed that, in their opinion, the claim will have no material impact on the company.

3.6 Capital Structure

VRL had 234.9 million fully paid ordinary shares and 250.2 million Preference Shares on issue as at the date of this report. The company also had 413,300 convertible perpetual debt securities ("PRIDES") on issue in the United States.

The following table sets out the major holders of ordinary shares in VRL at 20 November 2003:

VRL – Top 10 Ordinary Shareholders

Shareholders	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	111,820	47.60
Granada Danmark A/S	42,331	18.02
ANZ Nominees Ltd	21,687	9.23
Canberra Theatres Ltd	6,544	2.79
JP Morgan Nominees Australia Ltd	5,872	2.50
Westpac Custodian Nominees Ltd	5,453	2.32
Citicorp Nominees Pty Ltd	5,247	2.23
National Nominees Ltd	4,861	2.07
Beck Corporation Pty Ltd	1,115	0.47
Kinane Holdings Pty Ltd	1,000	0.43
Top ten shareholders	**205,930**	**87.66**
Other shareholders	28,973	12.34
Total	**234,903**	**100.00**

Source: VRL

The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no

right to a dividend. VRL has announced that it will not pay preference dividends in respect of the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;

- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer and/or the directors associated with Village Roadshow Corporation Limited ("VRC") (which has an interest in 50.51% of the shares in VRL) indicate that VRC intends to accept the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market and/or the directors associated with VRC indicate that VRC will sell its shares on-market.

The following table sets out the major Preference shareholders in VRL at 20 November 2003:

VRL – Top 10 Preference Shareholders

Shareholders	Number of Shares 000s	Holding %
Westpac Custodian Nominees Limited	62,160	24.84
ANZ Nominees Limited	40,643	16.24
Citicorp Nominees Pty Limited	31,903	12.75
JP Morgan Nominees Australia Limited	9,556	3.82
Pan Australian Nominees Pty Limited	8,515	3.40
IOOF Investment Management Limited	7,406	2.96
Mrs Shamala Sanchana Sethu	5,500	2.20
Queensland Investment Corporation	5,248	2.10
RBC Global Investment Services Australia Nominees Pty Limited (BKCUST A/C)	5,222	2.09
ANZ Nominees Limited	4,195	1.68
Top ten shareholders	**180,348**	**72.08**
Other shareholders	69,867	27.92
Total	**250,215**	**100.00**

Source: VRL

As at 20 November 2003 the top ten ordinary shareholders of VRL held approximately 87% of the shares in the company. There are three substantial shareholders:

VRL – Substantial Shareholders

Shareholder	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	118,645	50.51
Graham William Burke	118,647	50.51
Granada Media plc	42,331	18.02

Source: VRL

VRC is a company associated with the Kirby family and Graham Burke. Mr. Robert Kirby is the Chairman and an executive director of VRL. Mr. John Kirby is the Deputy Chairman and an executive director of VRL. Mr. Graham Burke is Managing Director of VRL and has a relevant interest in the shares in which VRC has a relevant interest.

The PRIDES are US-issued subordinated perpetual debt securities with a face value of US$50.00 that:

- are convertible into Preference Shares at the option of the holder until 30 April 2008. Upon conversion VRL may elect to deliver either Preference Shares or their cash equivalent in US Dollars;

- pay semi-annual interest at a rate of 6.5% pa with no stated maturity; and
- are redeemable by VRL for cash after 30 April 2008.

VRL has recently bought back 162,100 PRIDES at a 36% discount to face value.

A number of options over ordinary shares have been issued to the Managing Director of VRL pursuant to a special resolution of the shareholders on 15 May 2001. These options, which are all currently out of the money[1], are summarised below:

VRL – Options Outstanding		
Expiry Date	**Exercise Price**	**Number of Options**
30 November 2007	3.00	2,000,000
30 November 2007	4.00	2,000,000
30 November 2007	5.00	2,000,000

Source: VRL

1 Options are considered 'out of the money' when the exercise price is greater than the share price.

3.7 Sharemarket Performance

The price movements and trading volumes of VRL ordinary shares since 1 January 1998 are summarised below:

VRL – Ordinary Share Price History					
		Share Price ($)			Average Weekly Volume (000's)
		Close	High	Low	
Yearly:	1998	2.75	4.75	2.50	1,040
	1999	3.00	3.29	2.46	1,020
	2000	1.69	3.08	1.50	723
	2001	1.89	2.07	1.18	1,090
	2002	1.33	2.20	1.11	1,860
Monthly	January	1.26	1.37	1.26	425
	February	1.13	1.28	1.11	826
	March	1.10	1.13	0.98	973
	April	1.55	1.55	1.10	785
	May	1.18	1.65	1.11	2,510
	June	1.21	1.33	1.14	1,820
	July	1.29	1.35	1.19	548
	August	1.42	1.46	1.23	2,867
	September	1.46	1.49	1.34	1,667
	October	1.82	1.85	1.42	1,131
Week ending:	6 June 2003	1.16	1.19	1.14	1,418
	13 June 2003	1.27	1.33	1.16	1,618
	20 June 2003	1.24	1.29	1.23	2,538
	27 June 2003	1.23	1.25	1.19	1,705
	4 July 2003	1.20	1.23	1.19	407
	11 July2003	1.23	1.24	1.19	559
	18 July 2003	1.24	1.27	1.21	983
	25 July 2003	1.24	1.24	1.22	242
	1 August 2003	1.30	1.35	1.29	8,144
	8 August 2003	1.27	1.30	1.23	1,176
	15 August 2003	1.32	1.32	1.25	2,450
	22 August 2003	1.37	1.45	1.37	1,540
	29 August 2003	1.42	1.42	1.34	1,020
	5 September 2003	1.42	1.45	1.42	1,858
	12 September 2003	1.40	1.49	1.38	1,891
	19 September 2003	1.44	1.45	1.38	1,991
	26 September 2003	1.38	1.45	1.34	926
	3 October 2003	1.49	1.54	1.38	1,013
	10 October 2003	1.55	1.57	1.47	667
	17 October 2003	1.83	1.83	1.56	1,328
	24 October 2003	1.77	1.82	1.67	1,583
	31 October 2003	1.82	1.85	1.76	1,060
	7 November 2003	1.95	2.06	1.81	2,205
	14 November 2003	1.90	2.00	1.86	1,336
	21 November 2003	1.79	1.86	1.65	1,379

Source: IRESS

- VRL is included in a number of indices, including the ASX All Ordinaries (0.04%), ASX Media (0.19%), ASX Movies and Entertainment (0.24%) and ASX Small Industrials (0.28%). The index weightings are based on market parameters around the time this report was prepared.

The VRL share price generally declined between 1998 and 2002, reflecting the unwinding of VRL's unsuccessful international growth strategy. In 1999 the share price traded in a band between $2.50 and $3.00. VRL sold its stake in Golden Harvest during 2000, followed by the sale of its Hong Kong cinema circuit. Announced pre-tax earnings of the exhibition division were 91% lower in the 2000 financial year, leading to a decline in the share price, which ended the year at $1.69. A number of profit downgrades in the media sector, the lower than expected Austereo IPO price and worse than expected half-yearly results put further pressure on the share price during the second half of the 2001 financial year. The takeover of Sea World Property Trust and the continued sell-off of the cinema businesses in Switzerland, Hungary and Greece resulted in a strengthening share price towards the end of 2000/01. Overall market conditions and the announcement of a full year profit fall resulted in further share price declines during September and October 2001. On 7 June 2002 VRL announced the suspension of the ordinary dividend. This was followed by a 35% fall in the

share price. Since January 2003 VRL ordinary shares have generally traded in the approximate range $1.10-1.30, rising to $1.64 in May following the announcement of the sale of VRL's 50% stake in the Warner Village UK cinema circuit as well as anticipated substantial returns from sequels to *The Matrix*. The share price subsequently fell to $1.10 following VRL's announcement on 14 May 2003 that no dividends would be paid for the 2002/03 financial year. Immediately prior to the announcement of the Proposal, the ordinary shares were trading in the range $1.23-1.24. Since the announcement of the Proposal the share price has strengthened, with ordinary shares recently trading over $1.40.

The VRL Preference Share price and volume of trading since 1 January 1998 are summarised below:

VRL – Preference Share Price History

		Share Price ($)			Average Weekly Volume (000's)
		Close	High	Low	
Yearly:	1998	2.04	3.62	2.00	1,760
	1999	2.59	3.05	2.00	2,020
	2000	1.46	2.57	1.15	2,160
	2001	1.62	1.72	0.96	2,660
	2002	0.70	1.81	0.67	4,280
Monthly 2003:	January	0.66	0.75	0.65	2,880
	February	0.67	0.69	0.58	4,120
	March	0.75	0.75	0.61	4,040
	April	1.05	1.05	0.73	4,820
	May	0.67	1.05	0.63	7,970
	June	0.75	0.81	0.66	3,530
	July	1.07	1.13	0.73	2,800
	August	1.10	1.10	1.03	22,360
	September	1.10	1.12	1.06	20,518
	October	1.12	1.13	1.10	10,252
Week ending:	6 June 2003	0.69	0.70	0.66	3,073
	13 June 2003	0.73	0.73	0.66	3,376
	20 June 2003	0.80	0.80	0.69	4,892
	27 June 2003	0.75	0.81	0.73	2,791
	4 July 2003	0.77	0.78	0.73	2,104
	11 July2003	0.78	0.79	0.77	1,387
	18 July 2003	0.83	0.84	0.75	4,832
	25 July 2003	0.83	0.84	0.80	2,863
	1 August 2003	1.07	1.13	0.92	72,684
	8 August 2003	1.04	1.07	1.03	14,286
	15 August 2003	1.05	1.05	1.03	7,478
	22 August 2003	1.09	1.09	1.05	14,485
	29 August 2003	1.10	1.10	1.08	2,843
	5 September 2003	1.10	1.10	1.09	10,983
	12 September 2003	1.08	1.10	1.08	40,154
	19 September 2003	1.10	1.10	1.08	8,886
	26 September 2003	1.07	1.09	1.06	22,049
	3 October 2003	1.12	1.12	1.08	7,768
	10 October 2003	1.12	1.13	1.11	9,560
	17 October 2003	1.13	1.13	1.11	9,985
	24 October 2003	1.12	1.13	1.12	9,982
	31 October 2003	1.12	1.13	1.11	13,965
	7 November 2003	1.15	1.15	1.11	11,513
	14 November 2003	1.13	1.14	1.13	6,449
	21 November 2003	1.09	1.11	1.05	8,205

Source: IRESS

The Preference Share price performance has generally followed that of the ordinary shares. Significant falls in 2000 and 2002 related respectively to lower than expected earnings results and suspension of the ordinary share dividend. The Preference Shares generally traded between $0.70 and $0.80 for the first six months of 2003 and were trading in the range $0.82-0.83 immediately prior to the announcement of the Original Proposal. The Preference Shares have traded in the range $1.03-1.15 following the announcement of the Original Proposal. The Preference Share price generally traded above $1.10 as the shareholder meeting to approve the Original Proposal grew nearer, peaked at $1.15 shortly after it was announced that shareholders had voted to approve the

Original Proposal, and then fell to a low of $1.05 following the Court's decision not to allow the Original Proposal to proceed.

The following graph illustrates price movements and trading volumes for VRL ordinary and Preference Shares since January 1998.


Village Roadshow - Share Price and Monthly Trading Volume
January 1998 to October 2003
Volume (000s)
Share Price ($)
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Ordinary shares
Preference shares

Source: IRESS

Over the period from January 1998 to July 2003, the Preference Shares have traded at a discount to the ordinary shares. Trading volumes were generally higher for the Preference Shares than for the ordinary shares, reflecting the substantially greater free float of the Preference Shares. The discount, both in percentage and in absolute terms, is presented below:


Village Roadshow - Preference Share Price Discount to Ordinary Share Price
January 1998 to September 2003
Discount
Discount size ($)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Discount amount

Source: IRESS

The relative performance of VRL ordinary shares, the ASX All Ordinaries Index, the ASX Media Index and the ASX Hotels, Restaurants and Leisure Index is summarised in the graph below:


Village Roadshow vs All Ordinaries Index vs Media Index vs Hotels, Restaurants and Leisure Index
March 2000 to November 2003
160
140
120
100
80
60
40
20
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
ASX All Ordinaries Index
Village Roadshow
ASX Media Index
ASX Hotels, Resturants and Leisure Index

Source: IRESS

The chart illustrates that VRL shares underperformed both the All Ordinaries Index and the Hotels, Restaurants and Leisure Index in the period from March 2000 to July 2003. The VRL share price has tracked the Media Index closely in the July 2001 to July 2003 period. The underperformance of the VRL share price relative to the Hotels, Restaurants and Leisure Index is explained in part by the strong performance of the gaming businesses of Tabcorp, TAB and Jupiters, which comprise over 80% of the index.

4 Profile of Austereo

4.1 Background

Austereo was first listed on the ASX in July 1994 following an initial public offer of 68.8 million shares at 90 cents. At the time, Austereo owned a network of capital city radio stations, including 2DAY FM in Sydney and FOX FM and GOLD 104 FM in Melbourne. In July 1993, VRL acquired the four station Triple M network (2MMM Sydney, 3MMM Melbourne, 4MMM Brisbane and 6MMM Perth) from the receivers of Hoyts Media Limited for $88 million. In August 1993, VRL acquired KAFM Adelaide and it was relaunched as 5MMM in January 1994, completing the Triple M capital city network.

Between July and September 1994, VRL acquired 14.3 million shares in Austereo (representing a 14.1% interest) and on 16 September 1994 announced a takeover offer for Austereo at $1.20 per share. Following negotiations, a merger of Austereo and the Triple M network was announced under which Austereo acquired the Triple M network from VRL in exchange for 52.5 million shares in Austereo (taking VRL's shareholding in Austereo to 42.2%) and 6 million options to subscribe for shares in Austereo at a price of $1.50 per share exercisable by 21 July 1999. In addition, Austereo assumed $65 million in net borrowings owed by the Triple M network. VRL also made a proportional takeover offer for 20% of each Austereo shareholding at a price of $1.75 per share acquiring 18.4 million shares and taking its interest in Austereo to 53.4%.

In May 1995, Austereo sold Melbourne station GOLD 104 FM to the Australian Radio Network ("ARN") to comply with the two stations per market limit set by The Broadcasting Services Act 1992 (Cth) ("Broadcasting Services Act") and administered by the Australian Broadcasting Authority ("ABA").

In January 1996, Austereo acquired two Newcastle radio stations, KO FM 102.9 (the market leader) and NX FM 106.9. In March 2002, Austereo entered into a 50:50 joint venture with RG Capital Radio Limited ("RG Capital") by selling it a 50% interest in the Newcastle stations. In March 1997, Austereo announced a 50:50 joint venture with ARN for the joint operation of their FM radio stations in Canberra. The joint venture owns and operates FM 104 (originally owned by Austereo) and MIX 106.3 (originally owned by ARN).

In May 1997, VRL acquired the minority interests in Austereo through a takeover offer at $2.55 per share.

In September 1997, Austereo acquired the Perth stations PMFM and 94.5FM from interests associated with Mr Jack Bendat and sold 6MMM to Southern Cross Broadcasting (Australia) Limited ("Southern Cross").

In January 2001, VRL announced its intention to refloat Austereo. Austereo was relisted on the ASX in March 2001 through the issue of 191.4 million shares, representing a 42.5% interest, at a price of $1.85. VRL retained a controlling interest of 57.5% in Austereo. The $315 million raised through the partial float of Austereo was used by VRL to reduce debt.

Over the last five years, Austereo has diversified internationally, primarily by providing intellectual property and technical services through local partnerships, alliances and arrangements. To date, Austereo has entered into a joint venture arrangement in Malaysia and has made investments in radio broadcasting businesses in the United Kingdom and Greece.

In addition to radio broadcasting, Austereo has developed a number of related revenue streams including Austereo TV (a 50:50 joint venture between Austereo and production company Screenhog to develop programs around key on air talent and synchronise on air promotions), a 50% joint venture interest in the direct marketing group the Simon Richards Group ("Simon Richards") and a 50% joint venture interest in mcm entertainment, a radio and television program production and international syndication business.

4.2 Industry Overview

4.2.1 Structure

Australia's radio broadcasting industry consists of a mix of privately owned commercial stations, government owned stations (operated by the ABC and SBS) and community not-for-profit stations broadcasting on both the AM and FM bands. Only the commercial stations sell significant advertising time. Accordingly, while the government owned and community stations do not compete directly with commercial broadcasters, they do impact on audience levels.

There are currently more than 250 commercial radio stations broadcasting in Australia, although the majority of these operate in regional markets. The number of commercial radio stations in each of the five largest metropolitan centres in Australia (which dominate advertising revenue) is shown in the following table:

Analysis of Commercial Radio Stations

Market	% of Radio Advertising Revenue[2]	AM	FM	Total
Sydney	27.1%	5	5	10
Melbourne	18.0%	5	5	10
Brisbane	9.1%	4	3	7
Adelaide	6.6%	2	3	5
Perth	6.4%	2	4	6
Total Five City Metropolitan	**67.3%**	**18**	**20**	**38**
Other	32.7%	90	124	214
Total Australia	**100.0%**	**108**	**144**	**252**

Source: ABA

Commercial radio signals are broadcast on both the AM and FM bands. The FM band was introduced for commercial radio in 1980 and offers a number of technical advantages in terms of sound quality delivered and reliability. The FM band is therefore attractive for radio stations with a music based format. It is less important for those stations with a news/talk format. Music radio stations that have remained on the AM band are generally oriented towards "hits and memories" or "easy listening" formats that target the 40+ demographic.

FM radio stations also generate a significantly larger proportion of advertising revenue compared to AM radio stations. ABA broadcasting results for 2001/02 indicate that in the five city metropolitan market, the 20 FM radio stations generated $331.1 million of advertising revenue, representing 72.5% of the total advertising revenue generated in the five city metropolitan market. The 20 AM radio stations generated $125.7 million or 27.5% of total advertising revenue generated in the five city metropolitan market.

[2] Based on ABA radio broadcasting results for 2001/02.

4.2.2 Commercial Radio Participants

In the 10 years since deregulation of the radio broadcasting industry in 1992, a number of national networks have been developed. There are four major commercial radio broadcasters with metropolitan networks: Austereo, ARN, DMG Radio Australia Pty Ltd ("DMG") and Southern Cross. All four have established national metropolitan networks through aggregation:

Metropolitan Commercial Radio Networks			
Owner	**Audience Reach**	**Location**	**Radio Stations**
Austereo	63.0%	Sydney	2DAY FM, Triple M
		Melbourne	FOX FM, Triple M
		Brisbane	B105 FM, Triple M
		Adelaide	SA FM, Triple M
		Perth	92.9 FM, MIX 94.5 FM
		Canberra[3]	FM104.7, MIX 106.3 FM
		Newcastle[4]	KO FM, NX FM
ARN	61.8%	Sydney	101.7 WSFM, MIX 106.5 FM, The Edge 96.1[5]
		Melbourne	GOLD104.3 FM, MIX101.1 FM
		Brisbane[6]	4KQ AM, New97.3 FM
		Adelaide	5DN AM, MIX102.3 FM
		Perth[6]	Nova 93.7 FM
		Canberra[2]	FM104.7, MIX106.3 FM
DMG	58.5%[7]	Sydney	Nova 96.9 FM
		Melbourne	Nova 100 FM
		Brisbane[6]	New97.3 FM
		Adelaide	FIVEaa AM
		Perth[6]	Nova 93.7 FM
Southern Cross	52.6%	Sydney	2UE AM
		Melbourne	3AW AM, Magic 963 AM
		Brisbane	4BC AM, 4BH AM
		Perth	6PR AM, 96fm

Source: ABA

ARN is a joint venture between APN News & Media Limited and Clear Channel International. Clear Channel International owns and operates, with its partners, more than 250 radio stations in Mexico, Australia, New Zealand and Europe. ARN has a dual brand strategy with a MIX and Classic Hits stream operating in most Australian capital cities. MIX is a contemporary format aimed at males and females aged 25-44 and Classic Hits is targeted at 35-54 year old males and females.

DMG is 100% owned by listed United Kingdom media group, Daily Mail and General Trust plc. DMG is a relatively new entrant to the Australian commercial radio broadcasting market, having commenced operations in October 1996 with the purchase of Broadcast Media Group and radio station FIVEaa. DMG's strategy has been to acquire existing stations and networks as well as create new commercial radio stations through acquiring new licences at auctions. To date, DMG has acquired 65 licences across five states, predominantly in regional Australia. It has also acquired new capital city commercial FM licences in Sydney and Melbourne and most recently Adelaide, and is a 50% shareholder in the new Brisbane and Perth radio stations.

---

3 Austereo and ARN each own 50% of these Canberra radio stations.

4 Austereo and RG Capital each own 50% of these Newcastle radio stations.

5 The ABA ruled that the purchase of The Edge 96.1 did not breach the two stations to a market rule as the 101.7 WSFM licence area was superimposed, to a major extent, on the overlapping Sydney and Katoomba licence areas.

6 ARN and DMG each own 50% of Brisbane FM licence New97.3 FM and Perth FM licence Nova 93.7. New97.3 FM is operated by ARN and Nova 97.3 is operated by DMG.

7 Excludes DMG's regional radio network. If DMG's regional radio network is included, its audience reach increases to 70.4%.

Southern Cross has the only national talk radio network covering Australia's major capital cities and primarily provides a mix of news, talk, opinion and sport. Magic 693 AM, 4BH AM and 96fm are music stations. All of Southern Cross's radio stations are AM except for 96fm. All stations target older age groups except for 96fm, which is aimed at the 16-29 demographic.

RG Capital is also a major participant in the Australian commercial radio market. However, it operates predominantly in regional areas. RG Capital operates 36 commercial stations (26 FM and 10 AM) in 20 markets, primarily in Queensland but also with a presence in New South Wales, Victoria and Tasmania. Its major service is Sea FM, based on the Gold Coast, Queensland.

4.2.3 Advertising Market

Commercial radio broadcasting in Australia generates almost all of its revenue from advertising, competing with other forms of media including newspapers, magazines, print media, television, outdoor and cinema. Since 1993, Australian main media advertising revenues have grown at an average rate of 4.7% per annum to $7.5 billion in the year ended 31 December 2002:


Main Media Advertising Revenue - 1993 to 2002
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$ billions (total)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
$ millions (radio)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year ended 31 December
Total Advertising Revenue
Radio Advertising Revenue

Source: CEASA Report for the year ended 31 December 2002

In the year ended 31 December 2002, commercial radio accounted for 9.2% of the Australian main media advertising market, representing total advertising revenues of $684.4 million. The Australian radio advertising market has grown each year over the last ten years, at an average rate of 5.5% (ie. at a greater average annual rate than the overall advertising revenue market). The radio advertising market also grew in the 2001 year (by 1.6%), when the overall advertising market declined by 6.9%.

Radio advertising is forecast to grow at an average annual rate of 2.9% to reach $809 million by 2007[8] based on improving economic conditions and the release of new commercial FM licences. This represents substantially lower growth than that achieved over the last 10 years and reflects a view that, in the absence of any new "killer development", radio is now a mature business.

[8] Australian Entertainment and Media Outlook: 2003-2007, June 1993, PricewaterhouseCoopers.

4.2.4 Regulation

Commercial radio stations operate under licences issued by the ABA in accordance with the Broadcasting Services Act. The key features of the Broadcasting Services Act are:

- there are no foreign investment restrictions other than the rules applying to all investors pursuant to the Foreign Acquisitions and Takeovers Act;
- cross media restrictions prevent owners of newspapers or television licences controlling more than 15% of a radio licensee operating in the same market; and
- any one party can control a maximum of two commercial radio broadcasting licences in a singe licence area.

The two licence rule has resulted in considerable structural change in the industry as it has a fundamental impact on operating economics. A radio station can be operated more cost effectively by an existing operator who can eliminate duplication in a number of areas.

The ABA has responsibility for planning and control of spectrum management and the issue of new licences. As part of this process the ABA reviews the radio services available in each designated broadcast area. As a result of reviews finalised by the ABA on a region by region basis progressively up to December 2001, the following new metropolitan commercial radio licences have been issued over the last three years:

New Commercial Radio Broadcasting Licences Allocated

Date Allocated	Licence Area	Amount Paid ($ millions)	Purchaser	Date Launched
July 2000	Sydney	155.0	DMG/GWR	April 2001
February 2001	Melbourne	70.0	DMG	December 2001
August 2001	Brisbane	67.0	DMG/ARN	October 2001
April 2002	Perth	25.0	DMG/ARN	December 2002
October 2003	Adelaide	24.0	DMG	By October 2004[9]

Source: ABA

The issue of these licences has had a considerable impact on the ratings of existing participants, particularly Austereo, as all of the licences have been acquired by DMG (alone or in conjunction with others) and it has established a network targeting a similar demographic to Austereo. DMG's success in acquiring the recently auctioned Adelaide licence is significant, as it has enabled DMG to complete a five city metropolitan FM radio network.

As part of the same review, the ABA announced an intention to issue additional new metropolitan licences over the next nine months:

New Commercial Radio Broadcasting Licences to be Auctioned

Proposed Date of Auction	Licence Area
April 2004	Sydney
April 2004	Brisbane
August 2004	Melbourne

Source: ABA Release, 22 July 2003

Both DMG and RG Capital have publicly confirmed their interest in bidding for the licences. DMG is primarily interested in Brisbane but has not ruled out bidding for licences in Sydney and Melbourne. RG Capital is most interested in the Brisbane licence. Austereo and ARN are not able to bid as they already own two stations in each of the three cities. The impact of the issue of new licences will be to increase competition in the respective markets for both audience and advertising revenue. The impact on Austereo will depend on

[9] Under the terms of the licence, DMG has up to 12 months to launch the new radio station from the date of acquisition of the licence.

the acquirer (ie. whether the licence becomes part of a network or is a stand alone operator) and the format and targeted demographic of the station launched.

At the 2001 Federal election, the Government committed to reform cross-media ownership restrictions and media specific foreign ownership restrictions in the Broadcasting Services Act. However, in June 2003 the Government's proposed Bill to effect these reforms was defeated in the Senate. The nature and extent of future cross-media and foreign ownership reform is uncertain.

4.2.5 Developments - Digital Radio Broadcasting

Digital radio technology will provide compact disc quality sound and much better reception (ie. better reach and less interference) than FM or AM radio. The Federal Government announced a framework for digital radio in 1998 and digital radio was introduced in Europe several years ago and in the United States this year. However, progress in Australia has been slow and there is no timetable for the introduction of digital radio in Australia.

The impact of the introduction of digital radio on existing commercial radio operators is difficult to predict. It is probable that existing broadcasters would be granted digital licences for their existing services but they would also be required to transmit their programs on FM or AM for a simulcasting period to ensure that listeners are not disadvantaged. Simulcasting could last for up to 10 years. In any event, digital radio is unlikely to have a material impact on radio broadcasting in the short to medium term. It will take a number of years for digital radio receivers to reach the necessary penetration rates and for digital radio transmission facilities to provide comprehensive coverage throughout the country.

4.3 Business Operations

4.3.1 Overview

Austereo operates two distinct radio networks, Today and Triple M, and is the only Australian radio broadcaster with two FM stations in every mainland capital city. Austereo has clear market leadership at a national level with 39.5% of the 18-39 year old audience in Australia's five largest metropolitan cities combined (DMG and ARN have around 16-17% each of this audience) and 26% of the overall audience (ARN has around 16% of this market, Southern Cross has 13% and DMG has 10%).

The target demographic of both networks is the 18-44 year old listener, although the core demographic is the 25-39 age group. The Today network targets a female audience and the Triple M network targets a male audience. Austereo's radio stations are rated first and second in the 25-39 year old demographic in each of the five major capital city markets, except for Sydney (where DMG's Nova 96.9 now ranks ahead of both Austereo radio stations and MIXFM ranks ahead of 2MMM) and Brisbane (where DMG's New97.3FM is in second place, marginally ahead of Austereo's MMM station). In addition, Austereo's Today network has the top rating FM station overall in each of the five major capital city markets. The position of the Triple M network is weaker, rating second FM station in the less lucrative markets of Perth and Adelaide, but with lower shares in the more important Sydney, Melbourne and Brisbane markets.

Austereo has a business strategy of market leadership. Austereo stations, through their leading ratings in key demographics, their ability to deliver advertising on a national basis and their "full service" sales approach, have been able to command substantial advertising rate premiums. However, DMG's developing network has increased competition, fragmenting audiences and putting pressure on advertising rates. This increased competition has had a particularly significant impact on Austereo, given its market leading share of revenue and the costs associated with its "full service" business approach. Nevertheless, Austereo continues to generate very high EBITDA margins compared to its Australian and international peers.

The challenge for Austereo in light of the increase in competition is to protect its position. Triple M Brisbane has had some success in this regard with the introduction of "Freq Club" in January 2003. Freq Club is a loyalty program offering listeners the opportunity to earn points that can be redeemed for prizes. While increased competition enhances the importance of on-air talent, this alone is no longer sufficient. The whole entertainment package (ie. programming and promotion) needs to be more compelling to encourage listener loyalty. With more competitors in the market, Austereo believes that success will be determined by a network's "ownership" of a particular niche or target, whether that is defined by age groups, gender or something else.

Austereo is particularly focused on improving the performance of the Triple M network, which has suffered the greatest decline in ratings since the launch of DMG's new radio stations. Austereo is working on the "reinvigoration" of the Triple M network, with a focus on innovative programming and promotion. This process has commenced with the launch of a new breakfast program, "The Cage", being broadcast in Sydney and Melbourne. While Austereo believes that this strategy will be successful in lifting the Triple M network's ratings, there is a risk that some proportion of any improvement will be at the expense of the Today Network.

4.3.2 Metropolitan Radio Networks

Sydney

Sydney is the most significant of all Australian radio markets. ABA statistics indicate that radio station advertising revenue in Sydney in 2001/02 represented approximately 40% of all capital city radio station revenue for that period. Five commercial FM and five commercial AM radio stations compete in metropolitan Sydney. In addition, The Edge 96.1, owned by ARN, has coverage of approximately 6% of Sydney.

2DAY FM is Austereo's most profitable station and has consistently been the highest rating radio station overall in the Sydney radio market. This position had previously been held by 2UE, an AM station with a talkback format. However, with the defection of Alan Jones from 2UE to 2GB in February 2002, 2UE's overall position has fallen to fifth. Since Nova 96.9's launch in April 2001, it has risen to a consistent second position overall behind 2DAY FM and recently rated ahead of 2DAY FM for the first time, although it fell back to second FM station behind 2DAY FM in the most recent survey. Triple M has suffered from a sustained ratings decline over the last two years, both overall and in its core 25-39 demographic. This decline has been attributed to several changes to its program directors, its breakfast line up and its music format.

The ratings performance of the main competitors in Sydney's key 25-39 demographic are shown in the following chart:


Sydney Ratings: 25-39 Years
%
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
Survey 6/2003
Survey 8/2003
2Day
Triple M
2UE
MIX106.5
Nova 96.9

Source: AC Nielson McNair

Until the launch of Nova 96.9 in April 2001, leadership of the 25-39 demographic was held by Triple M, with an audience share of 20-25%. Subsequent to the launch of Nova 96.9, 2DAY FM's ratings in its key demographic fell from around 20% to around 15%. In contrast, the ratings for Triple M have declined from around 20% to around 11%. Nova 96.9 is now 2DAY FM's main competitor in the 25-39 age group. 2DAY FM and Nova 96.9 have both maintained rating shares of around 15% over the past 12 months, with 2DAY FM generally rating higher than Nova 96.9, although 2DAY FM has lost market share and the market leadership position to Nova 96.9 over the last four surveys. However, in the most recent survey 2DAY FM's audience share of 15.9% was only marginally behind Nova 96.9's share of 16.6%. 2DAY FM has recently announced changes to its breakfast line up (with Judith Lucy, Peter Hellier and Kaz Cooke replacing the current Breakfast Crew and Wendy Harmer and Paul Holmes leaving the station) in an attempt to revive its ratings performance in the key breakfast time slot.

Melbourne

Melbourne is the second most important Australian radio market, generating approximately 27% of overall capital city radio station advertising revenue. Five commercial AM and five commercial FM stations compete for advertising revenue.

The highest rating station overall is 3AW, an AM talkback station owned by Southern Cross. 3AW is the dominant commercial station in the 55+ demographic and ranks second in the 40-54 demographic (behind GOLD104.3). 3AW (and Southern Cross's second Melbourne station Magic 693) have lower ratings in the 25-39 and younger demographics.

FOX FM's overall rating has consistently approached that of 3AW and was leading 3AW by around 2% prior to the launch of Nova 100 in December 2001, following which its overall ratings fell from around 18% to 12%. At the same time, Triple M's ratings fell from around 12% to 8%. It is only the sixth rating station overall (after 3AW, FOX FM, ABC 774, GOLD and Nova 100).

The following chart shows the ratings of the major commercial radio stations in the 25-39 demographic since mid 2000:


Melbourne Ratings: 25-39 Years
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
Survey 6/2003
Survey 8/2003
FOX FM
Triple M
3AW
Nova 100

Source: AC Nielson Mc Nair

Prior to the launch of Nova 100 in December 2001, FOX FM and Triple M were the clear leaders in the 25-39 demographic, with FOX FM generally leading Triple M. While Nova 100 peaked at around 24% shortly after its launch (to take the number 1 position), it has since stabilised at around 14% audience share. Both FOX FM and Triple M suffered audience losses, and, apart from FOX FM peaking at 22% in late 2002, both had also settled at around 15%. However, Triple M has regained market share after falling to a low of 13% in April 2003. It had an 18% audience share in the most recent survey and has been the number one rating radio station in the 25-39 demographic for the last four surveys. The improvement in Triple M's ratings is in part attributable to the new breakfast program, "The Cage".

Brisbane

Brisbane is a profitable radio market characterised by relatively few commercial radio competitors. There are only three commercial FM radio stations (two of which are owned by Austereo) and four commercial AM stations, one of which is devoted to horse racing. Unlike other major capital cities, talkback radio has not been particularly successful. Instead, Austereo's B105 FM has generally had a commanding lead in overall ratings since 1992, consistently rating in the low to mid 20%'s prior to the launch of New97.3FM in December 2001. While B105 FM has retained its number 1 overall rating, its ratings performance has fallen to around 17-18%. Triple M, which had clear ownership of the number 2 overall ratings position, now competes with New97.3FM for this position. Apart from New97.3FM, the principal competitors of Austereo's Brisbane stations are the AM stations 4KQ AM (owned by ARN) and 4BC (owned by Southern Cross). 4KQ AM has a female orientation and is targeted at the 35+ demographic. 4BC AM is Brisbane's only commercial talk station and has clear leadership in the 55+ demographic.

In the key 25-39 demographic, Austereo's stations had a dominant position prior to the launch of New97.3 FM, as illustrated in the following chart:


Brisbane Ratings: 25-39 Years
%
45
40
35
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
Survey 6/2003
Survey 8/2003
B105 FM
Triple M
4BC
4KQ
New97.3 FM

Source: AC Nielson Mc Nair

B105 FM has been most affected by the launch of New97.3 FM, with its 25-39 demographic market rating falling from in excess of 35% to around 20%, before recovering to 24% in the most recent survey. Triple M's ratings in this key demographic have been much more resilient, remaining at around 20-25%. New97.3 FM also appears to have settled at around 22%, making competition for the number 1 position in Brisbane's 25-39 demographic intense. 4KQ rates considerably lower in this demographic at around 4% in recent surveys.

Adelaide

Adelaide is a relatively small radio market. The commercial radio stations are Austereo's SA FM and Triple M, ARN's 5AD AM and its sister station, MIX102.3 FM, and FIVEaa AM, controlled by DMG. While South Australian listeners generally have more conservative musical tastes than listeners in other capital cities, SA FM, with its "today's best music" format, has consistently been the overall top rating station for the last four years.

Austereo's stations are the clear market leaders in the 25-39 demographic, with SA FM achieving ratings of 30-35% and as high at 40% and Triple M consistently rating second with a market share of around 20-25%:


Adelaide Ratings: 25-39 Years
%
45
40
35
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
Survey 6/2003
Survey 8/2003
SA FM
Triple M
FIVEaa
MIX102.3 FM

Source: AC Nielson Mc Nair

DMG's acquisition of a new commercial FM radio licence in Adelaide in October 2003 and expected launch of a new radio station in late 2003 or early 2004 are likely to have a significant impact on Austereo's dominant position in the Adelaide market.

Perth

The Perth radio market is made up of six commercial stations. Austereo owns the two leading stations, MIX94.5 FM and 92.9 FM, although 92.9 FM has been competing with Southern Cross's 96fm for the number 2 position since the launch of Nova 93.7 in December 2002. The launch of Nova 93.7 has not had a material impact on MIX94.5 FM's leading overall position, but has resulted in 92.9 FM's overall ratings falling from around 15% to 12.2%.

The ratings performance of these four competitors in the key 25-39 demographic is illustrated in the following chart:


Perth Ratings: 25-39 Years
%
35
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
Survey 6/2003
Survey 8/2003
MIX 94.5FM
92.9FM
96fm
Nova 93.7

Source: AC Nielson McNair

Leadership of the 25-39 demographic was shared between Austereo's two stations and 96fm prior to the launch of Nova 93.7. Since the launch of Nova 93.7, MIX94.5FM has

become the clear leader in this demographic, although in the last two surveys, MIX94.5FM has lost ground to 92.9FM. 92.9 FM is now the second rating station in this demographic. Despite Nova 93.7 also having a strong start, achieving a 14% rating in its first survey, its ratings subsequently fell to a low of 11% before recovering to 13% in the latest survey. Unlike the DMG owned stations in the other capital cities, Nova 93.7 has the lowest rating of all of the FM radio stations in Perth.

4.3.3 Regional Radio Stations

Canberra

Austereo owns (in a 50:50 joint venture with ARN) both of the top rating commercial radio stations in the Canberra market. FM 104.7 is the top rating station in Canberra overall and dominates the 18-39 demographic. FM 104.7 has an 18-39 focus with a male orientation. MIX 106.3 FM is the third highest rating station overall (after FM 104.7 and 666 ABC) and ranks second behind FM 104.7 in the 25-39 age group. MIX 106.3 FM has an 18-39 focus and a female orientation. The ABC's 2JJJ also rates strongly in the 18-39 demographic.

Newcastle

Newcastle is the largest non-capital city radio market in Australia. KO FM is focused on the 30+ market, with a light/classic rock format. It is the overall ratings leader, the second highest rating station in the 25-39 demographic and the highest rating station in the 40-54 demographic. NX FM is a female skewed station aimed at the under 30's market. It is the second highest rating station overall, achieving its highest ratings amongst listeners aged 24 and younger but is also the highest rating station in the 25-39 demographic.

The other participants in the Newcastle commercial radio market are NEW FM and 2HD. NEW FM has a rock/adult contemporary format and a younger focus than KO FM. It rates strongly in the 18-24 demographic (although behind NX FM and 2JJJ). 2HD is an AM talk back station. It attracts a substantial audience in the 55+ demographic and is the third highest rating station overall.

The sale of a 50% interest in the Newcastle stations to RG Capital was a strategic move designed to improve the profitability of the Newcastle stations by taking advantage of RG Capital's proven ability to run regional stations and other synergy benefits that could be achieved. The Newcastle stations achieved a 38% increase in EBITA in the year ended 30 June 2003 compared to that achieved in the prior year when the stations were 100% owned by Austereo.

4.3.4 International Businesses

Austereo's international business strategy is focused on creating growth opportunities for the company by providing its intellectual capital and proprietary systems in selected overseas markets. Austereo believes that it can contribute to and improve the performance of (and therefore the value of its investment in) radio stations in other countries through providing these services. Investments have been made to date in Malaysia, the United Kingdom and Greece.

Malaysia

The Malaysian radio industry is highly regulated, with the Malaysian government issuing licences and prohibiting direct foreign ownership of radio stations. As a result, in 1998, Austereo entered into a joint venture with Malaysian group Usaha Tegas to provide services to a radio licensee affiliate of Usaha Tegas (MEASAT Radio Communications ("MEASAT")) to develop five radio networks in Malaysia. Austereo's role has been to construct the radio premises, establish the radio formats, launch the five national networks, provide marketing expertise and provide senior operational executives. In return for the provision of these services, Austereo receives a performance-related fee calculated by reference to the net advertising revenue of the networks.

By 2003, these networks had a 67% share of the advertising revenue market and were ranked the number 1 Malaysian language radio network (with 5.6 million listeners), the number 1 Chinese language radio network (with 2 million listeners) and the number 1 English language radio network (three networks with a total of 2.4 million listeners).

United Kingdom

In November 2000, Austereo entered into a three year commercial services agreement with UKRD Limited ("UKRD"), one of the fastest growing radio operators in the United Kingdom. UKRD now controls 12 radio licences throughout regional areas of the United Kingdom and has interests in a further five stations. In addition to the commercial services agreement, Austereo has a 5.7% economic interest in UKRD and an option to acquire up to a 10% economic interest at agreed exercise prices before March 2004.

Greece

In July 2001, Austereo acquired a 75% economic interest in KLIK FM, an established Greek FM radio station based in Athens, for $7.4 million. At the same time, Austereo entered into an agreement with SBS Broadcasting to establish a joint venture in Greece to provide facilities and services to KLIK FM and to the new FM radio station owned and operated in Greece by SBS Broadcasting. The joint venture has enabled Austereo to maximise revenue and achieve cost savings in the operations of both radio stations. KLIK FM was relaunched as Village 88 FM ("Village FM") in October 2001 with an international hits format and is now the number one rating international station in Athens. In May 2003, Austereo acquired the remaining 25% economic interest in Village FM.

4.3.5 Other Businesses

The Simon Richards Group

In August 1998, Austereo acquired a 50% interest in Simon Richards. Simon Richards is a direct marketing group providing a combination of direct mail, telemarketing, online and database management to target its clients' customers. Simon Richards contributed an EBITA loss of $1 million in the year ended 30 June 2003. As a result of an internal restructuring, the business is expected to make a positive contribution to earnings in 2003/04.

mcm entertainment

mcm entertainment is a 50:50 joint venture between Austereo and mcm international group pty ltd. mcm entertainment produces, syndicates, markets and distributes English language radio and television programmes in Australia, Malaysia, Papua New Guinea, Kenya and Uganda. Programmes produced and distributed by mcm entertainment include "Take 40 Australia" and "Cold Live At The Chapel". After contributing small losses in its first two years of operation, mcm entertainment now contributes $0.2-0.3 million annually to EBITA.

4.4 Historical Financial Performance

The historical financial performance of Austereo for the five years ended 30 June 2003 is summarised below:

Austereo – Financial Performance ($ millions)					
	Year ended 30 June				
	1999	2000	2001	2002	2003
Radio revenue[10]	183.9	222.5	246.0	238.2	221.3
Other revenue[11]	8.6	10.6	14.8	18.6	24.7
Total operating revenue	**192.5**	**233.1**	**260.9**	**256.8**	**246.0**
EBITDA[12]	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Radio EBITDA	64.3	84.9	97.5	87.7	82.0
Other EBITDA	2.0	1.1	0.3	1.3	(8.1)
Depreciation and amortisation	(4.6)	(5.3)	(6.3)	(8.5)	(8.4)
EBITA[13]	**61.7**	**80.7**	**91.5**	**80.5**	**65.5**
Radio EBITA	60.0	80.2	92.0	80.3	74.6
Other EBITA	1.7	0.5	(0.5)	0.2	(9.1)
Amortisation of goodwill	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
EBIT[14]	**61.6**	**80.6**	**91.4**	**80.4**	**65.4**
Net interest expense			(14.6)	(10.2)	(11.7)
Specific items			-	6.5	0.3
Operating profit before tax			**76.8**	**76.7**	**54.0**
Income tax expense			(26.3)	(19.7)	(17.2)
Profit after tax			**50.5**	**57.0**	**36.8**
Outside equity interests			-	-	0.2
Profit after tax attributable to Austereo shareholders			**50.5**	**57.0**	**36.6**
Statistics					
Growth in radio revenue	*8.3%*	*21.0%*	*10.8%*	*-3.2%*	*-7.1%*
Growth in radio EBITDA	*25.7%*	*32.0%*	*14.8%*	*-10.1%*	*-6.5%*
Radio EBITDA margin	*35.0%*	*38.2%*	*39.6%*	*36.8%*	*37.1%*
Radio EBITA margin	*32.7%*	*36.1%*	*37.4%*	*33.7%*	*33.7%*
Earnings per share (cents)			*11.7*	*13.0*	*8.6*
Dividends per share (cents)			*3.4*	*7.9*	*7.2*
Franked amount of dividend			*100%*	*100%*	*100%*

Source: Austereo Prospectus, company announcements, Annual Report, audited accounts

For the three years ended 30 June 2001, Austereo achieved strong growth in revenue and EBITDA. The overall radio advertising market grew by an average of around 8% per year over this three year period[15]. Austereo's radio revenue grew by an average of 13% per year over the same period, reflecting Austereo's increased ratings and leading national market position. By 30 June 2001, Austereo commanded a 56% share of its target under 40's demographic across Australia's mainland capitals. Austereo was able to achieve growth in radio revenue of 10.8% in the year ended 30 June 2001 despite the Australian and global advertising markets declining in that year.

10 Radio revenue represents revenue from metropolitan radio networks, regional radio stations and international radio operations, joint ventures and investments.

11 Other revenue represents revenue from non-radio operations (mcm entertainment and Simon Richards) and discontinued businesses (AustereoLive, Eyeshop and MTV).

12 EBITDA is earnings before net interest expense, tax, depreciation and amortisation.

13 EBITA is earnings before net interest expense, tax and amortisation of goodwill.

14 EBIT is earnings before net interest and tax.

15 Sourced from CEASA.

Over the same period, Austereo's radio EBITDA margins increased from 35% in the year ended 30 June 1999 to 39.6% in the year ended 30 June 2001. Austereo achieves high EBITDA margins in comparison to its Australian and international peers, partly because of the cost savings generated though the operation of two radio stations in each capital city market. The increase in EBITDA margins reflected Austereo's continued management of its cost base as well as the operational leverage of the radio business. As a significant proportion of radio costs are fixed or semi fixed in nature, a high proportion of each dollar of incremental revenue flows straight to EBITDA.

In contrast, both revenue and EBITDA from Austereo's radio operations declined in the years ended 30 June 2002 and 2003. EBITDA margins also declined to around 34%. While some of the decline in performance could be attributed to continued softness in the advertising market, the primary reason for the decline was the impact on Austereo of the launch of new commercial FM radio stations by DMG's Nova in Sydney (April 2001), Melbourne (December 2001), Brisbane (October 2001) and Perth (December 2002).

The impact in the year ended 30 June 2002 (3.2% decline in radio revenue and 10.1% decline in radio EBITDA) reflected a full year of competition from Nova in Sydney and six months of competition in the Melbourne and Brisbane markets. The impact in the year ended 30 June 2003 was more severe (7.1% decline in radio revenue and 6.5% decline in radio EBITDA), reflecting a full year of competition in the three largest metropolitan radio markets and six months of competition in the Perth market. In addition, the sale by Austereo of a 50% interest in its Newcastle radio stations in March 2002 resulted in its results no longer being consolidated but being accounted for on an equity investment basis. The decline in the EBITDA margin in these two years reflects the increase in marketing and personnel costs required to operate in the now more competitive radio markets.

Revenue and earnings from Austereo's other business operations is minimal. These businesses make a very small contribution to revenue and EBITDA (around 6-7% of revenue and less than 2% of EBITDA). Austereo has announced its intention to divest these non-core assets.

Grant Samuel has had access to Austereo's budget for the year ending 30 June 2004 but the budget is not set out in this report at the request of the directors of VRL due to commercial sensitivity. The budget shows a marginal decline in the performance of Austereo's radio businesses compared to performance for the year ended 30 June 2003. The major assumptions underlying the budget are:

- growth in the national metropolitan radio advertising market of 1.6%;
- a marginal decline in Austereo's national metropolitan radio advertising market share;
- costs (other than the specific costs referred to below) generally increasing at inflation (which is assumed to be 2%); and
- specific costs for the relaunch of the Triple M Network and for new marketing campaigns designed to ensure that Austereo maintains its market leadership position.

The growth in revenue and earnings and the margins earned are distorted to some extent by the accounting treatments required under the Australian Accounting Standards for Austereo's various interests in its business operations. Revenue and earnings from Austereo's investments in MEASAT and Village FM are consolidated (as was Newcastle prior to March 2002). Austereo's interests in joint ventures (the Canberra radio stations, Simon Richards and mcm entertainment) are accounted for by including in revenue and costs Austereo's share of joint venture revenue and costs. The 50% interest in the Newcastle radio station joint venture (post March 2002) is accounted for on an equity accounting basis and the 5.7% interest in UKRD is accounted for as an investment.

The performance of each of Austereo's key business segments is more clearly shown in the following table:

Austereo – EBITA by Business Segment ($ millions)				
	Year ended 30 June			
	2000	2001	2002	2003
Metropolitan networks	76.7	87.6	74.8	68.0
Regional stations	2.8	3.1	3.1	2.6[16]
International	0.7	1.3	2.4	4.0
Total radio EBITA	**80.2**	**92.0**	**80.3**	**74.6**
Other	0.5	(0.5)	0.2	(9.1)
Total EBITA	**80.7**	**91.5**	**80.5**	**65.5**

Source: Austereo

The considerable decline in EBITA from the metropolitan networks in 2001/02 and 2002/03 is evident, amounting to almost $20 million over the two year period. The Triple M network has suffered a greater decline in revenue than the Today network, reflecting its greater loss of market share and consequent diminished ability to charge premium advertising rates.

The EBITA from the regional stations in Canberra and Newcastle stations grew steadily over the three years ended 30 June 2002. This reflects both the increasing population base in these geographical areas and the appeal that these markets have to advertisers, as well as management of costs. There was a slight drop in EBITA in 2003 reflecting the decline in Austereo's interest in the Newcastle radio stations from 100% to 50% following the formation of the joint venture, largely offset by a near doubling in EBITA for the stations since the formation of the joint venture.

International EBITA is made up of EBITA contributions from MEASAT, Village FM and UKRD.

Other EBITA represents contributions from mcm entertainment, Simon Richards and discontinued businesses (such as MTV, Eyeshop and Austereo Live).

16 In 2003, EBITA from regional stations includes Austereo's 50% interest in the Newcastle joint venture which is accounted for on an equity investment basis. Accordingly, the contribution from the Newcastle joint venture represents an after tax amount.

4.5 Financial Position

The financial position of Austereo at 30 June 2002 and 30 June 2003 is summarised below:

Austereo – Financial Position ($ millions)	As at	
	30 June 2002	30 June 2003
Debtors and prepayments	51.5	48.0
Creditors and accruals	(41.1)	(35.4)
Net working capital	**10.3**	**12.6**
Property, plant and equipment	32.7	26.4
Investments	14.4	15.2
Other	8.3	5.8
Tax assets (net)	4.1	4.3
Employee entitlements	(10.1)	(9.9)
Tax provision	(4.0)	(9.5)
Unearned revenue	(1.2)	(1.3)
Net tangible assets	**54.4**	**43.6**
Radio licences	927.1	926.7
Intangible assets	4.8	2.2
Total funds employed	**986.4**	**972.5**
Cash and deposits	3.7	0.9
Bank loans	(163.6)	(162.5)
Finance lease liabilities	(0.7)	(0.5)
Net borrowings	**(160.6)**	**(162.1)**
Net assets	**825.7**	**810.4**
Outside equity interests	2.5	-
Equity attributable to Austereo shareholders	**823.2**	**810.4**
Statistics		
Net assets per share	*$1.91*	*$1.92*
Net tangible assets per share	*$0.12*	*$0.10*
Gearing (net borrowings/(net borrowings + net assets))	*16.3%*	*16.7%*

Source: Austereo Annual Report, management accounts

The major balance sheet item is radio licences of $926.7 million. The radio licences were revalued from $454.7 million to $923.5 million prior to Austereo relisting in March 2001. The carrying value of the radio licences is reviewed annually by independent valuers.

The investments balance represents Austereo's investments in associates of $7.4 million (radio transmitter businesses in Sydney, Melbourne and Perth and Austereo's 50% interest in the Newcastle radio station joint venture) and investments in unlisted companies of $7.8 million (primarily Austereo's 5.7% interest in UKRD).

At 30 June 2003 Austereo had outstanding loans to executives of $9.6 million. These loans are in relation to the employee share ownership scheme and are classified as other in the above table, along with other non current receivables and payables.

Austereo is relatively lowly geared at around 16-17% compared to other radio broadcasters in Australia, which have gearing levels in the range of 30-40%.

Outside equity interests at 30 June 2002 consist of the 25% economic interest in Village FM not owned by Austereo at that time. Austereo acquired the remaining 25% economic interest in Village FM in May 2003.

4.6 Cash Flow

Austereo's cash flows for the five years ended 30 June 2003 are summarised below:

Austereo – Statement of Cash Flows ($ millions)					
	Year end 30 June				
	1999	2000	2001	2002	2003
EBITDA	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Movement in working capital	0.3	(2.9)	np[17]	1.9	(4.1)
Capital expenditure (net)	(4.7)	(7.7)	np	(5.9)	(1.8)
Operating cash flow	**61.8**	**75.4**	**np**	**85.1**	**64.2**
Tax paid	-	-	np	(23.1)	(12.5)
Net interest paid	(10.1)	(12.8)	np	(10.3)	(11.6)
Dividends paid	(22.5)	(95.5)	np	(29.8)	(33.6)
Investments (net)	1.8	-	np	5.5	3.6
Investment in tangibles (net)	(5.2)	-	np	-	-
Loans (net)	(62.6)	30.3	np	(0.4)	-
Purchase of controlled entity	-	-	np	(5.9)	-
Payment for share buyback	-	-	np	(10.0)	(15.4)
Net cash generated (used)	**(36.9)**	**(2.6)**	**26.9**	**11.2**	**(1.5)**
Net borrowings – opening	*(159.3)*	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*
Net borrowings – closing	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*	*(162.1)*

Source: Austereo Annual Reports, management accounts

Austereo generates strong operating cash flows from its business operations. Radio businesses generally have low capital expenditure requirements. In Austereo's case, annual capital expenditure has been in the range $5-8 million, which equates to approximately 7.0-9.0% of EBITDA and is roughly equivalent to the annual depreciation and amortisation expense.

Austereo has implemented share buy back schemes during the last two financial years to return excess cash to shareholders. Approximately 5.9 million Austereo shares were bought back during June 2002 for a total cost of $10.0 million, and approximately 10.4 million Austereo shares were bought back during the year ended 30 June 2003 for a total cost of $15.4 million. In October 2003, Austereo bought back a further 0.8 million Austereo shares, issued under Austereo's Employee Share Scheme, following the resignation of Group Managing Director, Brad March.

4.7 Franking Credits

At 30 June 2003 Austereo had franking credits of $10.7 million available to be distributed to shareholders via the payment of franked dividends.

4.8 Capital Structure and Ownership

Austereo has 420,463,187 ordinary shares on issue and no options.

VRL has a 59.8% controlling interest in Austereo. There are two other substantial shareholders, both of which are institutional investors:

Austereo – Other Substantial Shareholders as at 18 August 2003		
	Number of Ordinary Shares (000's)	Percentage of Issued Share Capital (%)
Perpetual Trustees Australia Limited	43,783,965	10.4%
Maple-Brown Abbott Limited	34,812,892	8.3%

[17] Cash flows for the year ended 30 June 2001 were not able to be provided by Austereo management, as a result of the restructure which occurred during the year in preparation for the IPO and the consequent differences in legal structure before and after the IPO.

Despite VRL's controlling 59.8% interest, Austereo shares are relatively widely held, with 2,404 registered shareholders as at 17 September 2003.

4.9 Share Price History

A summary of the share price history of Austereo since relisting on the ASX on 5 March 2001 is set out below:

Austereo – Share Price History

	Share Price ($)			Average Weekly Volume (000's)
	High	Low	Close	
Year ended 31 December				
2001	2.40	1.50	2.24	4,511
2002	2.26	1.32	1.51	4,073
Quarter ended				
January - March 2003	1.62	1.19	1.32	1,721
April - June 2003	1.54	1.31	1.45	2,159
Week ended				
3 October 2003	1.41	1.36	1.37	1,213
10 October 2003	1.49	1.37	1.40	1,671
17 October 2003	1.60	1.47	1.59	1,597
24 October 2003	1.59	1.52	1.58	2,657
31 October 2003	1.57	1.49	1.50	3,316
7 November 2003	1.53	1.43	1.43	934
14 November 2003	1.46	1.34	1.38	6,812
21 November 2003	1.44	1.31	1.32	824

Source: IRESS

This share price and trading volume history is depicted graphically below:


Austereo - Share Price and Trading Volume
(March 2001 - August 2003)
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Share Price
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Volume (000's)
Release of
2001 Annual
Report
2003 first half results
announcement
Mar-01
Jun-01
Aug-01
Nov-01
Feb-02
May-02
Jul-02
Oct-02
Jan-03
Apr-03
Jun-03

Source: IRESS

When Austereo relisted in March 2001, its shares opened at $1.70, an 8% discount to its initial public offer price of $1.85 per share. The share price subsequently increased and by the following month was at a slight premium to $1.85. Over the next eight months, Austereo's share price rose steadily reflecting market enthusiasm for a market leader in the radio industry with a track record

of consistent earnings growth and a strong management team. At the time of relisting, Austereo was the only Australian radio broadcaster with a national metropolitan radio network which operated in the five largest metropolitan centres in Australia, with a leading position in the most attractive advertising segment, the 18-39 year old audience.

On 10 September 2001, Austereo announced its preliminary results for the year ended 30 June 2001, reporting a proforma net profit after tax of $50.5 million, exceeding its prospectus forecast of $49.9 million in a weak advertising market. The market responded positively to Austereo's profit announcement with 24.1 million shares traded in the week following the announcement and the share price increasing to a high of $2.40 on 30 November 2001.

Since November 2001, Austereo's share price has declined steadily, falling below its initial public offer price in late February 2002, and reaching an historical low of $1.19 on 13 March 2003 before stabilising in the $1.40-1.50 range. A specific contributing factor to the fall in the share price was the release of Austereo's results for the six months ended 31 December 2002, which reflected a further decline in earnings in its core Australian radio business. Broader factors that contributed to the downward pressure on Austereo's share price included the depressed advertising market in Australia and globally (which affected the earnings and share prices of most advertising dependent businesses) as well as the competitive pressure from DMG's Nova radio stations, which had increased market share in the cities in which it held licences and continued to threaten Austereo's market share.

The recent fall in Austereo's share price was in response to the announcement at Austereo's AGM that it was expecting a modest decline in EBIT in the year ending 30 June 2004.

A comparison of the performance of Austereo shares against the S&P/ASX300 Media Index and S&P/ASX All Ordinaries Index since March 2001 is shown below:


Austereo v S&P/ASX 300 Media Index and
S&P/ASX All Ordinaries Index
(March 2001 - August 2003)
140
130
120
110
100
90
80
70
60
50
40
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Austereo
S&P/ASX All Ordinaries
S&P/ASX 300 Media

Source: IRESS

The relative performance graph shows that Austereo shares outperformed the S&P/ASX All Ordinaries Index from listing until May 2002, after which it has underperformed the S&P/ASX All Ordinaries Index. This relative movement is consistent with the trend in advertising markets and the earnings performance of Austereo. However, Austereo has continued to outperform the S&P/ASX 300 Media Index since its relisting in March 2001, reflecting its strong position in the radio market. Austereo's relative outperformance has declined over the last 10 months reflecting the audience and revenue fragmentation resulting from the competition from the Nova radio stations.

5 Profile of the Other Village Businesses

5.1 Film Production

5.1.1 Overview of the Film Production Industry

The international film industry is dominated by seven Hollywood-based "major studios": Walt Disney, Paramount, Warner Bros., Universal, Twentieth Century Fox, Sony (Columbia) and MGM/UA. The major studios (other than MGM/UA) are all now subsidiaries of larger media and entertainment focused conglomerates. In recent years, "mini-major" production companies such as Dreamworks and Pixar have played an increasingly important role in the production of feature films.

The industry is divided into two major activities, production and distribution, both of which are dominated internationally by the major studios. Distribution involves the exploitation of films by theatrical exhibition, video (VHS and DVD) rental and sale, pay and free-to-air television, merchandising and sales to other markets. Films are commonly released first in the North American market place before international release, although the gap between North American and international release is generally shortening.

Film production involves the following four major activities:

- Development (concept acquisition, screenplay development, securing of key talent including director and principal cast);
- Pre-production (securing of production facilities and personnel, finalisation of production schedule and budget, selection of locations and building of sets);
- Production (principal photography); and
- Post-production (editing, creation of special effects, recording of musical score, sound editing and creation of the completed "final cut").

Recent years have seen a marginal decline in the number of films released in the US:


Films Released in the US
600
500
400
300
200
100
0
1995
1998
1999
2000
2001
2002

Source: VRL

However, average film budgets and revenue have grown strongly, with the industry increasingly focusing on the production of "blockbuster" films. This has been reflected in growing film revenues, both in the North American market and internationally:


World Wide Box Office
US$ billions
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
North America
Europe, Middle East & Asia
Asia Pacific
Latin America

Source: VRL

Growth in cinema numbers in developed markets has slowed in recent years and cinema attendance numbers are unlikely to grow significantly in those markets. However, non-theatrical exploitation is becoming increasingly important, with home video now the most important distributor revenue stream by a substantial margin. Home video revenue grew at an annual compound rate of 10% between 1991 and 2001, and is expected to continue to exhibit strong growth as a result of the success of DVD. Television revenues are also expected to grow strongly, assisted by the growth in pay per view and video on demand made possible by digital transmission.

The following chart shows historical and projected growth in distributor revenue streams:


Film Distributor Revenue Streams
US$ billions
80
70
60
50
40
30
20
10
0
1991
1996
2001
2006E
2010E
Home Video
Theatrical
Television & Other
Merchandising

Source: VRL

5.1.2 Overview of Operations

VRL's film production activities are conducted through Village Roadshow Pictures ("VRP"), the production division of VRL. VRL can trace its participation in the film production business back to the 1970's, through its involvement in the production and distribution of Australian films such as *Mad Max*, *Breaker Morant, Priscilla Queen of the Desert* and *Muriel's Wedding*. However, VRL (through VRP) entered the film production business in a substantial way in 1998, through the establishment of a film Co-Production Agreement with Warner Bros.

Between 1998 and early 2003 VRP was involved in the production of 30 films (principally with Warner Bros.) VRP effectively acquired the international (ie. non-North American) rights for exploitation of these films. Some of the films were highly successful:

- *The Matrix*, released in March 1999, grossed US$451million in world wide box office takings;
- *Ocean's Eleven*, released in December 2001, grossed US$450 million in world wide box office takings; and
- *Miss Congeniality*, released in December 2000, grossed US$211 million in world wide box office takings.

Other high profile films produced by VRL included *Two Weeks Notice*, *Training Day*, *Cats & Dogs*, *Deep Blue Sea, Three Kings* and *Swordfish.*

In February 2003 VRL announced a restructuring of its film production interests. VRP acquired a 100% interest in Village Roadshow Films (BVI) Limited ("VRF"), the company established to acquire and finance the international rights to the films co-produced by VRP with Warner Bros. and other major US studios. Previously, VRP had only held a 19.9% interest in VRF. At the same time, VRP restructured its production financing arrangements. The new finance facility is a US$900 million revolving facility, secured over future cash flows from films co-produced by VRP and to which, through VRF, VRP holds the international rights. The facility was "seeded" with a portfolio consisting of the first 30 films previously co-produced by VRL. The facility allows VRP to participate in films across a larger budget range than VRP could previously fund.

The first film co-produced by VRL (with Warner Bros.) in this new structure was *Dreamcatcher*. This was followed by *The Matrix Reloaded*, which has grossed over US$730 million in worldwide box office, *Mystic River* and *The Matrix Revolutions*, which has grossed over US$400 million in worldwide box office to date.

The terms of the finance facility are critical to an assessment of VRL's film production business:

- the facility is secured against the VRP film library and the proceeds from its exploitation. VRL's exposure is limited to the US$100 million equity contributed by VRP as support for the facility (by way of a subordinated loan), a US$70 million security deposit, any unfunded print and advertising ("P&A") costs not recovered by VRP out of exploitation proceeds, and a potential clawback of recovered P&A costs and any distribution fees paid to VRP to a maximum amount of US$35 million, as well as any film exploitation profits received in cash by VRL;
- actual film production costs are typically funded during production by VRP's major studio partner (in most instances, Warner Bros.). VRP will fund its share of film production (negative) costs through its acquisition (via VRF) of the international rights to the film. VRP will only acquire the international rights if films are completed and delivered and also meet certain criteria. VRP has no obligation to acquire films that do not meet the criteria;

- 85% of releasing (P&A) costs will be funded by the facility. The remaining 15% is to be funded by VRP and recovered out of the proceeds on film exploitation;

- no further drawdowns will be allowed against the facility after February 2006, and the debt is scheduled to be fully repaid by January 2011. There is an agreed amortisation programme in respect of the debt matching the 30 films used to "seed" the facility. A defined debt amortisation program applies to new films financed, to match the expected pattern of exploitation proceeds;

- until February 2006, VRL will have limited ability to extract cash from the VRF financing structure. After payment of interest and scheduled principal repayments, VRP will be entitled (subject to funds availability) to payment of a 12% coupon on its $100 million equity contribution, the recoupment of unfunded P&A costs and an effective profit distribution, subject to a prescribed limit. Any surplus cash will be required to be used to prepay future scheduled principal repayments. VRP also receives interest on the security deposit;

- after February 2006, and once all the bank debt is repaid, surplus cash can be returned to VRP; and

- VRP is also entitled to recover production and overhead ("P&O") fees. These fees do not depend on the profitability of the film portfolio.

Accordingly, the economic benefits for VRP of the film production business will be a function of three factors:

- the P&O fees received by VRP;

- the overhead costs associated with the VRP business; and

- film profitability.

The relationship between VRP and Warner Bros is a core part of the VRP business model:

- the Warner relationship provides VRP with substantial credibility. Warner Bros. has been one of the leading major studios in recent years. The Warner relationship provides VRP with enhanced access to development opportunities and "talent";

- collaborative financing enables VRP to be involved in the production of a larger portfolio of films, including bigger budget films. VRP believes that bigger budget films generally have better prospects for commercial success than smaller budget films. The creation of a significant portfolio of films is important, to diversify film performance risk,

- both VRP and Warner Bros. must approve each film to be co-produced by the parties, including approval of the final script, production budget, director and principal cast;

- whilst Warner Bros. acquires the domestic (ie. North American) rights and VRF the foreign rights for each film that is co-produced, the effect of the arrangements in most circumstances is that Warner Bros. and VRP end up with 50:50 interests in each film. "Crossing payments" as between Warner Bros. and VRP generally have the effect of redistributing any disproportionate profitability as between the domestic and foreign markets;

- VRP has the rights for co-produced films for the foreign markets. VRL is the direct distributor in Australia, New Zealand, Greece and Singapore through the distribution division. In other markets (where VRL does not have distribution infrastructure), VRL sub-contracts distribution to Warner Bros. for a market-based distribution fee.

VRP is not primarily responsible for physical production, but its involvement extends well beyond mere production financing:

- VRP focuses on film selection, with a structured, commercially oriented process aimed at selecting films with a good chance of success in the international market place. VRL believes that its international experience in film distribution and exhibition allows it to bring valuable insights to the film selection process;
- VRP emphasises cost management. Its executives are closely involved in monitoring production progress and performance against cost budgets. Wherever possible and practicable, VRP promotes production in lower cost countries outside the United States, such as Australia and Canada;
- VRP is involved in the oversight of production, having input through all phases including the creative, pre-production, physical and post-production phases; and
- VRP is closely involved in film marketing, which is often a critical determinant of commercial success.

VRP has arrangements similar to those with Warner Bros. with a number of other major studios. In addition to the 30 films co-produced with Warner Bros., since 1997 VRP has co-financed and co-produced four films with Paramount, Sony and New Regency/Fox.

5.1.3 Financial Performance and Prospects

The historical and budgeted profitability of VRL's film production business is summarised in the following table:

VRP – Operating Performance ($ millions)					
	Year ended/ending 30 June				
	2000 (actual)	2001 (actual)	2002 (actual)	2003 (actual)	2004 (budget)
Net Earnings	**11.7**	**36.9**	**23.7**	**23.8**	**33.7**
Net interest expense (inter-company to VRL)				(12.8)	(23.2)
Profit before tax	**11.7**	**36.9**	**23.7**	**11.0**	**10.5**
Significant items				(49.4)	
Discontinued operations	(10.3)	(26.0)	1.5	(3.0)	
Profit after tax			**25.2**	**(41.4)**	**10.5**

Source: VRL

Net earnings represent the sum of film profitability (including facility interest charges) and producer and overhead fees, less overheads and other costs. For reasons of commercial sensitivity, VRL has requested that a detailed analysis of net earnings not be disclosed.

Discontinued items in 2000 and 2001 relate to the closure of VRP's television and small film theatrical film production activities. The significant item in 2003 of $49 million relates to the establishment of VRF's new film finance facility.

VRL's current forecasts suggest that VRP net earnings for 2004 will be around $26 million, by comparison with budgeted earnings of $33.7 million. The shortfall is principally a result of the strengthening of the A$ against the US$, but also reflects the fact that producer and overhead fees will be lower for the year because VRP will participate in one fewer film than budgeted. In addition, notwithstanding that *The Matrix Revolutions* grossed more than US$230 million in international box office in the first 3 weeks of its release, its performance has been somewhat below expectation.

5.2 Cinema Exhibition

5.2.1 Overview of the Cinema Exhibition Market

General

Since 1980, the global exhibition market has grown from US$5.0 billion to US$8.4 billion as a result of strong growth in attendances at cinemas in the major markets. The annual gross box office has grown every year except 2000, as have attendance levels. The 2000 year was generally a poor year for the exhibition industry world wide with few quality and popular films released. In Australia, the Sydney Olympics and introduction of the GST had significant impacts on the industry. Since 2000, the release of a number of blockbuster films and some major sequels has underpinned market growth.

The Northern American market makes up approximately 50% of the global exhibition market. The top ten territories comprise 83.4% of the global market as summarised below:

Exhibition Market - 2002			
Rank	Country	Box Office (US$ million)	%
1	USA	8,664	47.3%
2	Japan	1,780	9.0%
3	UK	1,253	6.3%
4	France	1,065	5.4%
5	Germany	1,022	5.2%
6	Spain	650	3.3%
7	Italy	610	3.1%
8	South Korea	535	2.7%
9	Canada	480	2.5%
10	Australia	470	2.4%
	Other	3,287	16.6%
	Total	19,816	100.0%

Source: Info Media Group

The US has an annual attendance per capita of more than 5 times. Australia also has a very high attendance per capita of just under 5 times. As a general rule of thumb, a market is considered mature when it has an attendance per capita of more than 4.5 times or around one cinema per 10,000 people.


Admissions per capita (2002)
Admissions per capita
6
5
4
3
2
1
0
5.41
4.95
3.97
3.84
3.75
3.71
3.2
2.91
2.52
2.38
USA 1
Australia 2
Canada 3
Spain 4
Singapore 5
Hong Kong 6
France 7
UK 8
India 9
Belgium 10
Rank/Country

Source: Info Media Group

A range of factors affect attendance levels including the quality and popular appeal of films, the amount spent promoting films, weather conditions, the cost of tickets, general economic conditions, population growth, household disposable income and competition from other leisure activities (including major events such as the Olympics).

An exhibition business has three key revenue sources: ticket sales, concession sales and advertising. Each of these is driven primarily by attendance levels. An exhibition business is fundamentally dependent on the quality and popularity of films for its success. The business will generally perform best when there is a consistent spread of popular films throughout the year. The major costs in an exhibition business are film hire, rent and labour. The typical film hire arrangements mean that films that run for long periods are the most profitable for the exhibitors, as the film hire cost typically drops significantly over time.

The market outlook is positive with a number of blockbuster movies to be released in 2004 including sequels to *The Lord of the Rings*, *The Matrix* and *Harry Potter*. In the major markets continued moderate growth is expected.

Australia

Cinema admissions peaked at 187 million in 1928 which was almost 30 admissions per capita. The industry was significantly impacted by the introduction of TV in 1956, colour TV in 1975 and videos in the late 1970s. Since 1980 the Australian exhibition market has grown strongly from A$154 million to A$844 million, with admissions increasing from 38.5 million to 92.5 million per annum.


Australian
admissions and gross box office
1980-2002
No. admissions (millions)
Gross box office ($m)
Admissions
Box office
0
10
20
30
40
50
60
70
80
90
100
100
200
300
400
500
600
700
800
900
1000
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Source: Australian Film Commission

The growth in admissions has been supported by significant growth in the number of screens. Since 1980 the number of screens has increased by around 225% and the capacity at cinemas has increased by 123%. This has been primarily as a result of the development of multiplex sites in suburban and country areas. The actual number of theatres has fallen from 713 to 547 during that time. Cinema goers in the age group 14-24 years attend the most films and average more than 10 admissions per year.


Frequency
(Average No. of Visits per Year)
15
10
5
0
1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 1999 2000 2001 2002
14-24 years
25-34 years
35-49 years
50+ years

Source: Australian Film Commission

The three major participants in the Australian market are VRL, Greater Union and Hoyts. In addition, there are a significant number of independents and smaller operators. In 2000, Reading from the US established an Australian circuit, which is still relatively small.


Market Shares
Independents/other
25%
VRL
16%
Reading
5%
GU
31%
Hoyts
23%

Source: VRL

The market outlook in Australia is strong, given expectations of attractive film product and continued strong economic conditions.

5.2.2 Overview of Operations

VRL commenced operation in 1954 with a drive-in cinema and has since had a continuous involvement in the development of cinemas in Australia and overseas. In the 1990's VRL undertook an aggressive expansion of its cinema network both in Australia and overseas, including in New Zealand and parts of Asia and Europe.

In 1999, VRL significantly changed its global growth strategy. This involved focusing on a smaller number of core territories where VRL had a significant market share, strong profitability or first mover advantages. This resulted in the sale of its businesses in 12 territories, including Korea, Hong Kong, India and its share of a joint venture with Warner Bros in the United Kingdom. In addition, the UK office was closed and divisional overheads reduced. The growth profile of the business has consequently changed from high growth through expansion in many international territories to a much lower growth business focussed on 10 territories. This new strategy has significantly de-risked the business, while still providing it with some growth opportunities.

Despite the growth overseas, the Australian operations are still the major part of the business and contribute around 50% of projected underlying 2004 EBITDA:

2004 Underlying EBITDA


Other/Overheads 7%
New Zealand 10%
Italy 14%
Australia 46%
Greece 23%

Source: VRL

VRL currently has an interest in 1,136 screens at 133 multiplex locations in eleven countries, making it one of the largest global cinema operators. In the year to 30 June 2003, approximately 101.55 million customers were entertained at VRL cinemas.

The number of screens, sites and customers by country are summarised below:

VRL Exhibition-Operations by Country

	Sites		Screens		Admissions[1]	
Country	Number	%	Number	%	Number (m)	%
Australia	71	53%	573	50%	33.3	45%
New Zealand	13	10%	84	7%	5.4	7%
Fiji	2	2%	10	1%	1.2	2%
Austria	2	2%	18	2%	0.8	1%
Singapore	8	6%	58	5%	6.4	9%
Taiwan	7	5%	78	6%	5.5	7%
Italy	13	10%	139	12%	8.5	11%
Greece	4	3%	44	4%	4.2	6%
Czech	2	2%	22	2%	0.8	1%
UK	5	5%	41	5%	2.9	4%
Argentina	6	5%	69	6%	5.7	8%
Total	**133**		**1,136**		**74.6**	**100%**

Source: VRL
Notes: [1] as at 30 June 2003

VRL's exhibition business generally operates under joint venture and partnership arrangements, with VRL usually holding around 50%. This has provided VRL with flexibility to grow the business faster and in overseas countries has provided local knowledge, brand value, contacts, buying power and expertise. In Australia, the business is divided into three divisions: joint venture multiplex, Palace and wholly owned. In 2003, VRL and Greater Union (a wholly owned subsidiary of Amalgamated Holdings Limited) acquired Warner Bros' one third share of the Australian multiplex business for approximately $100 million, resulting in Greater Union and VRL each holding 50% in the multiplex joint venture. VRL manages the Victorian and Tasmanian joint venture cinemas and Greater Union manages joint venture cinemas in the other States.

The current operations and ownership structure are summarised below:

VRL Exhibition – Ownership Information

	VRL Interest	Partner
Australia		
- Multiplex & traditional	50%	Greater Union and other – 50%
- Palace	50%	Palace founders – 50%
New Zealand	50%	Sky City – 50%
Fiji	33.33%	Sky City 33.3% Local 33.33%
Singapore	50%	Golden Harvest – 50%
Taiwan	50%	Warner Bros – 50%
Italy	45%	Warner Bros – 45% Local – 10%
Greece	100%	-
Czech	100%	-
UK	100%	-
Argentina	55%	Sky City – 25% Local – 20%

Source: VRL

VRL has strong market positions in most of its Exhibition markets and in major cities:

VRL Exhibition – Market Share

	Major City	National Share
Australia	65% Melbourne	37%
New Zealand	85% Auckland	42%
Greece	50% Athens	34%
Italy	20% Rome/Milan	10%
Singapore	42% Singapore	42%
Argentina	25% Buenos Aires	24%

Source: VRL

VRL management considers that the business has a number of competitive advantages including:

- strong market positions in each of its core territories;
- a strong brand name, including in overseas countries such as Greece,
- superior cinema design which is distinctive and is provided by an in-house architectural team;
- significant barriers to entry for new participants in relation to planning approvals, location and scale;
- a first mover advantage in some territories including Greece, Italy and Taiwan;

- a detailed understanding of the industry through a long involvement in the exhibition business and expertise through VRL's other activities such as Production and Distribution; and

- relatively new stock as a result of strong growth in new theatres in the 1990's and substantial refurbishment programs.

5.2.3 Financial Performance and Prospects

The historical and budgeted financial performance for the cinema exhibition business is summarised in the following table:

Exhibition – Operating Performance (VRL share) ($ millions)	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Circuit Admissions (m)	110.2	109.7	105.4	101.5	80.9
Number of screens	1,576	1,518	1,532	1,143	1,168
Ticket revenue	396.5	455.9	489.3	477.5	400.9
Candy Bar revenue	104.1	116.2	133.7	135.8	109.6
Advertising/other revenue	98.5	121.5	104..6	103.2	87.0
Total revenue	**599.1**	**693.6**	**727.6**	**716.5**	**597.5**
Underlying EBITDA[18]	**90.8**	**99.3**	**120.8**	**92.1**	**63.3**
Reported EBITDA	68.4	43.0	82.6	61.4	52.8
Depreciation and amortisation	(45.4)	(31.8)	(36.1)	(39.1)	(32.3)
EBIT	**23.0**	**11.2**	**46.5**	**22.3**	**20.5**
EBT	1.3	(13.4)	28.6	12.0	19.7
Significant items	17.0	(65.5)	(23.1)	(74.9)	
Discontinuing operations	(38.6)	(50.1)	(5.6)	76.3	(2.9)
Capital expenditure	181.0	120.0	91.6	44.3	32.0

Source: VRL. Underlying EBITDA includes discontinuing operations. Capital expendtiure excludes the cost of circuit acquisitions.

The key comments on the earnings performance include:

- in 2000 and 2001, earnings were impacted by the Sydney Olympics, relatively poor product and poor Asian economic performance;

- VRL commenced exiting non-core territories in 2000. These are recorded as discontinued operations;

- earnings rebounded strongly in 2002 as a result of an admission increase of around 19% in core territories;

- in September 2002 VRL sold its Korean business for an $84 million profit. In May 2003 VRL sold its interest in the UK joint venture with Warner Bros, realising proceeds of approximately $260 million. The sale of the Korean and UK businesses was the primary reason for the decline in underlying earnings in 2003. Earnings from continuing operations actually increased by 10.5% in 2003;

- in 2002, VRL wrote down its investment in Argentina to nil as a result of the currency devaluation in Argentina. The business had US$ denominated debt and owned the freehold to the cinema properties, giving it an exposure to the Peso. VRL recorded a $40 million reduction in net assets. As at 30 June 2003, VRL's share of the net debt

---

18 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

associated with the Argentina business was US$24.8 million. VRL has provided a corporate guarantee of US$34.5 million which is in excess of its share of the net debt;

- capital expenditure includes payments for the acquisition of circuits. Capital expenditure for 2003 includes VRL's acquisition of an additional interest in the Australian Multiplex joint venture;

- VRL is forecasting a decline in EBITDA in 2004 as a result of the sale of the UK joint venture. EBITDA from continuing operations is budgeted to increase. Results from the first four months of trading suggest that performance for the full year will be consistent with budget;

- capital expenditure has declined from around $100 million in 2000 to budgeted 2004 capital expenditure of around $32 million as a result of a wind down in the expansion program.

VRL has advised that it is in discussions to sell its exhibition business in Taiwan. Sale on the terms contemplated would not affect VRL's earnings or net assets.

VRL's strategies are based around consolidating its position in core territories with growth through increasing admissions and reducing costs. Key strategies include:

- marketing campaigns to drive increased admissions such as local area marketing, industry campaigns and other sales initiatives;

- continuous improvements in customer experience through improved technology, quality films that are consistent across territories and innovative designs such as "Gold Class" and "Cinema Europa"; and

- further cost improvements and a winding down of the capital expenditure program.

5.2.4 Leisure

VRL operates an Australian leisure business which consists of 22 standalone amusement centres with video and other games, as well as amusement centres sited within cinema locations. These include Intencity, cinema and fun & games centres. The business generates revenues of around $14 million and EBITDA of around $1.5 million before overheads of around $1 million. The operations are not material to VRL's overall business.

5.3 Theme Parks

5.3.1 Overview of the Theme Parks Market

The amusement and theme parks industry in Australia is made up of approximately 50 parks, of which 17 are located in Queensland. Despite Queensland having fewer amusement and theme parks than NSW or Victoria, it attracts the greatest number of visitors and accounts for 60% of the total turnover of the amusement and theme park industry.

The key driver behind the industry is attendance levels, which are heavily dependent on the volume and mix of domestic and international visitors to Australia, and more specifically, the Gold Coast region.

Tourism in Australia

International tourist numbers to Australia declined during 2001, 2002 and the early part of 2003, as a result of slower international economic growth, the impact of terrorist acts and the war in Iraq and the effect on Asian travel of the SARS virus, as illustrated in the graph below:


International Visitor Arrivals (millions)
1993 to 2012
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011

Source: Tourism Forecasting Council

However, international visitor numbers are expected to rapidly rebound. During 2001-02 the number of domestic tourists in many states increased (although from an artificially low base following the closure of Ansett Airlines). Domestic tourism is expected to continue to grow.

Tourism in Queensland

Tourism is the second largest export earner for Queensland, generating $2.4 billion annually. Approximately 25% of international and domestic tourism expenditure in Queensland occurs on the Gold Coast.

The Asian region has historically been the major source of international visitors to the Gold Coast. Strong growth in visitor numbers was recorded throughout the early 1990s, until a sharp downturn caused by the Asian economic crisis in 1997. From 1999, visitor numbers from Asia began to recover. Although Japan is still the largest single international source of visitor to the Gold Coast, the percentage of international visitors from Japan has fallen from 41% in 1998 to 33% in 2003.

5.3.2 Overview of Operations

VRL is Australia's largest theme park operator, with three parks on the Gold Coast: Warner Bros. Movie World ("Movie World"), Sea World and Wet'n'Wild Water World ("Wet'n'Wild"). VRL's 50% partner in the theme parks is Warner Bros.

In addition to the three parks, VRL has a 25% interest in the Sea World Nara Resort, a 405 room hotel adjacent to Sea World, and in April 2003 acquired Paradise Country, an Australian animal tour focusing on the international visitor market.

The table below summarises VRL's interest in the theme parks:

VRL Theme Parks – Ownership Information	VRL Interest
Movie World	50%
Sea World	50%
Wet'n'Wild	50%
Sea World Nara Resort	25%
Warner Roadshow Movie World. Studios	50%
Paradise Country	50%
Sea World Helicopters	50%

In 2002, VRL and Warner Bros. bought out the minority unit holders in Sea World property trust, which owns the Sea World theme park and a third of the land and assets of Warner Bros. Movie World and Wet'n'Wild water park, resulting in VRL having a 50% interest in the theme park group, as illustrated below:


Village Roadshow
Warner Bros.
50%
50%
Warner Village Theme Parks Group
50%
Movie World
Movie World Studios
Sea World (and Sea World Helicopters)
Wet'n'Wild
Sea World Nara Resort

The key drivers behind VRL's theme park business are:

- ticket price and attendance;
- food and beverage and retail sales;
- functions; and
- sponsorship.

Published ticket prices for each of the parks are set out below:

VRL Theme Parks – Average Ticket Prices	Adult	Child/Pensioner
Movie World	$56	$35
Sea World	$56	$35
Wet'n'Wild	$36	$22

Attendance at the theme parks is made up of local, interstate and international visitors:

- local visitors have become increasingly important, representing 29% of total visitors to the theme parks in 2003, as a result of heavy residential growth in the Gold Coast region. The Gold Coast is currently the fastest growing region in Australia;

- interstate visitor numbers have also increased in recent years, and now represent approximately 46% of total visitors; and

- international visitors have become proportionally less important, as a result of the impact on international travel of factors such as terrorism and SARS. International visitors have traditionally come from Japan. However, as Japanese tourists move away from bulk tour groups, China has become an increasing source of international visitors to the theme parks.

With the recent decline in international tourism numbers, the theme parks have become increasingly reliant on domestic visitors, who represent around 70-75% of total attendances. Accordingly, while theme park attendance is highly sensitive to trends in domestic and international travel, Movie World and Sea World rely, to a greater extent than anticipated, on repeat customers, and they compete with many other recreational, leisure and entertainment opportunities. In turn, this has required regular investment in new exhibitions and the provision of discounts to local visitors. The theme parks aim to have major new attractions every three years, at an average cost of $10-15 million.

VRL management consider that the key competitive advantage of the theme parks business is the barrier to entry represented by the substantial capital expenditure required to establish a theme park (as much as $200 million, excluding land) and the limited availability of suitable locations.

An outline of each of the theme parks and operations is set out below:

Movie World

Based on Warner Bros. movies and movie characters, Movie World is Australia's leading tourist attraction. Opened in 1991, Movie World is located 20km north of Surfers Paradise adjacent to the recently upgraded Gold Coast Motorway. The park covers over 35 hectares and contains a number of rides and attractions including behind the scenes movie action, comedy stunts and animatronics from Warner Bros. movies and cartoons, and an array of rides.

Movie World's major attractions include:

- Scooby-Doo Spooky Coaster;

- Wild West Falls Water Ride;

- Looney Tunes Village;

- Looney Tunes River Ride;

- Lethal Weapon Ride;

- Batman Adventure The Ride 2;

- Police Academy Stunt Show;

- Movie Magic Special Effects stages; and

- Road Runner Rollercoaster.

Movie World is operated by Warner Village Theme Parks, which is jointly owned by VRL and Warner Bros.

Sea World

Sea World originally opened on the Spit at Main Beach on the Gold Coast in 1971 to showcase the Water Ski Spectacular and has since grown to become a major Australian tourist attraction.

Sea World offers a wide range of attractions including:

- Polar Bear Shores;
- Ski Challenge;
- Dolphin Cove Show;
- Quest for the Golden Seal Show;
- Cartoon Network Cartoon Beach; and
- a range of family and thrill-seeker rides including the Bermuda Triangle ride and the Corkscrew Rollercoaster.

Visitors to Sea World can also participate in a range of interactive activities including programs involving dolphins and seals, a behind the scenes tour of Polar Bear Shores and a range of water sports. Through Sea World Helicopters, scenic helicopter flights around the Gold Coast are also available to tourists.

A key component of Sea World is the marine life support systems and associated engineering and veterinary animal facilities, which are essential to the ongoing health of the park's animals. Sea World and the Sea World Nara Resort are located on a Crown Leasehold site of 29.02 hectares, zoned "Tourist and Entertainment Facility". A further 2.4 hectares at the southern end of the site is zoned for car parking and is held under a permit to occupy from the Crown. The head lease expires in 2057.

Sea World is also operated by Warner Village Theme Parks.

Wet'n'Wild Water World

Wet'n'Wild was originally established as "Cades County" water park in 1984 and was renamed two years later.

Located in the south east corner of the Movie World site, Wet'n'Wild comprises a wide range of water based activities including Australia's largest water slides, a giant wave pool and a variety of leisure pools. Wet'n'Wild's facilities are heated and are open all year round, although attendances are significantly higher in the summer and in school holiday periods.

Wet'n'Wild has experienced consistent growth in attendance in recent years, relying to a large extent (90%) on local visitors. The introduction of the 3 Park Super Pass in conjunction with Movie World and Sea World has increased both the awareness of the park and interstate attendances.

Warner Roadshow Movie World Studios

The Warner Roadshow Movie World Studios ("the Studios") are located next to the Movie World theme park. The Studios are purpose built with studio and production facilities incorporating sound stages, casting production offices, water tanks, editing suites, wardrobe, make-up, construction workshops, preview theatrette, visual effects studio, film processing, post production and travel and freight services.

Over the last 10 years the Studios have been used by most of the major film production companies with around 95% of production sourced offshore.

Revenue is derived mainly from the rental of the sound stages to film makers with other revenue derived from charges for the use of offices, workshops make up etc. In recent years there has been a consistent flow of productions in the studios.

The Studios contribute only a relatively small component (approximately 3%) of the revenue of the theme park business, but are an integral component of Movie World's theming.

Sea World Nara Resort

Sea World Nara Resort is a 405 room, 4 to 4 ½ star resort located on the northern boundary of the Sea World theme park. Set amongst acres of tropical gardens, the Resort is positioned between surf beaches and the Broadwater, five minutes away from Surfers Paradise. The Resort was opened in late 1988 and occupies a 4.2 hectare site, which is a part of the larger crown leasehold site in which Sea World is located.

Sea World Nara Resort appeals to the Australian family market and to international visitors. The Sea World Nara Resort is 50% owned by Nara Australia, and 50% owned by VRL and Warner Bros.

Sea World Nara Resort is linked to the Sea World theme park by a monorail which circles the theme park and Nara Resort and guests generally have unlimited, free entry to the theme park under packaged accommodation arrangements. In February 2003 the Resort completed an $8 million refurbishment to all areas, which has helped lift occupancy and room rates.

5.3.3 Financial Performance and Prospects

The historical and budgeted financial performance for the theme parks business is summarised in the following table:

Theme Parks – Operating Performance ($ millions)					
	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Attendances (000's)	2,980	3,147	3,200	3,100	3,000
Sales revenue	80.6	85.2	90.8	90.2	92.2
Other revenue	63.4	63.0	63.0	62.5	61.6
Total revenue	**144.0**	**148.1**	**153.8**	**152.7**	**153.8**
EBITDA[19]	19.2	24.2	27.9	29.1	27.0
Depreciation and amortisation	(7.3)	(9.3)	(7.1)	(9.0)	(8.3)
EBIT[20]	**11.9**	**14.9**	**20.8**	**20.1**	**18.7**
Interest	(2.0)	(1.9)	(4.5)	(5.9)	(5.3)
Tax on equity profits	(1.9)	(1.8)	(2.5)	(2.7)	(2.3)
Operating profit	8.0	11.2	13.8	11.5	11.1
Capex	6.0	8.0	14.0	7.0	12.0

Source: VRL

In reviewing the historical operating performance of the Theme Parks division, the following should be noted:

- despite tough market conditions as a result of the collapse of Ansett, terrorism threats and the SARS virus, revenue has been stable. This can be attributed in part to the introduction of new attractions, in particular the polar bears at Sea World and Scooby Doo Spooky Coaster ride at Movie World; and

19 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

20 EBIT is earnings before net interest, tax and abnormal items

- in 2000, 2001 and half of 2002, VRL had approximately a one third interest in the Sea World Property Trust. During 2002, VRL and Warner Bros. bought out the remaining one third interest to effectively each hold 50% of the trust.

The theme parks division budgets have been prepared against the background of the Iraq War and the spread of SARS throughout Asia, both of which are expected to impact on results in 2004. The budgeted performance was forecast with regard to the following assumptions:

- the Tourism Forecasting Council has forecast 4.8% annual growth in international visitors through to 2012;
- new air services to the Gold Coast are expected to assist domestic and international tourist growth;
- a new separately gated night time attraction at Warner Bros. Movie World is expected to produce strong attendances and profit growth;
- a re-engineered Whirlpool Springs was re-launched at Wet'n'Wild in September 2003; and
- despite the absence of new attractions in 2004, the association with *The Matrix* is expected to ensure consistent attendance at Movie World.

Trading to 31 October has been ahead of budget, reflecting a faster than expected recovery of international travel numbers and an aggressive programme to encourage local visitors. On the other hand, the opening of Shark Bay at Sea World, originally planned for December 2003, has been delayed to the early months of 2004. On the basis of trading for the year to date, performance for the year to 30 June 2004 is likely to be consistent with or moderately ahead of budget.

5.4 Film Distribution

5.4.1 Overview of the Film Distribution Market

The film distribution market in Australia encompass the distribution of theatrical product for cinema exhibition, video and DVD retail and rental, pay television and free to air television. A number of major distributors dominate the local market, especially the market for new Australian and international theatrical releases. The theatrical market share by distributor is summarised below:

2002/03 Australian Theatrical Market Share by Distributor


Roadshow Film Distributors 30%
UIP (Paramount/ Universal) 20%
Buena Vista 18%
Independents 8%
Fox 12%
Columbia/ Tristar 12%

Source: VRL

VRL is the only Australian company in the top five major distributors.

The majority of distribution arrangements are royalty based and as such distribution income is essentially driven by two factors:

- growth in population and disposable income; and
- film performance and the quality of the products released by the production houses.

The home entertainment market is driven by further factors, including:

- the growth in sales of DVD players and the availability of recently released feature films on DVD; and
- demand for non-film product such as music, sports products and games.

The sell-thru market for films on DVD is the fastest growing segment of the industry while revenues from both video and DVD rentals have shown resilience in the past few years. The major distributors of theatrical product are also leading participants in the market for distribution of home entertainment products on video and DVD:

2002/03 Australian VHS/DVD Rental Market Share by Distributor


Fox
17%
BVI
15%
Columbia
19%
Roadshow
16%
Universal
16%
Warner Home Video
7%
Other
10%

Source: VRL

2002/03 Australian VHS/DVD Retail Market Share by Distributor


Fox
21%
BVI
14%
Columbia
12%
Roadshow
16%
Universal
12%
Warner Home Video
11%
Other
14%

Source: VRL

The Australian market for home entertainment is projected to grow strongly, driven largely by DVD rental and sales:


Market Projections - Home Entertainment
A$m
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
VHS
DVD

Source: VRL

Distribution to pay and free to air television represents a small but important component of industry revenues. Currently 3 pay television networks offer movie channels to their subscribers. The potential market and current subscription levels are summarised below:

Pay Television in Australia – Market Size as at January 2003			
Operator	No. of Channels Offered	Potential Market	Subscribers[1]
Foxtel	52	6.5 million homes	825,000
Optus Television	54	2.2 million homes	190,000
Austar	57	2.2 million homes	412,000

Source: Australian Film Commission
1. As at June 2003

Continued growth in subscriber numbers and the development of digital interactive services, pay-per-view and video-on-demand products are expected to be the future drivers of pay television distribution revenues.

The final stage in the movie release cycle is distribution and screening on Australia's five free to air television networks. The value of program expenditure by free-to-air networks on local and imprinted drama has grown consistently over the last five years:

Free-to-Air Television Expenditure on Drama Programs ($ millions)							
	1997	1998	1999	2000	2001	2002	Average Per Annum Growth
Imported	199.6	217.5	273.3	250.7	270.2	255.9	5.6%
Local	73.7	82.1	117.9	89.7	105.0	114.7	11.1%
Total	**273.3**	**299.6**	**391.2**	**340.4**	**375.2**	**370.6**	**7.1%**

Source: VRL

The potential impact of the introduction of digital television is expected to be positive for the film distribution industry.

5.4.2 Overview of Operations

Roadshow Films, the distribution division of VRL, distributes movie releases to theatres, DVD and video retail and rental businesses, pay television and free to air television. Music and other interactive audiovisual products are also distributed although this is a minor part of the business. A segment breakdown of sales for the 2003 financial year is depicted below:


Roadshow Films Sales Analysis
(2002/03)
Other - Interactive/Music 1%
Television 11%
Theatrical 37%
VHS/DVD 51%

Source: VRL

Roadshow Films has its principal operations in Australia and New Zealand. VRL also has distribution operations in Greece and Singapore. Roadshow Films is a 50/50 joint venture between VRL and Greater Union, and consists of four main sub-divisions. These are:

- Roadshow Film Distributors, distributing theatrical movies to cinema in Australia and New Zealand. Roadshow Film Distributors holds exclusive distribution rights for movies produced by Village Roadshow Pictures and also distributes theatrical releases for Warner Bros., New Line and independent production houses;
- Roadshow Entertainment, the leading independent distributor of videos and DVDs to retail and rental chains. Roadshow Entertainment has the exclusive rights to distribute video and DVDs for Village Roadshow Pictures, New Line and international and Australian independent producers, as well as for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9. Roadshow Music distributes music CDs for selected Australian outlets and ABC children's music;
- Roadshow Television, which distributes motion pictures, documentaries and other filmed entertainment to pay television and free to air television in Australia and New Zealand; and
- The Movie Network, an equal joint venture between Roadshow Television, Warner Bros., Disney and MGM to distribute the latest movie releases as well as classic re-runs to Australian pay television networks via 3 channels.

5.4.3 Financial Performance and Prospects

The historical and budgeted financial performance for the film distribution business is summarised in the following table:

Distribution – Operating Performance ($ millions)					
	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Sales revenue	143.8	147.5	181.3	177.4	179.4
EBITDA[21]	**4.5**	**7.3**	**9.1**	**14.9**	**14.6**
Depreciation and amortisation	-	(1.0)	(1.0)	(0.8)	(0.6)
EBIT	**4.5**	**6.3**	**8.1**	**14.1**	**14.0**
Net interest expense	(1.3)	(1.7)	(1.3)	(1.3)	(1.8)
Equity adjustment	(0.1)	(2.1)	(1.9)	(0.8)	(0.8)
Income tax expense	(0.2)	(0.6)	(2.7)	(2.7)	(2.7)
Profit after tax	2.9	1.9	2.2	9.3	8.7

Source: VRL

Equity adjustment is the amortisation of the difference between VRL's cost of investment in Roadshow and Roadshow's actual NTA. Earnings have increased significantly since the 2000 financial year, mainly as a result of solid growth in the rental market, relatively high growth in the DVD retail market and the availability of strong product during the 2003 year. Continued strong earnings are budgeted for the 2004 financial year, reflecting the expected continued availability of attractive product for distribution.

Profitability to 31 October has been ahead of budget, reflecting strong performance in the DVD retail market, partially offset by weaker than expected theatrical performance. On the basis of trading for the year to date, performance for the year to 30 June 2004 is likely to be consistent with or moderately ahead of budget.

21 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

6 Evaluation of the Proposal

6.1 Summary

In Grant Samuel's view the Proposal is in the best interests of holders of Preference Shares.

Grant Samuel has attributed a value of $1.21-1.24 to the Offer, which effectively consists of cash of $0.25 and an unsecured note with an assessed value of $0.96-0.99. The value attributed to the Offer represents a substantial premium to the price at which Preference Shares have traded during 2003. It is a premium of 52-56% to the weighted average price of Preference Shares for the month prior to the announcement of the Original Proposal, and a premium of 56-60% to the weighted average price for the six months prior to the announcement.

Grant Samuel has estimated that the underlying value of VRL attributable to Preference Shares is in the range $2.14-2.73 per share. The value attributed to the Offer of $1.21-1.24 is significantly lower than this estimated underlying value. If the Proposal proceeds, there will be a significant value transfer from the holders of Preference Shares to holders of ordinary shares. However, comparisons with estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, except in the event of a successful takeover offer for the ordinary shares.

The Proposal delivers to Preference shareholders a significantly higher proportion of the market value of VRL than they have enjoyed over the last twelve months. On average, Preference shareholders have held 40% of the total market value of VRL over the twelve months before the announcement of the Original Proposal. Based on the closing ordinary share price immediately prior to the announcement of the Original Proposal, the Proposal delivers 50% of the total market value of VRL to holders of Preference Shares.

The current capital structure is a significant impediment to the reflection of VRL's underlying value in share market prices (both for ordinary shares and for Preference Shares). The dividend entitlements of the Preference Shares mean that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportionate payout to ordinary shareholders, and pay the maximum amount possible without increasing the preference dividend, would require an ordinary dividend of approximately $16.5 million. At current levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.21-1.24, at least in the short term. The Preference Shares have traded in the range $1.04-1.15, substantially above the Preference Share price immediately prior to the announcement of the Original Proposal ($0.83), but below Grant Samuel's assessment of the value of the Offer in the range $1.21-1.24, presumably in part because of uncertainty as to whether the Original Proposal would proceed. The Preference Share price reached its recent high of $1.15 following the announcement that shareholders had voted to approve the Original Proposal, and then fell on the news that the Court would not allow the Original Proposal to proceed. Trading volumes in Preference Shares since the announcement of the Original Proposal have been significant. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

There can be no certainty that, even in the medium term, Preference Shares will trade at above $1.21-1.24. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are generally mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

The Proposal has disadvantages for holders of Preference Shares. The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares. However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices below the value attributed to the Offer of $1.21-1.24 per share. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

The Proposal will also increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. VRL's financial forecasts indicate that VRL should be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

- the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;
- the likelihood of a fall in the share price in the short to medium term if the Proposal is rejected; and
- the prospects for realising greater value in the longer term if the Proposal is rejected.

In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since the announcement of the Original Proposal strongly suggest that Preference Shares will trade at prices well below the value attributed to the Offer if the Proposal does not proceed. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently risky. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

6.2 Value of the Offer

Grant Samuel has valued the notes to be issued under the Proposal in the range $0.96-0.99 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10.5-12.5%. These discount rates have been adopted to reflect the credit risk of

VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and PRIDES rating of B2), the yields on listed sub-investment grade debt securities in the US market and Australian government bond rates.

The Offer is, effectively, $0.25 cash plus one convertible note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.21-1.24 to the Offer.

6.3 Premium to Recent Trading Prices

The value attributed to the Offer represents a significant premium to the price of Preference Shares before the announcement of the Original Proposal:


A Class Preference Share Price
1 July 2002 to 27 July 2003
$
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
Offer value
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Iress

The premium to the weighted average price of Preference Shares, calculated for various periods prior to the announcement of the Original Proposal on 28 July 2003, is set out in the following table:

Premium to Recent Trading Prices		
	Weighted Average Price	Premium
Day before Original Proposal announced	0.829	46.0% - 49.6%
Week before Original Proposal announced	0.827	46.3% - 49.9%
Month before Original Proposal announced	0.796	52.1% - 55.8%
Three months before Original Proposal announced	0.830	45.7% - 49.3%
Six months before Original Proposal announced	0.776	56.0% - 59.9%
Twelve months before Original Proposal announced	0.804	50.4% - 54.1%

6.4 Underlying Value of VRL

The equity in VRL has been valued in the range $1,040-1,324 million. The valuation is summarised below:

VRL – Valuation Summary (A$ millions)	Low	High
Operating businesses		
Austereo (59.7%)	435	475
Exhibition	370	425
Production	280	330
Theme Parks	130	170
Distribution	75	95
Corporate Overheads/other	(225)	(200)
Enterprise Value	**1,065**	**1,295**
Other liabilities	(100)	(50)
Net cash at 31 October 2003	75	79
Value of net assets	**1,040**	**1,324**

The valuation represents the full underlying value, and exceeds VRL's expected share market capitalisation in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of VRL's businesses and its 59.8% shareholding in Austereo, adjusting for corporate overheads, subtracting other liabilities and adding net cash. Limited recourse borrowings relating to each of the businesses, including the production borrowings, have been included in the valuation of each business. Net cash is based on VRL's management accounts as at 31 October 2003. The principal approach to valuing VRL's major businesses was by capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check for some of the businesses.

In an expert's report prepared in relation to the Original Proposal, Grant Samuel valued VRL in the range $1,055-1,335 million. The valuation set out above is marginally different, reflecting actual business performance over the last four months, minor changes in the prospects of some of the businesses and changes in VRL's cash and debt balances.

The aggregate market capitalisation of the ordinary shares and Preference Shares immediately prior to the announcement of the Original Proposal was approximately $500 million. This represents a very deep discount to assessed underlying value, potentially reflecting a number of factors:

- VRL is a complex company with a number of businesses, most of which are in one or more joint ventures;
- in particular, the financing arrangements underpinning the film production business are complex. Investors may have been disconcerted by the substantial amount of debt in relation to the production business now consolidated onto VRL's balance sheet, notwithstanding that this debt is only limited recourse to VRF. Moreover, the film production business is inherently volatile;
- VRL's reported financial results in recent years have incorporated a number of non-recurring items, in part as VRL has exited various international exhibition businesses. Accordingly, it is not easy to assess the underlying performance and prospects of VRL;
- VRL is followed by relatively few analysts. As a result, and because of its complexity, it may not be well understood by the market;
- the suspension of dividends on both ordinary shares and Preference shares may have created further uncertainty regarding VRL's financial position and prospects;
- the pyramid structure of the VRL group, which results in a substantial proportion of VRL's underlying value being represented by the underlying value of a partly owned subsidiary, Austereo, may deepen the discount to underlying value;

- VRC, a company associated with the Kirby family and Graham Burke, has a controlling interest in VRL; and
- VRL's capital structure, and in particular the terms of the Preference Shares, inhibit the distribution of earnings to holders of both ordinary and Preference shares, reducing their attractiveness to investors. This is discussed in further detail in Section 6.7 below.

Grant Samuel's valuation of VRL is set out in more detail below.

6.4.1 Austereo

Austereo has been valued in the range $726-797 million. This value range corresponds to a value of $1.73-1.90 per share and gives a value for VRL's 59.8% interest of $435-475 million. The valuation is summarised below:

Austereo - Valuation Summary ($ millions)	Value Range	
	Low	High
Australian radio business	825	875
Interests in international radio businesses	39	55
Value of operating businesses	**864**	**930**
Net borrowings as at 31 October 2003	(154)	(154)
Other assets/(liabilities)	16	21
Value of equity	**726**	**797**
Number of issued shares (million)	420.5	420.5
Value per share	**$1.73**	**$1.90**
Number of shares owned by VRL	251.6	251.6
Value of VRL interest in Austereo	**434**	**477**
Value of VRL interest in Austereo (rounded)	**435**	**475**

The valuation represents the estimated full underlying value of Austereo assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Austereo shares to trade on the ASX.

This valuation differs from the valuation included in Grant Samuel's report dated 26 September 2003 as a result of two offsetting factors:

- a $25 million decline in the value attributed to the Australian radio business, reflecting:
  - the expected impact on Austereo of DMG now owning a five station metropolitan FM network (albeit with two of those stations only 50% owned by DMG);
  - the performance of the Australian radio business to date compared to budget; and
  - the recent loss of market share suffered by 2DAY FM in the important Sydney market; and
- an $8 million decline in net borrowings from $162 million at 30 June 2003 to $154 million at 31 October 2003.

Australian Radio Business

Summary

The Australian radio business has been valued in the range $825-875 million. This valuation range represents the following multiples of revenue and earnings:

Australian Radio Business – Implied Valuation Multiples	Low	High
Multiple of Revenue		
Year ended 30 June 2002 (historical)	3.5	3.7
Year ending 30 June 2003 (historical)	3.8	4.0
Multiple of EBITDA		
Year ended 30 June 2002 (historical)	9.6	10.2
Year ending 30 June 2003 (historical)	10.5	11.2
Multiple of EBITA		
Year ended 30 June 2002 (historical)	10.5	11.1
Year ending 30 June 2003 (historical)	11.6	12.3

The Australian radio business comprises the Today and Triple M networks and Austereo's 50% interests in the regional radio station joint ventures in Canberra and Newcastle. These businesses have been valued together on the basis that they would be worth more as an integrated business than as individual networks or individual radio stations.

Grant Samuel considers the budget for the year ending 30 June 2004 to be relevant in terms of assessing the value of 100% of Austereo. This budget was provided to Grant Samuel for the purposes of its analysis but neither the earnings themselves nor the multiples based on this budget have been disclosed in this report at the request of the directors of VRL because of commercial sensitivity. However, VRL has recently announced that Austereo expects its full year EBIT to be in the range $68-72 million and within its budgeted results.

The multiples of earnings implied by the valuation are considered reasonable having regard to the multiples implied by the prices paid in recent transactions, the prices at which comparable listed companies trade on the ASX and the particular attributes of the Australian radio network.

Market Evidence

In recent years there have been a number of transactions in Australia involving the acquisition of radio stations and radio networks. None of the radio businesses that have been acquired is directly comparable to the Australian radio business. In particular, none had the market leading position that the Australian radio business has in the 25-39 demographic across Australian capital cities.

Recent Transaction Evidence									
Date	Target	Transaction	Consideration ($ millions)	Revenue Multiple		EBITDA Multiple		EBITA Multiple	
				historical	forecast	historical	forecast	historical	forecast
Jul 2003	RedWave Media	Acquisition by West Australian Newspapers	11.7	4.7	4.9	na	14.7	na	na
Feb 2003	4BH AM	Acquisition by Southern Cross	10.0	2.2	2.2	na	6.7	na	na
Aug 2002	DMG	Acquisition of 25% interest by Daily Mail	406.0	5.0	na	9.0	na	16.8	na
Mar 2002	NX FM and KO FM	Acquisition of 50% interest by RG Capital	23.5	4.8	4.6	12.0	11.5	12.6	12.1
Mar 2001	2UE AM, 4BC AM, Sky Radio	Acquisition by Southern Cross	89.8	2.5	2.3	94.2	12.7	na	15.8
Oct 1997	Rural Press's regional network	Acquisition by DMG	88.0	3.5	3.3	10.4	na	13.4	na
Mar 1997	Austereo	Acquisition of 47.2% not already owned by VRL	1,022.2	3.8	3.6	14.1	13.7	15.7	15.7
Jul 1996	5AD FM and 5DN AM	Acquisition by ARN	29.0	2.2	na	7.1	7.5	7.6	8.2
Jul 1996	Coast Rock FM and 2GO FM	Acquisition by RG Capital	37.4	na	na	na	12.1	na	10.7
May 1996	Sea FM	Acquisition by RG Capital	66.6	7.3	na	21.7	10.6	25.9	na

Source: IRESS, company announcements, annual reports, takeover documents, broker's reports

The transactions have taken place at prices that imply multiples in a very wide range (even after outlying multiples are excluded):

- 2.2-4.8 times historical sales revenue and 2.2-4.9 times forecast sales revenue;
- 7.1-14.1 times historical EBITDA and 6.7-14.7 times forecast EBITDA; and
- 7.6-15.7 times historical EBITA and 8.2-15.8 times forecast EBITA.

The multiples that acquirers have been prepared to pay for radio broadcasting businesses have varied depending on a number of factors:

- acquisitions of metropolitan radio stations and networks have generally taken place at higher multiples than those that applied to regional stations;
- acquisitions of regional or metropolitan networks have generally taken place at higher multiples than acquisitions of single stations; and
- the majority of the above transactions have involved acquirers who were building or adding to national or regional radio networks.

There are no listed companies in Australia that are directly comparable to Austereo's Australian radio business. RG Capital is the only other "pure" radio company listed on the ASX and it has a network of regional radio stations. The sharemarket ratings of selected listed companies are summarised below:

Sharemarket Ratings of Selected Comparable Listed Companies										
Company	Market Cap ($ millions)	Revenue Multiple			EBITDA Multiple			EBITA Multiple		
		2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast
Austereo	**571.8**	**3.2**	**3.0**	**3.0**	**8.7**	**nd**	**nd**	**9.7**	**nd**	**nd**
APN News & Media	1,802.7	2.9	2.6	2.5	11.6	10.0	9.3	13.8	11.6	10.8
Southern Cross	637.0	2.6	2.4	2.3	11.4	9.5	9.2	13.6	11.4	10.8
RG Capital	172.1	3.7	3.5	3.4	10.9	10.3	10.2	12.5	11.7	11.6
Simple average		*3.1*	*2.8*	*2.7*	*11.3*	*9.9*	*9.6*	*13.3*	*11.6*	*11.1*
Weighted average		*2.9*	*2.6*	*2.5*	*11.5*	*9.9*	*9.4*	*13.6*	*11.6*	*10.9*
Median		*2.9*	*2.6*	*2.5*	*11.4*	*10.0*	*9.3*	*13.6*	*11.6*	*10.8*

Source: IRESS, annual reports, broker's reports, share prices at 21 November 2003
Note: 2004 and 2005 earnings multiples not disclosed at the request of VRL because of commercial sensitivity.

The table indicates that the comparable companies are trading at multiples in a range of 2.3-3.7 times actual 2003 sales revenue, 10.9-11.6 times actual 2003 EBITDA and 12.5-13.8 times actual 2003 EBITA. Austereo's shares are trading at lower multiples of 2003 EBITDA and EBITA, reflecting the challenging outlook for Austereo's short term profitability.

Analysis and Conclusions

The multiples implied by the valuation of the Australian radio business were assessed having regard to the above trading and transaction multiples and the particular attributes of the Australian radio business including its historical performance, market position and short to medium term growth outlook. In this context:

- the Australian radio business has a strong position in the Australian radio broadcasting market:
  - it is the only national FM radio network with two radio stations in each of the five major capital city markets as well as two stations in each of Canberra and the largest regional market, Newcastle;
  - it has maintained its market leading position, even after the launch of new radio stations. The Australian radio business has clear overall market leadership at the national level and in the market for listeners aged 18-39 years, the demographic that is most sought after by advertisers; and
  - the Australian radio business achieves high EBITDA margins compared to its domestic and international peers;
- it generates strong cash flows with relatively low levels of earnings required to be reinvested in fixed assets and working capital;
- on the other hand, the medium term outlook for Austereo's Australian radio business is uncertain:
  - the launch of Nova radio stations in Sydney, Melbourne, Brisbane and Perth has resulted in lower audience ratings and lower market shares for the Australian radio business, which is reflected in lower earnings and lower margins;
  - the competitive pressure on the Australian radio business will continue with further new licences being issued and DMG completing its national metropolitan FM network; and
  - the extent of the impact will depend on the identity of the acquirer (eg. if DMG acquires any of the licences that remain to be auctioned it could build a two station network in the key markets of the Australian radio business);

- performance will be driven by the outlook for growth in the Australian advertising market and the share of the advertising market that the radio broadcasting industry can expect to capture. In this respect:
  - the radio broadcasting market is a more mature market than in the past, with lower annual growth rates forecast in the medium term; but
  - the issue of new licences in key markets in 2001 took place during a period of decline in Australian and global advertising expenditure. The expected recovery in the advertising market will offset some of the impact from the issue of new licences in 2004; and
- any relaxation of cross media ownership legislation may result in radio networks becoming targets for other media participants, which would tend to increase the value of radio businesses.

The valuation of Austereo's Australian radio businesses in the range $825-875 million represents multiples of 10.5-11.2 times historical 2002/03 EBITDA and 11.6-12.3 times historical 2002/03 EBITA. The implied multiples based on forecast 2003/04 earnings are higher, reflecting the forecast marginal decline in earnings forecast for 2003/04. In light of the above comments, these implied multiples are high in an absolute sense. However, they are in line with the market evidence, which indicates relatively high earnings multiples. Recent transactions show forecast EBITDA multiples for similar assets of up to 13-14 times and forecast EBITA multiples of almost 16 times. While the radio broadcasting industry has undergone a structural change subsequent to many of these transactions taking place, listed comparable broadcasters are currently trading at around 10 times forecast 2003/04 EBITDA and 12 times forecast 2003/04 EBITA.

Discounted Cash Flow Analysis

Grant Samuel has also undertaken a discounted cash flow ("DCF") analysis of Austereo's Australian radio business based on a four year financial model from 1 July 2004 to 30 June 2007. The analysis results in a net present value for the base case of $844-921 million. This compares to the valuation range of $825-875 million.

The key operating assumptions underlying the DCF are:

- no real growth in the radio advertising market during 2003/04, then real growth of 3-4% per year to 30 June 2007;
- the Australian radio business's five city metropolitan market share is budgeted to decline until 2007 after the issue of further new radio licences in late 2003 and 2004;
- variable costs are budgeted to remain at around 16% of revenue and, after a step increase in fixed costs in 2003/04 (reflecting increased expenditure required for Austereo to maintain its market leading position), fixed costs increase by inflation (of 2.5%) each year;
- the corporate taxation rate is 30% and tax depreciation is equivalent to book depreciation;
- a discount rate of 10.0-10.5%; and
- a terminal value at 30 June 2007 based on a perpetual growth rate from 2007 of 4.5% per annum (ie. approximately 2% real growth per annum).

In Grant Samuel's opinion, the DCF analysis provides support for the valuation of Austereo's Australian radio business.

International Radio Businesses

Grant Samuel has attributed a value of $39-55 million to Austereo's international radio businesses as summarised below:

International Radio Businesses –Valuation Summary ($ million)	Low	High
MEASAT	20	25
Village FM	11	20
UKRD	8	10
Total International Radio Businesses	**39**	**55**

The valuations of the international radio businesses are based on discounted cash flow analysis and earnings analysis.

Other Assets and Liabilities

Austereo's other assets and liabilities have been valued in the range $16-21 million. Other assets and liabilities comprise:

- Austereo's 50% interest in Simon Richards, which has been valued in the range $4-7 million based on both discounted cash flow and capitalisation of earnings approaches;
- Austereo's 50% interest in mcm entertainment, which has been valued in the range $2-4 million; and
- loans to executives, which amounted to approximately $10 million at 30 June 2003.

6.4.2 Film Production

VRL's Production business has been valued in the range $280-330 million. The valuation takes into account the net debt of the Production business (approximately $922 million at 31 October 2003).

Valuation of the Production business is inherently subjective, as it essentially requires a judgement regarding future film performance. The valuation reflects the following:

- VRL has invested US$170 million in the business (US$100 million of equity and US$ 70 million by way of a security deposit). This equates to approximately A$240 million at an A$:US$ rate of 0.71;
- accordingly, the bottom end of Grant Samuel's valuation range represents only a modest premium to VRL's investment;
- VRL estimates that, since inception of the business in 1998, the Production business has generated total value of approximately US$235 million, of which US$105 million was devoted to funding set up costs. However, this value generation cannot be extrapolated into the future, given that it reflects the performance of *The Matrix* and *The Matrix Reloaded*;
- although *The Matrix Revolutions* will be profitable, its performance has been somewhat below expectation;
- EBITDA and EBIT multiples are essentially meaningless, given the nature of the financing facility for VRL's Production business. The profits and cash flows attributable to VRL are after the payment of interest on the facility; and
- the valuation represents approximately 12-14 times 2003 and 11-13 times projected 2004 pre-tax earnings from the business (whilst recognising that the pattern of cash

flows that are expected to emerge from the Production business is different from the pattern of reported earnings).

6.4.3 Cinema Exhibition

VRL's Exhibition business has been valued in the range $370-425 million. The valuation, which includes the value of VRL's leisure business, takes into account VRL's share of off balance sheet net cash in Exhibition joint ventures and an estimate of receivables relating to the sale of the UK joint venture.

VRL-Cinema Exhibition ($ million)		
	Low	High
Value of Cinema Exhibition Business (ungeared)	360	410
VRL share of net cash plus sale receivable (rounded)	10	15
Valuation	**370**	**425**

The valuation of the Exhibition business represents the following multiples of underlying EBITDA and EBIT:

Exhibition – Multiples Implied by Valuation		
	Implied multiples	
	Low	High
Enterprise Value ($m)	**360**	**410**
Multiples of EBITDA (underlying)		
2003 (actual)	3.9	4.5
2004 (budgeted)	5.4	6.2
Multiples of EBIT (underlying)		
2003 (actual)	10.8	12.3
2004 (budgeted)	17.1	19.5

The valuation reflects the following specific attributes of the Exhibition business:

- the business is the largest operator of cinemas in a number of the markets in which it operates, including Australia and New Zealand;
- the business is relatively mature and has adopted a lower growth strategy which has significantly reduced the risk of the business. There is still growth expected in some territories, including Greece and Italy;
- the cinema stock is in good condition following a significant refurbishment and capital expenditure program over the past few years. Capital expenditure requirements are expected to be lower going forward (falling to around 10-15% of EBITDA by 2006);
- the business is reliant on the popularity of films in general and the specific films it shows. The outlook for films is strong in the medium term with a number of blockbuster sequels expected to support the market;
- the Austrian operations are currently loss making and VRL is exploring exit options;
- VRL's joint venture partners in the various exhibition businesses have pre-emptive rights, including in relation to the Australian business; and
- the business owns freehold properties in Argentina, which were funded through a US$ denominated facility. Management of VRL has advised that it is reasonable to expect that, based on current market conditions, the value of these properties will be sufficient to offset the US$ debt.

Market Evidence

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies

	Market Cap (millions)	EBITDA[22] Multiple		EBIT[23] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	**A$**				
Amalgamated Holdings	415.2	7.5	6.4	10.5	8.8
United States	**US$**				
Regal Entertainment Ltd	2,835.8	8.0	6.2	12.2	8.4
AMC Entertainment Inc	560.0	6.9	6.6	15.3	na
Carmike Cinemas Inc	321.7	6.8	na	10.0	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

There have been a number of international transactions in the Exhibition sector. The following table sets out the multiples implied by selected transactions:

Selected Transaction Evidence

Date	Target/Transaction	Enterprise value (millions)	EBITDA Multiple		EBIT Multiple	
			historical	forecast	historical	forecast
Mar 1999	Acquisition of Hoyts Cinema Group by Consolidated Press Holdings	A$ 624.9	6.9	na	na	na
Mar 2002	Acquisition of bankrupt GC Cos Inc. by AMC Entertainment Inc.	US$167.0	9.9	na	na	na
Mar 2003	Acquisition of 97 multiplex and city centre cinemas by an investor group led by West LB AG	£430.6	9.2	na	na	na
May 2003	Sale by VRL of its UK joint venture cinemas	A$260	8.5	na	na	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The transactions set out above represent historical EBITDA multiples in the range 7-9 times.

Grant Samuel's valuation of the Exhibition business represents relatively low multiples of EBITDA by comparison with the trading and transaction multiples set out above, but very high multiples of EBIT. However, it is supported by the price VRL recently paid to increase its interest in the Australian Multiplex business. A one third interest in the business was acquired for $100 million, implying a value of $150 million for VRL's 50% interest. The Australian Multiplex business represents approximately 40% of the earnings of the Exhibition business. This implies a value of around $375 million for VRL's Exhibition business.

22 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

23 Represents the gross capitalisation divided by EBIT.

6.4.4 Theme Parks

VRL's share of the Theme Park business has been valued in the range $130-170 million as follows:

VRL-Theme Parks ($ million)		
	Low	High
Value of VRL share of Theme Park business (excluding debt)	170	210
VRL share of net debt (off-balance sheet)	(40)	(40)
Value of VRL share of Theme Park business	**130**	**170**

The valuation takes into account VRL's share of off balance sheet debt attributable to the Theme Parks business. The valuation of the Theme Parks business represents the following multiples of underlying EBITDA and EBIT:

Theme Park – Multiples Implied by Valuation		
	Implied multiples	
	Low	High
Theme Parks Enterprise Value ($m)	**170**	**210**
Multiples of EBITDA (underlying)		
2003 (actual)	5.8	7.2
2004 (budgeted)	6.3	7.8
Multiples of EBIT (underlying)		
2003 (actual)	8.4	10.4
2004 (budgeted)	9.1	11.6

The valuation reflects the following specific attributes of the Theme Parks business:

- the business is the largest operator of Theme Parks in Australia;
- the business is relatively mature, although some growth is expected in line with forecast growth in international visitors to the Gold Coast;
- the Theme Parks have benefited from a significant capital expenditure program over the past few years and the Sea World Nara Resort has recently been refurbished. Major new attractions have been opened or are planned as part of a continual improvement process to ensure quality of attractions. Each of the theme parks is expected to open a major new attraction every three years. Accordingly capital expenditure requirements are expected to be relatively constant going forward; and
- Warner Bros. has pre-emptive rights in relation to VRL's interest in the Theme Parks business. In the event that a third party was to acquire VRL's interest in Movie World, the annual licence fees and royalty payable to Warner Bros. could increase.

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies	Market Cap (millions)	EBITDA[24] Multiple		EBIT[25] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	**A$**				
Macquarie Leisure Trust	142.7	10.5	9.3	12.6	11.1
Sydney Aquarium	104.0	10.3	9.4	12.5	11.3
United States	**US$**				
Six Flags Inc	606.6	8.6	9.3	14.5	na
Cedar Fair LP	1,509.3	11.6	na	15.6	na
Walt Disney Co	46,667.9	17.5	16.4	25.2	23.6

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The multiples implied by the valuation are lower than those for the comparables set out above. This may reflect the superior growth prospects of some of the comparables and, in the case of the US comparables, the impact of size on market ratings.

Grant Samuel's valuation has also had regard to a recent transaction involving the theme park assets. In January 2002 VRL and Warner Bros. jointly acquired the 14.5% of units in the Sea World Property Trust that it did not already hold, at $0.90 per unit. The Sea World Property Trust held 100% of Sea World, a 50% interest in the Sea World Nara Resort and a one-third interest in Movie World, Wet'n'Wild and the Warner Bros. Studios. That transaction implied a value of approximately $165 million for VRL's share of the Theme Parks business (by comparison to Grant Samuel's valuation of the business, pre-debt, of $170-210 million).

6.4.5 Film Distribution

VRL's Distribution business has been valued in the range $75-95 million as follows:

VRL Distribution ($ million)	Low	High
Value of Distribution business (excluding debt)	85	105
VRL share of net debt (off-balance sheet) (rounded)	(10)	(10)
Value of Distribution business	**75**	**95**

The valuation takes into account VRL's share of off-balance sheet net cash in the Distribution business. The valuation of the Distribution business represents the following multiples of underlying EBITDA and EBIT:

Distribution – Multiples Implied by Valuation	Implied multiples	
	Low	High
Distribution Enterprise Value ($m)	**85**	**105**
Multiples of EBITDA (underlying)		
2003 (actual)	5.7	7.0
2004 (budgeted)	5.8	7.2
Multiples of EBIT (underlying)		
2003 (actual)	6.0	7.4
2004 (budgeted)	6.1	7.5

24 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

25 Represents the gross capitalisation divided by EBIT.

The valuation reflects the following specific attributes of the Distribution business:

- the business is one of the largest operators in Australia and New Zealand, with smaller operations in Singapore and Greece;
- the business is supported by its relationship with Warner Bros and VRP;
- earnings have grown strongly on the back of strong DVD sales and are expected to continue around current levels in the short term;
- the distribution business is, in part, dependent on the popularity of the films it distributes; and
- Greater Union has pre-emptive rights in relation to the Australasian business.

The implied multiples are relatively low. They reflect Grant Samuel's judgement that current profitability may not be sustainable in the medium term, given the support for short term earnings from very strong film product and the rapid expansion of the DVD market. The multiples are considered reasonable having regard to the limited comparable trading evidence. Magna Pacific Holdings Ltd, a listed Australian film distributor, is currently trading on historical EBITDA and EBIT multiples of 8.1 and 9.7 respectively.

6.4.6 Other Assets and Liabilities

Net cash

VRL's share of net cash for valuation purposes (excluding net debt that has been taken into account in the business valuations, including the film production facility) is estimated at $75-79 million:

VRL - Net cash ($ millions)	Low	High
Cash	157	157
Debt	(51)	(51)
Leases	(7)	(7)
PRIDES	(23)	(19)
Net cash	**75**	**79**

Grant Samuel has attributed a negative value of $(19)-(23) million to the PRIDES outstanding at 31 October 2003 based on their face value and a recent redemption by VRL at less than face value.

Corporate overheads

VRL's corporate overheads for the 2004 financial year are expected to be around $40 million. This includes approximately $11 million of shared services costs which are recharged to each of the operating businesses and are incorporated in Grant Samuel's valuations of those assets. It also includes other income of around $2 million.

In Grant Samuel's view, it is reasonable to assume that a potential purchaser of VRL could make some savings. Grant Samuel has assumed residual costs of approximately $20 million per annum. The residual amount of $20 million has been capitalized in the range $(200)-(225) million.

Other liabilities

Grant Samuel has attributed a negative value in the range $(50)-(100) million in relation to VRL's contingent liabilities, which consist of contingent tax liabilities, against which VRL holds a general tax provision of $125 million, and litigation liabilities, for which VRL has provided approximately $20 million. Grant Samuel has attributed no additional negative

value in relation to the claim by Peter Ziegler, having regard to VRL's assessment, based on legal advice, that the claim is without merit.

6.5 Share of Underlying Value

Allocating the estimated underlying value of VRL as between VRL ordinary shares and Preference Shares is problematic. There are a number of factors that suggest that, intrinsically, the Preference Shares are more valuable than the ordinary shares:

- if any dividend is declared on the ordinary shares, the Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary shares, whichever is the greater;
- in the event of a successful takeover offer for the ordinary shares, the Preference Shares convert to ordinary shares. As a practical matter, it is highly likely that any bidder would extend the offer to the ordinary shares created on conversion of the Preference Shares;
- holders of Preference Shares have a priority as to return on capital in a winding up of $0.50 per share and then to participate pari passu with holders of ordinary shares in any surplus; and
- while A Class Preference Shares have no voting rights in most circumstances, the controlling interest of the Kirby family and Graham Burke means that the voting rights of other ordinary shareholders provide only limited influence.

On the other hand, the Preference Shares have consistently traded at a discount to the price of the ordinary shares, and this is consistent with share prices of other companies with both voting and non-voting securities that otherwise have generally similar economic rights.

Assessments of underlying value aim to estimate the value that would be realised in a change of control. In the event of a takeover of VRL, it is likely that the bidder would extend its offer to the ordinary shares created on conversion of the Preference Shares. Holders of Preference Shares would be likely to receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary and Preference shares. On this basis, the estimated underlying value per share (for both ordinary and Preference shares) is as follows:

VRL – Underlying Value per Ordinary and Preference Share	Low	High
Value of net assets	**1,040**	**1,324**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share	**2.14**	**2.73**

The value attributed to the Offer of $1.21-1.24 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of $2.14-2.73 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holder of ordinary shares.

However, comparisons between the value of the Offer and estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding of VRC, the company associated with the Kirby family and Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospects for a competitive offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

6.6 Share of Market Value

In the absence of any access to underlying value, holders of the Preference Shares can only realise value through share market trading. Accordingly, one analysis of the Proposal is to consider whether holders of Preference Shares are receiving a "fair share" of the share market value of VRL. The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation attributable to the holders of Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares than this range of 35-43%. On the basis of the ordinary share price at 27 July 2003 (immediately before the Original Proposal was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value.


Preference Shareholders' Share of Market Value
1 July 2002 to 25 July 2003
55%
50%
45%
40%
35%
30%
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Historical share of market value
Share based on offer value

Source: Iress
Note: Assumes a value of the Offer of $1.24 per Preference Share.

The Proposal delivers to holders of Preference Shares a significantly higher proportion of the market value of VRL than was attributable to the Preference Shares during the twelve months before the announcement of the Original Proposal.

6.7 Simplification of Capital Structure

The price of VRL ordinary and Preference shares fell substantially during the 2002 and 2003 financial years, following the announcement of the suspension of dividend payments, first on ordinary shares and subsequently on the Preference Shares. More fundamentally, however, the depressed price at which VRL's ordinary and Preference shares have recently traded is a reflection of VRL's capital structure, which now represents a significant impediment to the reflection of VRL's underlying value in the price of both ordinary and Preference shares.

If any dividend is declared on the ordinary shares, Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary dividend, whichever it the higher. This means that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportional payout to ordinary shareholders and pay the most that could be paid to ordinary shareholders without increasing the preference dividend (ie. a dividend of $0.07 per ordinary share) would require an ordinary dividend of approximately $16.5 million. This would result in a total dividend payment of approximately $41.5 million.

At current and budgeted levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. The following table sets out the income that would be available for distribution by VRL, based on budgeted 2004 earnings, including estimated dividend income from Austereo:

Indicative Estimate of Income Available for Distribution as Dividends ($ millions)	
Consolidated operating profit before tax from continuing business	109.0
Less: Austereo profit before tax	(57.7)
VRL profit before tax	51.3
Less: Tax at 30%	(15.4)
VRL profit after tax	35.9
Dividends from Austereo	13.0
Income available for distribution as dividends	**48.9**

Given VRL's marginal ability at budgeted levels of profitability to pay dividends to both ordinary and preference shareholders out of any single year's income, there is an incentive for VRL to pay neither (to maintain, in a general sense, equity as between the holders of ordinary and Preference Shares). The minimum 10.175 cents per share dividend entitlement of the Preference Shares means that VRL cannot make more modest dividend payments reflecting its annual earnings (although VRL could presumably make dividend payments under the current structure on an intermittent basis as accumulated earnings allowed),

Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

6.8 Impact on VRL's Financial Position

Implementation of the Proposal will increase VRL's gearing, as illustrated in the following tables:

VRL – Financial Position at 30 June 2003 prior to Proposal ($millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**n/a**	**50.3%**

Source: VRL

VRL – Proforma Financial Position at 30 June 2003 after Proposal ($ millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**420.3**	**2,136.0**
Net cash / (borrowings)	(161.8)	(1,010.8)	(204.9)	(1,377.5)
Shareholders' funds	**346.5**	**196.6**	**215.4**	**758.5**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**48.8%**	**64.5%**

Source: VRL

Gearing for the VRL business (excluding Austereo and the limited recourse debt in VRF) will be around 50%, based on balance sheet values. However, this significantly overstates the gearing from an economic perspective. Even in a worst case scenario in which the production business had no value, VRL's liability in respect of the notes would be supported by the other businesses in VRL (exhibition, distribution and theme parks), which jointly have budgeted EBIT for the 2004 financial year of $54 million, as well as by VRL's shareholding in Austereo, which at current share prices is worth around $340 million.

On the basis of VRL's cash flow forecasts, there is nothing to indicate that VRL will not have the capacity to fund the principal and interest obligations on the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, these cash flow forecasts are, inevitably, subject to uncertainty. Actual cash flows from operations, particularly for the production business, could be significantly different from those forecast. Grant Samuel does not in any way guarantee or underwrite the achievement of VRL's forecast cash flows or VRL's ability to meet its obligations under the notes. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks.

6.9 Consequences if Proposal does not Proceed

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.21-1.24, at least in the short term. Immediately before the announcement the Preference Shares were trading around $0.83. Trading in Preference Shares since the announcement of the Proposal has been heavy. Since 28 July, approximately 272 million Preference Shares, representing approximately 109% of the total issued Preference Shares have traded at a weighted average price of $1.09 per share. The Preference Shares have traded in the range $1.04-1.15, presumably in part because of uncertainty as to whether the Proposal will proceed. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

The graph below shows the price of VRL Preference Shares during late October and November 2003, highlighting the movements that followed various announcements in relation to the Original Proposal:


Village Roadshow - Preference Share Prices
November 2003
$1.16
$1.15
$1.14
$1.13
$1.12
$1.11
$1.10
$1.09
$1.08
$1.07
$1.06
24-Oct-03
28-Oct-03
01-Nov-03
05-Nov-03
09-Nov-03
13-Nov-03
17-Nov-03
21-Nov-03
Announcement of the results of the scheme meeting
Announcement that the Court reserved judgement
Announcement that the Court would not approve the scheme
Announcement that the Court declined to allow the meeting to be reconvened

The graph shows clearly that the Preference Share price rose on expectations that the Original Proposal would proceed, and then fell progressively as the risk that the Court would not approve the Original Proposal became more apparent. In Grant Samuel's view, if the Proposal is not approved there is the prospect of a significant fall in the Preference Share price.

On the other hand, if the Proposal does not proceed there is a realistic possibility that holders of Preference Shares could realise value in excess of the value attributed to the Offer, at some point in the future. This upside could be significant, having regard to the gap between the value attributed to the Offer and the estimated underlying value of Preference Shares. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares.

However, holders of Preference Shares should understand that there can be no certainty that they would ever be able to realise value in excess of the value attributed to the Offer. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share values.

Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

6.10 Other Advantages and Disadvantages

There are other advantages and disadvantages associated with the Proposal:

- VRL expects that it will commence paying tax with effect from the 2004 financial year. Accordingly, in the event that it was to recommence paying dividends on the Preference Shares, the dividends could be franked. By contrast, income distributions on the notes will be by way of interest payments, which are fully taxable;
- holders of Preference Shares have a priority as to return on capital in a winding up of $0.50 per share. By contrast, note holders will rank ahead of ordinary shareholders for the full amount outstanding on the notes; and
- interest payments on the notes will be made twice a year. By contrast, dividend payments on the Preference Shares have in the past only been made following the year end.

6.11 Shareholder Issues

The decision of each shareholder as to whether to vote in favour of the Proposal is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

Holders of the notes will be exposed to VRL credit risk and the trading price of the notes could vary. Grant Samuel makes no representation and gives no guarantee as to the future trading price of the notes. A decision to continue holding the notes if the Proposal is implemented represents a separate investment decision by shareholders. Grant Samuel makes no recommendation in that regard.

7 Sources of Information

In preparing this report, Grant Samuel has had access to and relied upon, without independent verification, the following information:

- the Explanatory Memorandum prepared by VRL in relation to the Proposal;
- annual financial statements for VRL for the four years ended 30 June 2003;
- management accounts for VRL for the five years ended 30 June 2003;
- VRL's budget for the twelve months ending 30 June 2004;
- VRL forecasts for the four years ending 30 June 2007;
- VRL management accounts for the four months to 31 October 2003 and revised earnings forecasts for the year to 30 June 2004;
- VRL board and management papers; and
- publicly available information including press reports and recent brokers' reports on VRL.

Grant Samuel has also held discussions with, and obtained information from, senior management of VRL, and legal advisers to VRL.

8 Qualifications, Declarations and Consents

8.1 Qualifications

Grant Samuel provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Grant Samuel and its affiliated companies have prepared more than 200 public expert's reports since Grant Samuel's formation in 1988.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) ACA CA(SA) ACMA and Cam Stewart BCom LLB. They were assisted by Jaye Gardner BCom LLB (Hons) CA ASIA, Vanessa Bolger BCom CA, Alison Long BCom CFA CA and Kierin Deeming BA LLB (Hons) MBA. Each of Stephen Cooper, Cam Stewart and Jaye Gardner has a significant number of years of experience in relevant corporate advisory matters. Each of the above is an authorised representative of Grant Samuel pursuant to its Dealers Licence held under Part 7.3 of the Corporations Act.

8.2 Declarations

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with VRL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel prepared an independent expert's report in relation to the Original Proposal. Grant Samuel believes it is independent for the purposes of Practice Note 42 issued by ASIC.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal.

VRL has agreed that, to the extent permitted by law, VRL will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this report. This indemnity will not apply in respect of any conduct involving negligence or wilful misconduct. VRL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found liable for, or guilty of, negligence or wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to senior management and directors of VRL. Certain changes were made to this report as a result of the circulation of the draft report. However, there was no alteration to the methodology, conclusions or recommendations made to VRL Preference shareholders as a result of issuing the draft report.

8.3 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the scheme documents to be sent to VRL Preference shareholders in relation to the Proposal. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

The accompanying letter dated 12 December 2003 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix B

Scheme of arrangement

Appendix to Scheme Booklet

Scheme of Arrangement

Pursuant to section 411 of the Act

Between VRL

and Preference Shareholders

1. Background

(a) VRL is a public company registered in Queensland, limited by shares and included in the official list of ASX.

(b) As at the date of the Scheme Booklet, VRL had 250,215,147 Preference Shares on issue and quoted on the financial market conducted by ASX.

(c) If this Scheme becomes effective, VRL and Preference Shareholders will, by force of the Scheme, enter into Buy-Back Agreements under which:

(i) VRL will buy-back the Preference Shares for the Buy-Back Consideration; and

(ii) the Preference Shares will be cancelled.

2. Definitions and interpretation

2.1 Defined terms

In this document:

Act means the Corporations Act 2001 (Cth).

AEST means the time in Melbourne, Victoria.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means board of Directors.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration means, in respect of a Preference Shareholder, $1.25 cash for every Preference Share the Preference Shareholder is registered on the Register as holding at the Record Time.

Buy-Back Offer means an offer by VRL to a Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Conditions means the conditions to this Scheme, as set out in clause 3.

Constitution means the constitution of VRL from time to time.

Constitution Modifications means the modifications to VRL's Constitution described in **section 7.8** of the Scheme Booklet.

Court means the Supreme Court of Victoria.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Directors means the directors for the time being of VRL.

Encumbrance includes mortgage, charge, lien, restriction against transfer, encumbrance and other third party interest, whether legal or equitable.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow

Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of **Appendix H** to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder. As at the date of this Scheme Booklet, the Directors have determined that a Shareholder with an address on the Company's register of members other than Australia or any of New Zealand, United Kingdom, Belgium, Czech Republic, Denmark, France, Greece, Hong Kong, Indonesia or United Arab Emirates will be deemed to be a "Foreign Preference Shareholder" for the purposes of the Scheme.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of **Appendix G** to the Scheme Booklet.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a person registered on the Register as holding Preference Shares at the Record Time.

Record Date means the date which is 30 Business Days after the Scheme Lodgment Date or such earlier date on or after the Scheme Lodgment Date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Registrar means VRL's share registrar.

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Act.

Scheme Booklet means the booklet setting out, among other things, the information about the Scheme VRL is required under the Act to provide to Preference Shareholders.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs.

Shareholder Approvals means each of the following:

(a) approval of the Scheme in accordance with section 411(4)(a)(ii) of the Act; and

(b) approval of the terms of the Buy-Back Agreements in accordance with section 257D(1)(a) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Unsecured Note means a subordinated unsecured note with an initial face value of $1 issued by VRL in accordance with the Unsecured Notes Trust Deed.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Trust Deed dated 26 September 2003 executed by VRL and Permanent Trustee Company Limited ACN 000 000 993 as amended by Supplemental Deed dated **10** December 2003 between VRL and the Trustee.

VRL means Village Roadshow Limited ACN 010 672 054.

2.2 Interpretation

In this Scheme, except where the context otherwise requires:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(d) a reference to **A$**, **$A**, **dollar** or **$** is to Australian currency;

(e) a reference to a party is to a party in this Scheme, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(f) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(g) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(h) a word or expression defined in the Act has the meaning given to it in the Act;

(i) the meaning of general words is not limited by specific examples introduced by **including**, **for example** or similar expressions;

(j) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(k) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(l) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this Scheme or any part of it; and

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.3 Headings

Headings are for ease of reference only and do not affect interpretation.

3. Conditions

This Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

(i) temporary restraining order;

(ii) preliminary or permanent injunction;

(iii) other order issued by any court of competent jurisdiction; or

(iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations in **section 6.1** of the Scheme Booklet;

(c) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(d) **Court Order:** the Court Order being made on or before 23 June 2004 or such later date as the Court approves; and

(e) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 30 June 2004 or such later date as the Court approves.

4. Scheme

(a) Subject to the Conditions having been satisfied, VRL will on the Record Date and without the need for any further act, be taken by force of this **clause** to have made a Buy-Back Offer to each Preference Shareholder at the Record Time.

(b) Effective immediately on VRL making the Buy-Back Offer to a Preference Shareholder, without the need for any further act, the Preference Shareholder will be taken by force of this **clause**:

(i) to have accepted the Buy-Back Offer; and

(ii) to have entered into a Buy-Back Agreement with VRL; and

(iii) to have:

(A) irrevocably appointed VRL as the Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to this Scheme;

(B) agreed to apply $1 out of every $1.25 of the Buy-Back Consideration payable to the Preference Shareholder pursuant to the Buy-Back Agreement in and towards the acquisition by the Preference Shareholder by way of issue of one Unsecured Note; and

(C) agreed to the acquisition by, and issue to, the Preference Shareholder of the Unsecured Notes to be issued as provided in **clause 4(b)(iii)(B)** to that Preference Shareholder and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

(c) As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(i) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(ii) register that transfer;

(iii) subject to **clauses 4(c)(iv)**, **4(g)** and **7(a)**, provide the Buy-Back Consideration to the Preference Shareholder;

(iv) apply $1 out of every $1.25 of that Buy-Back Consideration in and towards the acquisition by the Preference Shareholders by way of issue of one Unsecured Note;

(v) subject to **clauses 6(a)** and **7(a)**, issue the relevant Unsecured Notes to the Preference Shareholder in accordance with the Unsecured Notes Trust Deed; and

(vi) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes so issued to the Preference Shareholder.

(d) If a holder of Unsecured Notes delivers in accordance with clause 5.1 of schedule 1 to the Unsecured Notes Trust Deed a Conversion Notice (within the meaning of that term in the Unsecured Notes Trust Deed) in respect of any Unsecured Notes held by the holder, effective immediately on the holder delivering the Conversion Notice, VRL will, without the need for any further act, be taken by force of this clause to have made an offer to the holder:

(i) to redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(ii) to issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(e) Unless the relevant Conversion Notice is withdrawn with the consent in writing of VRL in accordance with clause 5.3(b) of schedule 1 to the Unsecured Notes Trust Deed, VRL must:

(i) redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(ii) issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(f) The Buy-Back Offers are, by force of this clause, deemed to be a solicited offer for the purposes of regulation 2C of the Australian Securities and Investments Commission Regulations 2001 (Cth).

(g) Payment to a Preference Shareholder of that part of the Buy-Back Consideration not applied to the acquisition of an Unsecured Note as provided in **clause 4(c)(iv)** will be made by sending a cheque for that part to the Preference Shareholder at the address of that Preference Shareholder as recorded in the Register at the Record Time. However, if the Preference Shareholder has, prior to the Record Date, completed and returned to VRL a Direct Credit Authority Form in the form accompanying the Scheme Booklet or in such other form as VRL may require or accept, VRL may elect to deposit that part of the Buy-Back Consideration to the Australian account nominated in the Form, but VRL reserves the right to disregard the Form and make the payment by cheque.

5. Identity of Preference Shareholders

(a) To establish whether a person is a Preference Shareholder, dealings in Preference Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares at the Record Time; and

(ii) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

(b) VRL will not accept for registration or recognise for any purpose any transmission application or transfer of the kind referred to in **clause 5(a)(ii)** received after 5pm Melbourne time on the last Business Day before the Record Date.

(c) All statements of holding for Preference Shares will cease to have effect from the Record Time as documents of title in respect of those Preference Shares and, as from immediately after the Record Time, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Buy-Back Consideration.

6. Treatment of Foreign Preference Shareholders' Unsecured Notes

(a) The Unsecured Notes to which Foreign Preference Shareholder would, but for this clause 6 be entitled under this Scheme will be issued to a nominee appointed by the Board.

(b) Subject to **clause 6(c)**, the nominee must as soon as practical:

(i) sell the Unsecured Notes issued to it; and

(ii) distribute to the Foreign Preference Shareholder their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting:

(A) the costs and expenses of the sale and of their appointment; and

(B) any Taxation.

(c) The nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each Foreign Preference Shareholder without the need for any further act is taken by force of this clause to have:

(i) irrevocably authorised VRL and the nominee; and

(ii) appointed VRL and the nominee as the Foreign Preference Shareholder's attorney with authority,

to:

(iii) sell the Unsecured Notes issued to the nominee;

(iv) execute or effect a transfer of the Unsecured Notes;

(v) deliver clear and unencumbered title to the Unsecured Notes to a transferee of the Unsecured Notes; and

(vi) do any other thing including execute any other document necessary or expedient to give effect to **clauses 6(a)**, **(b)** and **(c)**.

(e) Each Foreign Preference Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the nominee appointed under **clause 6(a)** or any other person in relation to the treatment of the Foreign Preference Shareholder in accordance with this **clause 6**.

(f) Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

7. Treatment of ESP Shares

(a) Where a Preference Shareholder is an ESP Shareholder, in accordance with the terms of the relevant ESP:

(i) the Buy-Back Consideration which would have been provided to the ESP Shareholder under this Scheme will be provided to; and

(ii) the Unsecured Notes which would have been issued to the ESP Shareholder under this Scheme will be issued to,

the Nominee.

(b) The Nominee will deal with Buy-Back Consideration provided to it and Unsecured Notes issued to it under **clause 7(a)** in accordance with the terms of the ESP and this Scheme.

(c) The Nominee may defer selling some or all of the Unsecured Notes issued to it under **clause 7(a)** at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the Nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each ESP Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the Nominee or any other person in relation to the treatment of the ESP Shareholder in accordance with the ESP and this **clause 7**.

8. General

(a) VRL has no liability for any Taxation in connection with the Scheme other than liability imposed by law.

(b) Should the Court propose to approve the Scheme subject to any alterations or conditions, VRL may consent to those alterations or conditions on behalf of all persons concerned.

(c) Each Preference Shareholder is deemed to have warranted to VRL that:

(i) the Preference Shareholder will have full power and capacity to sell and transfer their Preference Shares to VRL pursuant a Buy-Back Agreement entered into between VRL and the Preference Shareholder; and

(ii) the Preference Shares will be sold and transferred to VRL free from all Encumbrances.

(d) The Preference Shares bought back under this Scheme will be deemed to have been sold and transferred to VRL free from all Encumbrances.

(e) Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to VRL, it shall be deemed to be received when it is actually received at VRL's registered office or at the office of VRL's Registrar.

(f) Preference Shareholders consent to VRL doing all things necessary or incidental to the implementation of this Scheme.

(g) Preference Shareholders are prohibited from doing anything inconsistent with this Scheme, including purporting to revoke any authorities they have provided by force of this Scheme.

(h) The Scheme prevails over the Constitution and any ESP to the extent of any inconsistency.

(i) This Scheme is governed by the laws of Victoria.

(j) This Scheme binds VRL and all Preference Shareholders from time to time, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against the Scheme at that meeting.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix C

Share trading history

Appendix to Scheme Booklet

Part A - Preference Share trading history

The table below shows the volume weighted average price of the Preference Shares on ASX during the following periods:

28 July 2003 to 19 November 2003, being the Trading Day before the Scheme was announced on 20 November 2003;

1 July 2002 to 25 July 2003, being the Trading Day before the Original Scheme was announced on 28 July 2003;

14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares to 25 July 2003; and

1 July 2002 to 14 May 2003.

Period	Volume	Value	Average Price
28 July 03 to 19 November 03	266,277,035	$290,313,127	$1.090
1 July 02 to 25 July 03	238,561,840	$195,077,134	$0.818
14 May 03 to 25 July 03	47,867,434	$37,109,665	$0.775
1 July 02 to 14 May 03	190,694,406	$157,967,468	$0.828

The chart below shows the daily Preference Share price and volume traded on ASX for the period from 1 July 2002 to 20 November 2003:


1.110
1.080
1.050
1.020
0.990
0.960
0.930
0.900
0.870
0.840
0.810
0.780
0.750
0.720
0.690
0.660
0.630
0.600
25M
20M
15M
10M
5M
Aug02
Sep02
Oct02
Nov02
Dec02
Jan03
Feb03
Mar03
Apr03
May03
Jun03
Jul03
Aug03
Sep03
Oct03
Nov03

Part B - Ordinary Share trading History

The table below shows the volume weighted average price of the Ordinary Shares on ASX during the following periods:

28 July 2003 to 19 November 2003, being the Trading Day before the Scheme was announced on 20 November 2003;

1 July 2002 to 25 July 2003, being the Trading Day before the Original Scheme was announced on 28 July 2003;

14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Ordinary Shares to 25 July 2003; and

1 July 2002 to 14 May 2003.

Period	Volume	Value	Average Price
28 July 03 to 19 November 03	31,378,834	$46,856,756	$1.493
1 July 02 to 25 July 03	68,029,390	$86,995,000	$1.279
14 May 03 to 25 July 03	18,013,749	$22,883,954	$1.270
1 July 02 to 14 May 03	50,015,641	$64,111,046	$1.282

The chart below shows the daily Ordinary Share price and volume traded on ASX for the period from 1 July 2002 to 20 November 2003:


2.000
1.950
1.900
1.850
1.800
1.750
1.700
1.650
1.600
1.550
1.500
1.450
1.400
1.350
1.300
1.250
1.200
1.150
1.100
1.050
1.000
3500T
3000T
2500T
2000T
1500T
1000T
500T
Aug02
Sep02
Oct02
Nov02
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Appendix D

Notice of General Meeting

Appendix to Scheme Booklet

Village Roadshow Limited
ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of General Meeting

Notice is given that a general meeting of members of Village Roadshow Limited (**Company**) will be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 2pm Brisbane time on Wednesday, 21 January 2004.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 12 December 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Special resolutions

The purpose of the meeting is to consider and, if thought fit, pass the following resolutions, each of which will be proposed as a special resolution:

2.1 'Subject to the approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act 2001(Cth), that the terms of any Buy-Back Agreements to be entered into under the Buy-Back are approved in accordance with section 257D(1) of the Act and that any reduction in share capital involved in the Buy-Back Agreements or the Buy-Back or both is approved'.

2.2 'That conditional on all Preference Shares being bought back under the Buy-Back and effective from the earliest date that all Preference Shares bought back under the Buy-Back are cancelled in accordance with section 257H(3) of the Act, the Constitution is modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.4(a)(i)(F) and (G) after Article 2.4(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.'

3. Voting restrictions

Any votes cast in favour of the resolution in paragraph 2.1 by:

(a) an Ordinary Shareholder who is also a Preference Shareholder;

(b) a Preference Shareholder; or

(c) an Associate of a Preference Shareholder,

as at the Voting Entitlement Time will not be counted and will be disregarded.

Any such Shareholder who wishes to vote on that resolution can only vote (in respect of both Preference Shares and Ordinary Shares held) against the resolution.

Only Ordinary Shareholders may vote in relation to the resolution in paragraph 2.2, whether or not they also hold Preference Shares.

4. Directors' recommendations and voting

The Directors unanimously recommend that:

(a) Ordinary Shareholders (other than those who are also Preference Shareholders or Associates of Preference Shareholders) vote in favour of the Buy-Back;

(b) Shareholders other than those described in paragraph (a) do not vote against the Buy-Back; and

(c) Ordinary Shareholders vote in favour of the Constitution Modifications.

The reasons the Directors have made the above recommendations include those set out in **sections 5.6** to **5.9** inclusive of this Scheme Booklet.

Each Director who is entitled to vote on the Buy-Back, Constitution Modifications, the Rights Effect and Scheme intends to vote in favour of those resolutions.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 19 January 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies from Shareholders (who are eligible to vote in favour of the resolutions) in favour of the resolutions to be voted on at the meeting.

The Chairman of each meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of the resolutions.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 12 December 2003

By Order of the Board
Philip S. Leggo
Secretary

Appendix E

Notice of Class Meeting

Appendix to Scheme Booklet

Village Roadshow Limited
ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of Class Meeting of Preference Shareholders

Notice is given that a class meeting of Preference Shareholders of Village Roadshow Limited (**Company**) will be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Wednesday 21 January 2004 promptly after the conclusion or adjournment of the General Meeting which is due to commence at 2.00pm.

All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Class Meeting are admitted to the room.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 12 December 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Special resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

'That any variation, abrogation or cancellation of rights attached to A Class Preference Shares effected or arising from the Buy-Back, the Buy-Back Agreements, the Scheme or the resolution approving the terms of the Buy-Back Agreements (resolution 2.1 in the General Meeting) be and is hereby approved and sanctioned.'

3. Quorum and Voting restrictions

The provisions from time to time contained in the Constitution as to general meetings of the Company apply to meetings of a class of shareholders. However, the quorum for the class meeting is 2 persons at least holding or representing by proxy one-fourth of the issued shares of the class.

As this is a class meeting of Preference Shareholders, only Preference Shareholders may vote on the resolution.

4. Directors' recommendations and voting

The Directors unanimously recommend that Preference Shareholders vote in favour of the resolution.

The reasons the Directors have made the above recommendation include those set out in **sections 5.6** to **5.9** inclusive of this Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Preference Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 19 January 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder entitled to attend and vote may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Preference Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolutions to be voted on at the meeting.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 12 December 2003

By Order of the Board
Philip S. Leggo
Secretary

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix F

Notice of Scheme Meeting

Appendix to Scheme Booklet

Village Roadshow Limited

ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of Scheme Meeting

Notice is given that, by an order of the Supreme Court of Victoria made on 12 December 2003 under section 411(1) of the Act, the Court has directed that a meeting of Preference Shareholders be held on 21 January 2004 promptly following the conclusion or adjournment of the Class Meeting. The Class Meeting will be held promptly following the conclusion or adjournment of the General Meeting which is due to commence at 2.00pm.

The General Meeting will be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 2pm Brisbane time on Wednesday, 21 January 2004 and is expected to run for approximately 30 minutes.

The Scheme Meeting will also be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane.

The Court has directed that Mr Robert George Kirby or, failing him, Mr Graham William Burke act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 12 December 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution:

'That the Scheme is approved (with or without modification as approved by the Court).'

3. Attendance and voting

Only Preference Shareholders (whether or not they also hold Ordinary Shares) are entitled to attend and vote at the Scheme Meeting.

4. Directors' recommendations and voting

The Directors unanimously recommend that Preference Shareholders vote in favour of the resolution.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of the Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Preference Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Preference Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 19 January 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolution to be voted on at the meeting.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 12 December 2003

By Order of the Court
Philip S, Leggo
Secretary

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix G

Nominee Deed Poll

Appendix to Scheme Booklet

Nominee Deed Poll

by Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

in favour of VRL and Foreign Preference Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Board has appointed Nominee as contemplated under clause 6(a) of the Scheme to do the things contemplated under clause 6(b) of the Scheme.

(c) Nominee has undertaken under this deed poll in favour of VRL and Foreign Preference Shareholders to do the things contemplated under clause 6(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 6(d) to (f) of the Scheme inclusive, Nominee, by way of deed poll in favour of VRL and each Foreign Preference Shareholder:

(a) accepts its appointment by the Board under clause 6(a) of the Scheme;

(b) agrees to:

(i) the issue to it in accordance with clause 6(a) of the Scheme of Unsecured Notes which would have been issued to each Foreign Preference Shareholder under the Scheme:

(ii) hold such Unsecured Notes on trust for the Foreign Preference Shareholder; and

(iii) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(c) undertakes to do the things contemplated under clause 6(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, Nominee agrees by way of deed poll in favour of VRL and each Foreign Preference that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: 2nd December 2003

Signed, **sealed** and **delivered** by **Nominee** in the presence of

[signature]	[signature]
Signature of director	Signature of ~~director~~/company secretary (Please delete as applicable)
H. GIBLEY-BAIRD	MARTIN JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

Appendix H

ESP Deed Poll

Appendix to Scheme Booklet

ESP Deed Poll

By Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

In favour of VRL and ESP Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Nominee has undertaken under this deed poll in favour of VRL and ESP Shareholders to do the things contemplated under clause 7(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 7(c) and (d) of the Scheme, the Nominee, by way of deed poll in favour of VRL and each ESP Shareholder:

(a) agrees to:

(i) the Buy-Back Consideration which would have been provided to each ESP Shareholder under the Scheme being provided to it;

(ii) the Unsecured Notes which would have been issued to each ESP Shareholder under the Scheme being issued to it;

(iii) hold such Buy-Back Consideration and Unsecured Notes on trust for the ESP Shareholder subject to the terms of the ESPs; and

(iv) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(b) undertakes to do the things contemplated under clause 7(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, the Nominee agrees by way of deed poll in favour of VRL and each ESP Shareholder that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to the Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by the Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: ...2ND......December 2003

Signed, **sealed** and **delivered** by **the Nominee** in the presence of

[signature] ←	[signature] ←
Signature of director	Signature ~~of director~~/company secretary (Please delete as applicable)
H. GEDLEY-BAIRD	MARTIN JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

VILLAGE ROADSHOW LIMITED

NEW ZEALAND INVESTMENT STATEMENT
in relation to an
OFFER OF UNSECURED NOTES
PURSUANT TO A SCHEME OF ARRANGEMENT

Prepared as at 12 December 2003

The Unsecured Notes described in this document are offered to holders of A Class Preference Shares as part of the consideration to be received by such persons under a proposed Scheme of Arrangement between Village Roadshow Limited and such holders.

This document is important and requires your immediate attention. If you do not understand or are in any doubt as to how to deal with this document, you should contact your sharebroker, solicitor, accountant or other professional adviser immediately.

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE SCHEME BOOKLET

INDEX **PAGE**

NEW ZEALAND INVESTMENT STATEMENT DATED 12 December 2003
for the purpose of the New Zealand Securities Act 1978

IMPORTANT INFORMATION

(The information in this section is required under the New Zealand Securities Act 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

Choosing an investment

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this New Zealand Investment Statement, important information can be found in the Scheme Booklet, a copy of which was sent to you with this Investment Statement.

Choosing an investment adviser

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments; and
- whether the advice is limited to the investments offered by one or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

Exemption from application of the New Zealand Securities Act 1978. This Investment Statement is prepared, and the offer of Unsecured Notes in Village Roadshow Limited is made, in accordance with the provisions of the Securities Act (Overseas Companies) Exemption Notice 2002.

1. WHAT SORT OF INVESTMENT IS THIS?

You are being offered the opportunity to receive Unsecured Notes as part of a scheme of arrangement ("Scheme") involving the buy-back of A Class Preference Shares in Village Roadshow Limited ("VRL").

An application will be made for the Unsecured Notes to be listed on the Australian Stock Exchange and all the requirements of the ASX relating thereto that can be complied with on or before the date of this New Zealand Investment Statement have been duly complied with. The ASX does not take any responsibility for any statement or the contents of this New Zealand Investment Statement.

Further details about the Offer can be found in the Scheme Booklet. Details about the Scheme can be found in the Scheme Booklet. You should read the Scheme Booklet in its entirety.

Basic terms

Under the Scheme, A Class Shareholders will receive A$1.25, with A$1 being applied to the issue of one Unsecured Note and with the balance of A$0.25 being paid in cash, as consideration for each A Class Preference Share held by them.

The term of the Unsecured Notes is 3 years.

The principal outstanding on each Unsecured Note will initially be A$1, but will reduce (be repaid) by A$0.33 on each of the first and second anniversaries of the Issue Date. These principal amounts will be paid to Unsecured Note holders within 14 days of each such anniversary.

The Unsecured Notes mature on the third anniversary of their Issue Date. VRL will redeem any outstanding Unsecured Notes on maturity at a price equal to the principal then outstanding on the Unsecured Note (that is, A$0.34).

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily (non-compounding) on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days ("Overdue Interest") or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% ("Default Rate") for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such Overdue Interest. Overdue Interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.

Subordination

Unsecured Notes rank in priority to all shares (including Preference Shares) if VRL is wound up. While they remain outstanding, interest payable on Unsecured Notes will be paid in priority to share dividends and capital and, if interest is overdue more than 30 Business Days, will rank equally with all unsubordinated unsecured liabilities of VRL.

The rights of the Unsecured Note holders (other than in relation to interest overdue more than 30 Business Days ("Unsubordinated Note Debt")) are, however, subordinated to VRL's other creditors, including the PRIDES. If VRL is wound up, the Unsecured Notes will rank behind all amounts owing to its secured, unsecured and other subordinated creditors ("Senior Debt").

If at any time any part of the Senior Debt (other than those creditors disputed by VRL in good faith) is overdue (other than unsecured trade creditors within their payment terms), Unsecured Note holders and the Trustee will not be entitled to:

- be paid any amounts other than Unsubordinated Note Debt owing in respect of an Unsecured Note;

- accelerate, demand or bring proceedings in relation to payment of those amounts, including by passing any resolution or giving any direction under the Unsecured Notes Trust Deed;
- take any action to appoint an external administrator or wind up VRL in relation to those amounts; or
- set off or combine accounts in relation to those amounts.

However, if VRL does pay any amounts owing, Unsecured Note holders will be regarded as entitled to keep such payments.

Contingent conversion right

An Unsecured Note holder may convert all (but not some) of its Unsecured Notes into Preference Shares by delivering a notice to VRL's Unsecured Note registry during the 15 Business Days after a Conversion Event occurs. If it issues a conversion notice, the holder consents to a holding lock (or similar restriction on transfer) being placed on its Unsecured Notes from the date of the notice.

A Conversion Event occurs if VRL does not pay:

(a) interest, within 30 Business Days of it being due; or
(b) any part of the principal outstanding when due for payment.

A Conversion Event, however, does not occur if VRL fails or refuses to pay an amount:

(a) as a result of force majeure;
(b) to comply with the law or a court order; or
(c) due to a failure or difficulty in the banking or computer system used by VRL which lasts more than 15 Business Days.

VRL can be deemed to have paid an amount despite, for example, a cheque being unclaimed or unpresented; electronic funds transfer being rejected; or an administrative error.

When do they convert?

Unsecured Notes the subject of a conversion notice will convert 20 Business Days after the relevant Conversion Event occurs. The Preference Shares will be issued within 3 Business Days after the conversion date. VRL will make reasonable endeavours to have these shares quoted on ASX but this is not guaranteed and VRL may not apply for quotation, for example, if it reasonably believes that it cannot quote the resulting Preference Shares on ASX without breaching a representation to ASX or the law.

How many Preference Shares can an Unsecured Note be converted into?

The number of Preference Shares to be issued on conversion is equal to the sum of the products of each Unsecured Note the subject of the relevant conversion notice multiplied by its 'conversion ratio' (see below). Where the total number of Preference Shares to be issued, includes a fraction, that fraction will be disregarded.

By giving a conversion notice, an Unsecured Note holder directs VRL to take all accrued interest in relation to the Unsecured Notes being converted on the conversion date ("Overdue Interest Amount") into account in determining the conversion ratio. Before it is taken into account in determining the conversion ratio, the Overdue Interest Amount will be adjusted so that any overdue interest will be taken into account at the Default Rate.

Consequently, VRL is deemed to have paid the Overdue Interest Amount on the conversion date and its obligation to pay any interest or principal amounts in relation to the Unsecured Note ceases.

What is the conversion ratio?

The conversion ratio for an Unsecured Note at any given time is the sum of the principal outstanding and all accrued interest (including Overdue Interest) in relation to the Unsecured Note divided by A$1.

Rights attaching to Preference Shares

The rights attaching to the Preference Shares are also set out in the Constitution, a copy of which can be downloaded from VRL's website at www.villageroadshow.com.au or which is available on request from the VRL Information Line.

Transferability within 12 months

If the issue of Preference Shares on conversion of Unsecured Notes attracts the operation of section 707(3) of the Act, a sale of the Preference Shares within 12 months of their issue would require disclosure under Part 6D.2 of the Act (for example, under a prospectus) unless an exemption under section 708 of the Act applied or the shares are offered for sale to offerees who are not in Australia when they receive the offer.

However, VRL is of the view that:

(a) the fact that VRL will not issue Preference Shares on conversion of Unsecured Notes for the purpose of Unsecured Note holders selling or transferring the Preference Shares; and

(b) the operation of Categories 7 and 9 in Schedule C to ASIC Class Order 02/1180,

will have the effect that a sale of Preference Shares issued on conversion of Unsecured Notes should not attract the operation of section 707(3) of the Act.

Investors must make their own enquiries and seek their own advice in relation to this issue.

Repayment of Outstanding Debt

Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where:

- VRL is placed in liquidation or wound up;
- without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions;
- without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares; or
- certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.

Other Rights and Restrictions

VRL must not pay a dividend or make a return of capital or any other distribution to shareholders while any interest payment or principal repayment on the Unsecured Notes is overdue.

The Unsecured Notes carry no participation rights in VRL.

The Unsecured Notes carry no rights to vote at VRL's general meetings.

An Australian resident Unsecured Note holder will be entitled to participate in the Shareholder Discount Plan if the Unsecured Note holder holds 500 Unsecured Notes or 500 Ordinary Shares or a combination of 500 Unsecured Notes and Ordinary Shares.

Information regarding the Shareholders Discount Plan is contained on VRL's website: www.villageroadshow.com.au.

You should note that the Board has absolute discretion to discontinue or change the Shareholder Discount Plan at any time without notice.

2. WHO IS INVOLVED IN PROVIDING IT FOR ME?

(a) The Issuer

The Offer of Unsecured Notes is being made by Village Roadshow Limited, whose registered office is Pacific Motorway, Oxenford Queensland 4210.

VRL is an Australian public company with both Ordinary Shares and Preference Shares quoted on the ASX. The Company was listed on the ASX in 1986 as De Laurentiis Entertainment Limited and changed its name to Village Roadshow Limited in September 1988.

Since listing, VRL has developed into a global company that owns and operates a portfolio of complementary media and entertainment businesses. VRL, through its various divisions has subsidiaries with operations in Australia, New Zealand, Fiji, Mauritius, United States of America, British Virgin Islands, Singapore, Malaysia, Taiwan, Hong Kong, United Kingdom, Guernsey, Germany, Netherlands, Greece, Italy, Luxembourg, Hungary, Czech Republic, Austria and Argentina.

Further information about VRL can be found in the Scheme Booklet.

VRL can be contacted in New Zealand:

c/- Minter Ellison Rudd Watts
Lawyers
125 The Terrace
PO Box 2793
Wellington
Telephone: (04) 498 5000
Facsimile: (04) 498 5001

Following the Buy-Back, VRL will have two classes of securities quoted on the ASX, Ordinary Shares and Unsecured Notes.

If the Scheme is approved, 250,215,147 Preference Shares will be bought back and cancelled and approximately 250,215,147 Unsecured Notes will be issued.

Further information about the Scheme is contained in the Scheme Booklet.

The Trustee appointed as the Trustee for the Unsecured Note holders is Permanent Trustee Company Limited ACN 000 000 993.

Further information regarding the Trustee is contained in the Scheme Booklet.

3. HOW MUCH DO I PAY?

The issue price of the Unsecured Note is A$1 each. This is part of the total consideration payable under the Scheme. The consideration for the Buy-Back will be A$1.25 in cash for every Preference Share held by each shareholder (**Buy-Back Consideration**). Out of every A$1.25 of Buy-Back Consideration, A$0.25 will be paid in cash and A$1 will be applied under the Scheme to acquire 1 Unsecured Note with an initial value of A$1.

4. WHAT ARE THE CHARGES?

There are no charges payable by you. The only amount you pay is the payment for the Unsecured Note set out in 3 above.

5. WHAT RETURNS WILL I GET?

(a) Returns

(i) Unsecured Notes

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily (non-compound) on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days ("Overdue Interest") or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% ("Default Rate") for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such overdue interest. Overdue Interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.

The principal amount of the Unsecured Notes will be repaid by VRL by A$0.33 cash on each of the first and second anniversaries of the Issue Date and repaid in full by a final cash payment of A$0.34 on the third anniversary of the Issue Date.

(ii) Converted Preference Shares

No dividend is payable on Ordinary or Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve the discretion to authorise or recommend a dividend or not to do so, wholly or in part.

(b) New Zealand Taxation Summary

The following brief taxation summary for New Zealand tax resident shareholders and Unsecured Note holders is based on New Zealand legislation current at the date of this Investment Statement. It is a guide only and is not exhaustive. Taxation is a complex area of law and the taxation implications for a shareholder may differ from those described in this summary, depending upon the particular circumstances of the shareholder. Accordingly, this summary should not be relied upon as a substitute for professional advice and all shareholders, including shareholders outside New Zealand are ***recommended to immediately obtain and rely upon independent advice from their own professional tax advisers as is referable to their particular circumstances.***

Implications to shareholders of VRL's Buy-Back of Preference Shares

Any amount received by shareholders as part of the Buy-Back of Preference Shares by VRL that is deemed to be a dividend under the New Zealand Income Tax Act 1994 will be subject to New Zealand tax. Generally that will be amounts exceeding the available subscribed capital per share cancelled. As the available subscribed capital per share is greater than the consideration to be paid to shareholders under the Buy-Back, it is not anticipated that these dividend rules will have any application to the transaction.

The Buy-Back of the Preference Shares will be treated as a disposal by you for taxation purposes in New Zealand.

Any gain (or loss) realised on the disposal of the Preference Shares should not be subject to tax provided the Preference Shares are held on capital account, in particular, the shares were not acquired as part of a business of dealing in shares, were not purchased for the purpose of resale or were not sold as part of a profit making undertaking or scheme (ie the Preference Shares are not held by the shareholder on revenue account).

If a shareholder holds the Preference Shares on revenue account, the Buy-Back proceeds are gross income to the shareholder (subject to any adjustment to avoid double taxation). The shareholder is entitled to claim a deduction for the cost of the shares acquired. This means that a revenue account shareholder will generally be taxed on the gain from the buy-back of the share.

Implications to Unsecured Note holder of holding Unsecured Notes

Interest paid by VRL to an Unsecured Note holder will generally be taxable to the Unsecured Note holder.

The Unsecured Notes are a financial arrangement to which the accrual rules under the New Zealand Income Tax Act 1994 apply. For Unsecured Note holders the accrual rules require all income and expenditure arising in respect of the Unsecured Notes to be accrued over their term and returned for tax purposes. Unsecured Note holders who are taxed on a cash basis are not required to accrue income and expenditure or loss arising in respect of the Unsecured Notes. Instead they may account for any income, gain, expenditure or loss arising in respect of the Unsecured Notes in the income year such income, gain, expenditure or loss is realised. Whether or not a person is taxed on a cash basis will depend on, among other things, the value of debt instruments that are held by that person in the income year.

Implications to Unsecured Note holder of disposing of Unsecured Notes

Where the Unsecured Notes are converted, sold or transferred prior to maturity, a gain or loss for tax purposes will arise to the extent of any difference between the amount received for their disposal and the principal amount outstanding in respect of each Unsecured Note (being initially A$1.00 and thereafter adjusted for any principal amount that has been repaid). That gain or loss (adjusted for amounts returned in prior years by holders who are not taxed on a cash basis), must be returned in the year the disposal takes place.

Repayment of principal

No tax is payable on the return of the original principal amount of the Unsecured Notes to the Unsecured Note holder.

7. WHAT ARE MY RISKS?

The following is a statement of risks associated with an investment in VRL and risks associated with being a holder of Unsecured Notes.

(a) General risks applicable to VRL

The ability of VRL to repay the shareholder for the Unsecured Notes and the level of returns that a shareholder will receive for a converted Preference Share will be primarily influenced by the general risks applicable to VRL.

VRL is currently exposed to various general risks outlined below. On completion of the Scheme, VRL will continue to be exposed to these risks.

General economic risks

The financial performance of the business of VRL may be affected by changes in economic conditions in Australia and in other countries in which they operate. Such changes include:

- changes in inflation and interest rates;
- changes in employment levels and labour costs which may affect the cost structures of the business;
- changes in aggregate investment and economic output;
- investor sentiment and local and international stock market conditions;
- changes in fiscal, monetary and regulatory policies; and
- developments in technology, finance and property markets generally.

Exchange rate risk and interest rate risk

VRL derives a significant portion of its cash flow from investments and assets held in countries outside of

Australia, in particular the United States. In Australian dollar terms, this cash flow will be affected by changes in the exchange rates between the Australian dollar and the relevant foreign currencies.

To the extent that these rate movements are not hedged, they will affect the financial performance of VRL or the carrying value of items on its balance sheet. VRL has a hedging program in place to minimise exchange rate fluctuations whenever a non-Australian dollar cash flow item can be predicted with a degree of certainty.

Interest rates on finance facilities are hedged on a case by case basis utilising both "swap" or fixed rate and "cap" arrangements.

Accounting changes

The Australian Accounting Standards Board (AASB) announced that all entities reporting under the Corporations Act would be required to adopt International Financial Reporting Standards (IFRS) for financial years ending on or after 1 January 2005. VRL will be required to report under IFRS for the year ending 30 June 2005. As those reporting requirements are not yet mandatory, the audited annual report for 30 June 2003 and pro-forma Statement of Financial Position has been prepared under existing reporting requirements.

(b) Risk factors relating to Unsecured Notes

The ability of VRL to repay the shareholder for the Unsecured Note and the ability of the Shareholder to sell the Unsecured Note will be primarily influenced by the risks relating to the Unsecured Notes.

Factors affecting trading prices

The trading prices of the Unsecured Notes on the ASX will be directly affected by economic, financial and other external factors and market conditions.

Absence of trading market for Unsecured Notes

There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue.

Factors relating to the business of VRL

VRL's ability to make payments on the Unsecured Notes is also partially dependent upon the earnings and distributions by its subsidiaries and non-consolidated entities in which it has an interest, the assets of which are subject to the prior claims of the secured and unsecured creditors of such subsidiaries and non-consolidated entities.

If VRL becomes insolvent or is wound up the principal amount of and interest on the Unsecured Notes will be subordinated to VRL's secured, unsecured and other subordinated creditors and will rank in priority to all of VRL's shares on a winding up. However, interest on the Unsecured Notes which is overdue more than 30 Business Days will rank equally with the unsecured creditors of VRL.

There are no restrictions on VRL or any of its subsidiaries or non-consolidated entities in respect of the incurrence of additional indebtedness, including indebtedness that ranks pari passu with or senior to the Unsecured Notes or to which the Unsecured Notes are structurally subordinated, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the VRL's ability to service its debt, including the Unsecured Notes.

(c) Liability of shareholders

A shareholder is not required to indemnify VRL or a creditor of VRL against any liability of VRL in respect of his or her shareholding.

8. CAN THE INVESTMENT BE ALTERED?

The Note Trust Deed can be amended with the process required to do so depending on the nature of the amendment.

If, in the opinion of VRL and the Trustee, the amendment is not materially prejudicial to the interests of Unsecured Note holders as a whole then VRL and the Trustee can agree to the amendment. Examples of such amendments are those which are:

- of a formal or technical nature;
- made to cure an ambiguity or correct a manifest error;
- expedient for the purpose of enabling the Unsecured Notes to be listed for quotation or to retain listing on any financial market or to be offered for, or subscribed for, sale under the laws for the time being in force in any place and is otherwise not considered by the Trustee to be materially prejudicial to the interests of Unsecured Note holders as a whole;
- necessary to comply with the provisions of any statute or the requirements of any statutory authority; or
- to evidence the succession of another person to VRL and the assumption by any such successor of the covenants and obligations of VRL under the Notes Trust Deed; or
- to reflect any change to a relevant law or regulation where the tax implications of the Unsecured Notes would be adversely affected if the amendment was not made.

Amendments that do not meet this requirement require the approval of a resolution of Unsecured Note holders. Certain changes to procedural provisions of the deed will require a special resolution.

However, notwithstanding anything above, the Trustee and VRL may not modify, alter, cancel, amend or add to all or any of the Notes Trust Deed, if the effect of doing so would extend the duration of the trust under the Trust Deed.

9. HOW DO I CASH IN MY INVESTMENT?

(a) Unsecured Notes

Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where:

(a) VRL is placed in liquidation or wound up;

(b) without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions;

(c) without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares; or

(d) certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.

A shareholder may be able to sell their Unsecured Notes sold on the ASX. The factors affecting the sale are:

(a) The trading prices of the Unsecured Notes on the ASX will be directly affected by economic, financial and other external factors and market conditions.

(b) There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such

securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue. See also Factors Affecting Trading Prices above.

(b) Converted Preference Shares

A shareholder may be able to sell their converted Preference Shares on the ASX.

VRL will make reasonable endeavours to apply to the ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to the ASX; and even if the application for quotation is made, no guarantee can be given that:

(a) the application will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth A$500 or more); or

(b) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

10. WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

Enquires as to activities of the Company and generally:

Village Roadshow Limited
206 Bourke Street
Melbourne Victoria 3000
Tel: +61 3 9667 6666
Fax: +61 3 9639 1540
Email: investors@roadshow.com.au

Or contact the VRL Scheme Information Line:
Toll free inside Australia on 1300 302 106 or outside Australia on +612 9240 7460.

Enquiries as to processing of your Application, a transfer, or other questions about your holdings, contact the Share Registry:

Computershare Investor Services Pty Ltd
ACN 078 279 299
Level 12
565 Bourke Street
Melbourne Victoria 3000
Tel: + 613 9611 5711
Fax: + 613 99611 5710
Email: www.computershare.com.au

11. IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Please contact any of the people set out in section 10 above, with your concerns.

12. WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

You should have received the Scheme Booklet with the Investment Statement. If you have not received a copy of the Scheme Booklet a copy is available from the company's web site www.villageroadshow.com.au or can be obtained free of charge by contacting the VRL Scheme Information Line.

Provision of documents

VRL will until the date of the General Meeting, Class Meeting and Scheme Meeting provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

- the Unsecured Notes Trust Deed; and
- the Constitution.
- the annual report for VRL for the year ended 30 June 2003; and
- any continuous disclosure notice given to the ASX by VRL after lodgment with ASIC of the annual report referred to above and before the Scheme Meeting.

Copies of each of the above documents are or will be (as the case may be) available on VRL's website, www.villageroadshow.com.au .

Shareholders receive copies of VRL's annual report (incorporating its financial statements), notices of general meetings and any other notices or documents.

You may request copies of the following information about your investment at any time:

- a copy of the Constitution (including all amendments);
- a copy of the Group's most recent financial statements (also available at www.villageroadshow.com.au); and
- a copy of the current investment statement (if any).

You should direct your request for this information to Computershare Investor Services Pty Limited at the contact details above. This information will be provided to you following payment of any required charge.

Information lodged with ASIC and disclosed to ASX

VRL is a 'disclosing entity' for the purposes of the Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of announcements made by VRL on the ASX are available from the ASX or on VRL's website, www.villageroadshow.com.au .

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

13. SUMMARY OF IMPORTANT DATES

Date of Scheme Booklet	12 December 2003
Last time by which proxy forms for the General Meeting, the Class Meeting and the Scheme Meeting can be lodged	7pm Melbourne time on 19 January 2004
Time for determining entitlements to vote at the General Meeting, the Class Meeting and the Scheme Meeting	7pm Melbourne time on 19 January 2004
General Meeting at which Shareholders vote on the Buy-Back and certain modifications to VRL's constitution	2pm Brisbane time on 21 January 2004
Class Meeting at which Preference Shareholders vote on the Scheme	Promptly after the conclusion or adjournment of General Meeting

Scheme Meeting at which Preference Shareholders vote on the Scheme	Promptly after the conclusion or adjournment of Class Meeting
Court Order to approve the Scheme	30 January 2004
Scheme Lodgment: (a) lodgment of office copy of the Court Order with ASIC; (b) Scheme becomes effective on this date; and (c) trading of Preference Shares is suspended at the close of trading on this date (Despite Preference Shares not being capable of being traded on ASX after this date (assuming the Scheme is implemented in accordance with its terms) they will remain quoted securities until the dispatch date.)	24 February 2004
Record Time: (a) time for determining who are holders of Preference Shares for the purposes of the Buy-Back; and (b) Buy-Back offers made and accepted and Buy-Back Agreement entered into	7pm Melbourne time on 2 March 2004
Expected dispatch date: (a) Preference Shareholders registered as Unsecured Note holders; (b) holding statements in respect of the Unsecured Notes dispatched; and (c) cheques for cash component of the Buy-Back Consideration dispatched.	9 March 2004
Date it is expected trading in the Unsecured Notes will commence	10 March 2004
Date cash proceeds from the sale of Foreign Preference Shareholders Unsecured Notes expected to be dispatched (This date may be deferred if the nominee, who will be appointed to sell Foreign Preference Shareholders Unsecured Notes, defers selling some or all of the Unsecured Notes to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX)	20 March 2004
First interest payment date in respect of the Unsecured Notes	9 September 2004

The timetable above is indicative only. VRL may vary any or all of the dates and times without notifying Ordinary Shareholders or Preference Shareholders. Certain dates and times are conditional on the approval of the Buy-Back and the Constitution Modifications by Shareholders and the Scheme by Preference Shareholders and the Court.

None of the events listed to occur after 21 January 2004 will occur unless the Buy-Back and the Constitution Modifications are approved at the General Meeting and the Scheme is approved at the Scheme Meeting. None of the events listed to occur after 30 January 2004 will occur unless the Scheme is approved by the Court. The Court Order approving the Scheme will not be lodged until 24 February 2004, which is more than one month after the Rights Effect as a result of the resolution to approve the Buy-Back (resolution 2.1 in the General Meeting). This date will be delayed further if an objection to that Rights Effect is made before that date by the holders of at least 10% of the Preference Shares. See **sections 5.3, 5.4** and **7.4(b)** of the Scheme Booklet for further details.

14. DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

Act means the Australian Corporations Act 2001 (Cth).

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement pursuant to the Scheme between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration has the meaning given in section 3.

Buy-Back Offer means, in respect of a Preference Shareholder, an offer by VRL to the Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration. If the Conditions are satisfied, VRL will be deemed, without the need for any further act, to have made a Buy-Back Offer to each Preference Shareholders at the Record Time.

Class Meeting means the meeting of Preference Shareholders to be held on 21 January 2004 to approve the Rights Effect pursuant to the Constitution and section 246B(1) of the Act and includes any one or more resumptions of that meeting after any adjournments of that meeting. The notice of the meeting is set out in Appendix E to the Scheme Booklet.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of VRL.

Constitution Modifications means the proposed modifications to VRL's Constitution to be considered and voted at the General Meeting described in section 7.8 of the Scheme Booklet.

Conversion Event means an event which entitles an Unsecured Note holder to convert their Unsecured Notes.

Court means the Supreme Court of Victoria.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Default Rate means the default interest rate

Directors means the directors of VRL for the time being.

General Meeting means the meeting of Ordinary Shareholders to be held on 21 January 2004 to approve the Buy-Back in accordance with section 257D(1) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act and includes any one or more resumptions of that meeting after any adjournments of that meeting. The notice of the meeting is set out in Appendix D to the Scheme Booklet.

Group means collectively VRL and its controlled entities.

Issue Date means the issue date set out in the table under section 7.5 of the Scheme Booklet.

Listing Rules means the Listing Rules of the ASX.

Ordinary Share means an ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means holders of Preference Shares.

PRIDES has the meaning in section 8.13 of the Scheme Booklet.

Record Date means the 30th Business Day after the Scheme Lodgement Date or such earlier date as the Director's determine and announce to ASX.

Record Time means **7pm** on the Record Date.

Register means VRL's register of members.

Rights Effect means any variation, abrogation or cancellation of rights attaching to Preference Shares arising from the Buy-Back, the Buy-Back Agreements resolution 2.1 in the General Meeting or the Scheme.

Shareholder means an Ordinary Shareholder or a Preference Shareholder.

Scheme means the scheme of arrangement described in the Scheme Booklet.

Scheme Booklet means the scheme booklet dated 12 December 2003 and sent to you with this Investment

Statement which constitutes, among other things, the:

(a) statement required in respect of the Scheme under section 412(1) of the Act; and

(b) the statement required in respect of the Buy-Back under section 257D(2) of the Act.

Scheme Lodgement means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgement Date means the date on which the Scheme Lodgement occurs.

Scheme Meeting means the meeting of Preference Shareholders to be held on 21 January 2004 to approve the Scheme in accordance with section 411(4)(a)(ii) of the Act and includes any one or more resumptions of that meeting after any adjournments of that meeting. The notice of meeting is set out in Appendix F to the Scheme Booklet.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Trustee means Permanent Trustee Company Limited ACN 000 000 993.

Unsecured Note means a subordinated unsecured redeemable note.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Deed between VRL and the Trustee as amended by Supplemental Deed dated 10 December 2003.

VRL or **Company** means Village Roadshow Limited ACN 010 672 054.

VRL Scheme Information Line is 1300 723 020 (toll free within Australia) and +61 3 9649 5434 (outside of Australia).

DIRECTORY

DIRECTORS

Robert G. Kirby
Chairman, Executive Director
John R. Kirby
Deputy Chairman, Executive Director
Graham W. Burke
Managing Director
Peter E. Foo
Finance Director
Peter M. Harvie
Chairman, Austereo, Executive Director
William J. Conn
Independent Non-Executive Director
Peter D. Jonson
Independent Non-Executive Director
D. Barry Reardon
Independent Non-Executive Director

COMPANY SECRETARIES

Philip S Leggo
Shaun L Driscoll

REGISTERED OFFICE

Pacific Motorway
Oxenford Queensland 4210

SHARE REGISTRY

Computershare Investor Services Pty Ltd
ACN 078 279 277
Level 12
565 Bourke Street
Melbourne Victoria 3000

AUDITORS

Ernst & Young
Level 33
120 Collins Street
Melbourne Victoria 3000

LEGAL ADVISER

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

TAXATION ADVISER

Shaddick & Spence
Level 32
101 Collins Street
Melbourne Victoria 3000

FINANCIAL ADVISERS

Citigroup Global Markets Australia Pty Ltd
ACN 003 114 832
2 Park Street
Sydney New South Wales 2000

TRUSTEE

Permanent Trustee Company Limited
ACN 000 000 993
Level 3
151 Rathdowne Street
Carlton South Victoria 3053

Proxy Form

General Meeting

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the General Meeting hereby appoint

the Chairman of the General Meeting (mark with an 'X') **OR**

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the General Meeting.

or failing the person named, or if the person named does not attend the General Meeting, the Chairman of the General Meeting, as my/our proxy to act generally at the General Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held in the Grand Ballroom, 2nd Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Wednesday 21 January 2004 at 2.00pm and at any adjournment of the General Meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	Approval of the Buy-Back and the terms of any Buy-Back Agreements entered into under the Buy-Back.			
Resolution 2	Approval of the modification to the Constitution, conditional on all Preference Shares being bought back under the Buy-Back.			

There are important voting restrictions on Resolution 1 and Resolution 2. Please refer to the Voting Eligibility and Procedures explained overleaf.

Subject to the voting restrictions explained overleaf, the Chairman of the General Meeting intends to vote all undirected proxies in favour of the resolutions.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

Please state the percentage of your voting rights or the number of Shares for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

VRL VRL1PR 005480V_008M8B

VOTING ELIGIBILITY AND PROCEDURES

Resolution 1

1. Because both Ordinary Shareholders and Preference Shareholders are entitled to vote in respect of Resolution 1, your holdings of Ordinary Shares and, if you have any, Preferences Shares will be combined.
2. If you hold only Ordinary Shares and are not an Associate of a Preference Shareholder, you may vote your Ordinary Shares in relation to Resolution 1 in any manner you wish.
3. If you hold any Preference Shares (even if you also hold some Ordinary Shares) or are an Associate of a Preference Shareholder, you are not entitled to vote any of your Preference Shares or Ordinary Shares in favour of Resolution 1. Any votes you cast in favour of Resolution 1 will be disregarded. However, you may vote your Preference Shares and your Ordinary Shares against Resolution 1 or you may abstain from voting on this resolution.
4. On a poll, each holder of Ordinary Shares or Preference Shares or both, who is present in person, by proxy, representative or attorney is entitled to one vote for every Ordinary Share and/or Preference Share held.

Resolution 2

5. If you hold Ordinary Shares (even if you also hold Preference Shares or are an Associate of a Preference Shareholder), you may vote your Ordinary Shares in any manner you wish in respect of Resolution 2.
6. If you hold only Preference Shares (that is, you do not hold any Ordinary Shares), you are not entitled to vote in respect of Resolution 2. Any votes you cast on Resolution 2 will be disregarded.
7. On a poll, each Ordinary Shareholder who is present in person, by proxy, representative or attorney is entitled to one vote for every Ordinary Share held.

Resolutions 1 and 2

8. If you are entitled to vote on a resolution but are unable to attend the General Meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed 'Appointment of Proxy'.
9. If you are attending the General Meeting, **please bring this bar coded Proxy Form** to assist in shareholder identification and registration.
10. On a show of hands, each Shareholder who is entitled to vote (as a holder of Ordinary Shares or Preference Shares or both) on a resolution and is present in person, by proxy, representative or attorney, is entitled to one vote.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:
   (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the proxy does not do so, each proxy may exercise half the votes; and
   (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).
2. A proxy need not be a member of VRL.
3. In the case of joint holders all should sign the proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act 2001or signed by an authorised officer or attorney.
5. To be valid, this Proxy Form if signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney, unless previously noted on behalf of VRL.
6. If the abstention box on this Proxy Form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.
7. If this Proxy Form is signed by the Shareholder but does not name the proxy in whose favour it is given, or the proxy does not attend the General Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.
8. Subject to the voting restrictions explained above, the Chairman of the General Meeting intends to vote all undirected proxies from Shareholders (who are eligible to vote in favour of the resolutions) in favour of the resolutions to be voted on at the General Meeting. The Chairman will not vote any undirected proxies from Shareholders ineligible to vote in favour of the resolutions.
9. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Monday 19 January 2004.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555

Class Meeting Preference Shares

Proxy Form

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the Class Meeting hereby appoint

the Chairman of the Class Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Class Meeting.

or failing the person named, or if the person named does not attend the Class Meeting, the Chairman of the Class Meeting, as my/our proxy to act generally at the Class Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Class Meeting of Village Roadshow Limited to be held in the Grand Ballroom, 2nd Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Wednesday 21 January 2004, promptly following the conclusion or adjournment of the General Meeting which begins at 2.00pm and at any adjournment of the Class Meeting.

Voting directions to your proxy - please mark X to indicate your direction

		For	Against	Abstain*
Resolution 1	That any variation, abrogation or cancellation of rights attached to Preference Shares effected or arising from the Buy-Back, the Buy-Back Agreements, the Scheme or the resolution approving the terms of the Buy-Back Agreements (resolution 1 of the General Meeting) be and is hereby approved and sanctioned.			

The Chairman of the Class Meeting intends to vote all undirected proxies in favour of the resolution.
* If you mark the Abstain box for the item of business, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** Please state the percentage of your voting rights or the number of Preference Shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

VOTING ELIGIBILITY AND PROCEDURES

1. Any person who is registered as a Preference Shareholder at 7.00pm on Monday 19 January 2004 may attend and vote at the Class Meeting.

2. If you are unable to attend the Class Meeting, you may appoint a proxy to attend and vote at the meeting on your behalf. See the section below headed "Appointment of Proxies".

3. If you are a Preference Shareholder attending the Class Meeting, **please bring this bar coded Proxy Form** to assist in shareholder identification and registration.

4. **Only Preference Shareholders may attend and vote at the Class Meeting.** This includes Preference Shareholders who also hold Ordinary Shares. Any votes cast by a shareholder in respect of Ordinary Shares will be disregarded for the purpose of determining the result of the resolution.

5. On a show of hands each Preference Shareholder present in person or by proxy, representative or attorney is entitled to one vote.

6. On a poll every Preference Shareholder present in person or by proxy, representative or attorney has one vote for every Preference Share held.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

    (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the proxy does not do so, each proxy may exercise half the votes; and

    (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

2. A proxy need not be a member of VRL.

3. In the case of joint holders all should sign the proxy form.

4. *In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act 2001 or signed by an* authorised officer or attorney.

5. To be valid, this Proxy Form if signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney, unless previously noted on behalf of VRL.

6. If the abstention box on this Proxy Form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

7. If this Proxy Form is signed by the Shareholder but does not name the proxy in whose favour it is given, or the proxy does not attend the Class Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

8. The Chairman of the Class Meeting intends to vote all undirected proxies in favour of the resolution to be voted on at the Class Meeting.

9. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Monday 19 January 2004.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555

Scheme Meeting Preference Shares

Proxy Form

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the Scheme Meeting hereby appoint

the Chairman of the Scheme Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Scheme Meeting.

or failing the person named, or if the person named does not attend the Scheme Meeting, the Chairman of the Scheme Meeting, as my/our proxy to act generally at the Scheme Meeting, on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Scheme Meeting of Village Roadshow Limited to be held in the Grand Ballroom, 2nd Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Wednesday 21 January 2004, promptly following the conclusion or adjournment of the Class Meeting (which begins promptly following the conclusion or adjournment of the General Meeting which begins at 2.00pm) and at any adjournment of the Scheme Meeting.

Voting directions to your proxy - please mark X to indicate your direction

		For	Against	Abstain*
Resolution 1	That the Scheme is approved (with or without modification as approved by the Court).			

The Chairman of the Scheme Meeting intends to vote all undirected proxies in favour of the resolution.
* If you mark the Abstain box for the item of business, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** Please state the percentage of your voting rights or the number of Preference Shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

VRL VRLPR

005460 V_00SMSB

VOTING ELIGIBILITY AND PROCEDURES

1. Any person who is registered as a Preference Shareholder at 7.00pm on Monday 19 January 2004 may attend and vote at the Scheme Meeting.

2. If you are unable to attend the Scheme Meeting, you may appoint a proxy to attend and vote at the meeting on your behalf. See the section below headed "Appointment of Proxies".

3. If you are a Preference Shareholder attending the Scheme Meeting, **please bring this bar coded Proxy Form** to assist in shareholder identification and registration.

4. **Only Preference Shareholders may attend and vote at the Scheme Meeting.** This includes Preference Shareholders who also hold Ordinary Shares. Any votes cast by a Shareholder in respect of Ordinary Shares will be disregarded for the purpose of determining the result of the resolution.

5. On a show of hands each Preference Shareholder present in person or by proxy, representative or attorney is entitled to one vote.

6. On a poll every Preference Shareholder present in person or by proxy, representative or attorney has one vote for every Preference Share held.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

   (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the proxy does not do so, each proxy may exercise half the votes; and

   (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

2. A proxy need not be a member of VRL.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

5. To be valid, this Proxy Form if signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney, unless previously noted on behalf of VRL.

6. If the abstention box on this Proxy Form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

7. If this Proxy Form is signed by the Shareholder but does not name the proxy in whose favour it is given, or the proxy does not attend the Scheme Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

8. The Chairman of the Scheme Meeting intends to vote all undirected proxies in favour of the resolution to be voted on at the Scheme Meeting.

9. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Monday 19 January 2004.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555

Direct Credit Authority Form

Computershare

Village Roadshow Limited
ABN 43 010 672 054

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 IND

IMPORTANT NOTICE: This form is provided to Preference Shareholders in respect of the portion of the Buy-Back Consideration that is not being applied to the acquisition of the Unsecured Notes under the Scheme (i.e. the 25 cents per Preference Share), and the payment of interest on, and repayments of, the Unsecured Notes (collectively the **Consideration**). However, Village Roadshow Limited (**VRL**) reserves the right to disregard this request and pay any or all entitlements to the Consideration by cheque. Please refer to the reverse of this form regarding the effect of returning this form to Computershare Investor Services Pty Limited. **This form is not a proxy form and will not constitute a 'vote' for or against the Scheme.** Any prior instruction or authority given in relation to payments on other VRL securities (eg Preference Shares or Ordinary Shares) will not be sufficient to authorise direct crediting of your entitlement to the Consideration to your designated account, but will continue to be valid in respect of your other VRL securities, in the absence of you completing this form.

Use a black pen.
Print in CAPITAL letters inside the grey areas.
A B C 1 2 3

A Request for Direct Crediting of Payments

Account number

BSB number (eg. 063000)

Name in which account is held (eg. JOHN SMITH)

Name of Australian bank or financial institution

Name of branch or suburb or town

Type of account (eg. cheque, savings, etc.)

DO NOT USE YOUR CREDIT CARD NUMBER
If you are unsure of your BSB number or account number, please check with your bank, building society or credit union.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions relating to payments to which I/we am/are entitled to be paid in cash.

Individual or Securityholder 1

Securityholder 2

Securityholder 3

Sole Director and Sole Company Secretary

Director/Company Secretary

Director

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A Request for Direct Crediting of Payments

Complete this section if you want your payments of the Consideration paid directly into your nominated **Australian** bank, credit union or building society account.

Until you advise otherwise, all future payments on all other VRL securities will be paid into the nominated account on this form. This means that if you have given previous instructions to Computershare Investor Services Pty Limited regarding payments on any securities you hold in VRL (including Ordinary Shares), these instructions will be overridden by your instructions on this form.

Additionally, if you acquire any other VRL securities in the future (including Ordinary Shares), the instructions on this form will apply to payments on those securities.

IMPORTANT: DO NOT USE THE NUMBER QUOTED ON YOUR CREDIT CARD

If you do not complete this section or this form is incomplete, unsigned or invalid in any other way, you will receive your entitlements to the Consideration by cheque.

Neither VRL nor Computershare Investor Services Pty Limited will be responsible for any delays in crediting payments to your nominated account as a result of transaction procedures or errors by any financial institution.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have chosen to have your payments paid directly into your nominated **Australian** bank, credit union or building society account and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with Computershare Investor Services Pty Limited. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

DCVRL

VRL

Please return this completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia